As filed with the Securities and Exchange Commission on February 10, 2006.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Embarq Corporation

(Exact name of registrant as specified in its charter)

Delaware	4813	20-2923630
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5454 W. 110th Street

Overland Park, Kansas 66211

(800) 829-0965

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Claudia S. Toussaint, Esq.

Vice President—Corporate Governance

and Ethics, and Corporate Secretary

Embarq Corporation

5454 W. 110th Street

Overland Park, Kansas 66211

(913) 794-1513

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

E. William Bates, II, Esq. King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036 (212) 556-2100	Leonard J. Kennedy, Esq. General Counsel Sprint Nextel Corporation 2001 Edmund Halley Drive Reston, Virginia 20191 (703) 433-4000

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Senior Notes	$4,100,000,000	100%	$4,100,000,000	$438,700

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 10, 2006

PROSPECTUS

$

Embarq Corporation

$            % Notes due

$            % Notes due

$            % Notes due

We are currently a subsidiary of Sprint Nextel Corporation. Sprint Nextel has determined to spin off our company by distributing all of our common stock to its stockholders as a dividend. Upon completion of the spin-off, our assets and business will consist largely of those that Sprint Nextel attributes to its incumbent local communications operations and that are reported as its Local segment in its financial statements. In connection with the spin-off, we will issue to Sprint Nextel $             aggregate principal amount of         % Notes due             , $             aggregate principal amount of         % Notes due         , and $             aggregate principal amount of         % Notes due         . Sprint Nextel intends to transfer these notes to Sprint Capital Corporation, its wholly owned subsidiary, in satisfaction of specified inter-company indebtedness owed by Sprint Nextel to Sprint Capital. This prospectus relates to the offer and sale by Sprint Capital of the notes. We will not receive any of the proceeds from the sale of the notes being offered.

The          notes will mature on                 , the          notes will mature on             , and the              notes will mature on                 . We will pay interest on the notes semiannually on                  and                  of each year, beginning on                     , 2006. We may redeem some or all of the notes at the times and at the redemption prices discussed under the caption “Description of the Notes—Optional Redemption.” The notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured indebtedness. The notes will effectively rank junior to all indebtedness and other liabilities of our subsidiaries.

We do not intend to list the notes on any securities exchange or to include the notes in any automated quotation system.

See “ Risk Factors” beginning on page 10 for a discussion of the factors that you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price	Underwriting Discounts	Proceeds to Sprint Capital
Per note	%	%	%
Total	$	$	$

Per note	%	%	%
Total	$	$	$

Per note	%	%	%
Total	$	$	$

Combined Total (before expenses)	$	$	$

Interest on the notes, if any, will accrue from                     , 2006 to the date of delivery. The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on                     , 2006.

The date of this prospectus is                     , 2006.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices. You should be aware of certain risks relating to the spin-off, our business and ownership of the notes, which are described under the heading “Risk Factors.”

i

SUMMARY

This summary highlights selected information contained in this prospectus. We urge you to carefully read this prospectus in its entirety. Except as otherwise indicated, references in this prospectus to “Embarq,” “we,” “us” or “our” are to Embarq Corporation and its subsidiaries. Effective August 12, 2005, Nextel Communications, Inc., which we refer to as Nextel, merged with and into a subsidiary of Sprint Corporation. Following the merger, which we refer to as the Sprint Nextel merger, Sprint changed its name to Sprint Nextel Corporation, which we refer to as Sprint Nextel. References in this prospectus to “Sprint” are to Sprint Corporation before the completion of the Sprint Nextel merger. References in this prospectus to “Sprint Capital” are to Sprint Capital Corporation, a wholly owned subsidiary of Sprint Nextel, or a wholly owned subsidiary of Sprint Capital Corporation to which Sprint Capital Corporation may transfer the notes.

Our Company

We are a new company that, following the spin-off, will own the incumbent local communications operations conducted by Sprint Nextel and reported as its Local segment in its financial statements. The spin-off is a transaction that involves two general steps. First, assets consisting primarily of Sprint Nextel’s incumbent local communications operations will be transferred to us. Sprint Nextel will then distribute pro rata to its stockholders shares of our common stock. We refer to this last step as the distribution. The distribution date for the distribution is expected to be on or about                     , 2006. As a result of the spin-off, we will become a separate public company, although we will continue to have a number of significant commercial arrangements with Sprint Nextel.

Following the spin-off, we will be the fifth largest local communications company in the U.S. based on number of access lines. We offer regulated local communications services as an incumbent local exchange carrier, or ILEC, to roughly 4.5% of U.S. households, with approximately 7.4 million consumer and business access lines, as of September 30, 2005. Following the spin-off, we will provide a suite of communications services, consisting of local and long distance voice and data services, including high-speed Internet access. We also expect to provide access to our local network and other wholesale communications services for other carriers, communications equipment for business markets, and other communications-related services. Following the spin-off, we expect to provide code division multiple access, or CDMA, based wireless voice and data services in most of our local service territories to consumers and small business customers through a non-exclusive wholesale arrangement involving a mobile virtual network operator, or MVNO, relationship, with Sprint Nextel. We also expect to offer certain wireline voice and data, wireless and video services through sales agency and other wholesale agreements.

For the nine months ended September 30, 2005, we had revenue of approximately $4.7 billion and operating income of approximately $1.2 billion. For the year ended December 31, 2004, we had revenues of approximately $6.1 billion and operating income of approximately $1.6 billion. Based on our financial results, we expect to be included in the Fortune 500 list.

Following the spin-off, we will continue to serve our local service territories, which are located in 18 states. We have a significant presence in Florida, North Carolina, Nevada and Ohio (these four states represent nearly two-thirds of all of our access lines). The remaining states (in order of number of access lines) are: Virginia, Pennsylvania, Texas, Indiana, Missouri, Tennessee, New Jersey, Minnesota, Kansas, South Carolina, Washington, Oregon, Nebraska and Wyoming.

Our Strengths

We believe our strengths will enable us to continue to generate cash flow and to grow new streams of revenue by diversifying our offerings, such as high-speed Internet services, while also allowing us to focus our efforts on minimizing the loss of access lines in our traditional local wireline business. Our principal strengths include:

Longstanding customer relationships

As the incumbent provider of communications services in our local service territories, we have developed longstanding customer relationships. Based on our estimates, we provide communications services to approximately 85% of the potential customers in our local service territories who purchase local wireline services or wireless services in lieu of wireline. We manage our service offerings at the local level to serve the needs of each community effectively and efficiently.

Pre-existing network infrastructure

As the incumbent provider of communications services in our local service territories, we have a network infrastructure already in place to serve our customers’ current needs and that can also serve as the foundation for offering new services to meet our customers’ evolving needs.

Ability to offer a wide array of bundled services

We believe that following the spin-off, we will be among the few communications service providers in many of the markets we serve that can provide a suite of services to both consumers and business customers that includes wireline voice services, high-speed data, consumer video entertainment services, and communications equipment for business customers. We plan to expand our service offerings by providing CDMA-based wireless voice and data services to our consumers and business customers in our local service territories through our MVNO and sales agency relationships with Sprint Nextel. We seek to maximize profitable communications services revenue per customer through the convenience and cost savings of using a single provider for a broad suite of services. By offering a bundled package of products and services, we have improved our long distance and high-speed Internet services penetration, resulting in increased revenue and lower customer churn, which have helped to offset revenue decreases driven by continuing declines in access lines and product substitution.

Favorable demographics

The annual growth in number of households in our local service territories has averaged approximately 1.8% over the three years ended December 31, 2004, compared to the national average over that period of approximately 1.4%. Our local service territories cover all or part of six of the top 20 fastest growing metropolitan statistical areas, or MSAs, based on the 2000 census. Approximately 29% of our access lines as of September 30, 2005 were in those MSAs.

Service and product expertise

We believe that our strong heritage provides a solid foundation for the continued development and delivery of cost-effective products and services. We intend to build on the core strengths of our business to fulfill our mission of providing high quality, cost-effective products and services and innovations that address our customers’ communications needs.

Experienced management team

We have a senior management team with experience managing the expansion of communications companies, including experience at Sprint.

Business Strategy

Our strategy is to maximize profitable communications services revenue per customer by selling integrated and bundled products and services and meeting the needs of our consumers and business and wholesale customers within our local service territories. Four key goals will support this strategy:

•	Provide useful products and solutions to attract and retain customers by marketing integrated service offerings including video and wireless services, expanding high speed Internet coverage, developing simplified products that meet our customers’ needs and updating our networks to provide Internet Protocol, or IP, based services such as Voice over Internet Protocol, or VoIP;

•	Improve customer experience and perception of service and product offerings by providing customers with simplified billing, maintaining service quality and reliability, expanding our distribution channels, providing competitively priced services and using our local market knowledge and experience to provide customers with superior service.

•	Manage costs by implementing process improvements, focusing our network investment in areas that support enhanced services including high-speed network facilities, improving the efficiency and effectiveness of our customer support operations and simplifying our information technology, or IT, support systems.

•	Maintain a customer-focused culture that encourages high performance and employee satisfaction by maintaining our commitment to the communities we serve, providing innovative and competitive services while providing an exceptional customer experience, making Embarq a great place to work by improving employee communication, and aligning management and employee incentives and compensation plans.

We describe in this prospectus the local communications business to be contributed to us by Sprint Nextel in the spin-off as if it were our business for all historical periods described. However, we are a newly formed entity that will not independently conduct any operations before the spin-off. References in this document to our historical assets, liabilities, products, business or activities generally refer to the historical assets, liabilities, products, business or activities of the contributed business as it was conducted as part of Sprint Nextel and its subsidiaries before the spin-off. Our historical financial results as part of Sprint Nextel contained in this prospectus may not be indicative of our financial results in the future as an independent company or reflect what our financial results would have been had we been an independent company during the periods presented.

Our principal executive offices are located at 5454 W. 110th Street, Overland Park, Kansas 66211 and our main telephone number is (800) 829-0965. We were incorporated in Delaware in 2005.

The Spin-off

Assets and Liabilities Transferred to New Local Company

Before the distribution date, we and Sprint Nextel will enter into a separation and distribution agreement that will contain the key provisions relating to the separation of our business from Sprint Nextel and the distribution of our shares of common stock. The separation and distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by Sprint Nextel in the spin-off and describe when and how these transfers, assumptions and assignments will occur. See “Agreements with Sprint Nextel—Separation and Distribution Agreement.”

Relationship with Sprint Nextel After the Spin-off

Before the distribution date, we and Sprint Nextel will also enter into agreements to define the initial relationship between Sprint Nextel and us with respect to a number of services that will be provided. In particular, we are entering into commercial service agreements with Sprint Nextel pursuant to which we will purchase certain wireless and long distance services from Sprint Nextel to support our business and Sprint Nextel will purchase special access, calling number identification and other services from us. We have also entered into transition services agreements under which we and Sprint Nextel will provide each other certain services on an interim basis. We and Sprint Nextel will also enter into an agreement providing for the sharing of taxes incurred before and after the distribution, certain indemnification rights with respect to tax matters and certain restrictions to preserve the tax-free status of the distribution to Sprint Nextel. See “Risk Factors—Risk Factors Relating to the Spin-off—The agreements that we are entering into with Sprint Nextel may involve, or may appear to involve, conflicts of interest. In addition, some of these agreements may be subject to early termination.” See also “Agreements with Sprint Nextel.”

Management of New Local Company

After the spin-off, we will have an initial board consisting of             directors. After the initial term, directors will be elected each year at our annual meeting of stockholders. See “Management—Board Structure.”

Our designated executive officers will continue to serve in their respective designated capacities after the spin-off. See “Management—Directors and Executive Officers.”

Debt

Effective as of the distribution date, we will enter into a credit facility with certain financial institutions. We expect to transfer to Sprint Nextel approximately $6.6 billion in the form of cash and the notes being offered by this prospectus in consideration of Sprint Nextel’s contribution to us of the local telecommunications division assets. Although the allocation of that consideration paid to Sprint Nextel may be adjusted, we currently expect that we will issue to Sprint

Nextel senior notes in an aggregate initial principal amount of approximately $4.1 to $4.6 billion and transfer to Sprint Nextel approximately $2.0 to $2.5 billion in cash borrowed under our credit facility. Including these borrowings and existing borrowings of our subsidiaries, we will have approximately $7.25 billion of indebtedness on the distribution date. The credit facility will also provide a revolving credit arrangement to satisfy other financing needs. We anticipate that immediately following the distribution date, we will have combined cash and equivalents and available liquidity under the credit facility totaling at least $700 million. We expect that the terms of our credit facility will include customary covenants that, among other things, will require us to satisfy certain financial tests, maintain certain financial ratios and restrict our ability to incur additional indebtedness. To the extent permitted, we may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity.” See also “Risk Factors—Risk Factors Relating to the Spin-off—As part of the spin-off from Sprint Nextel, we will incur significant indebtedness, which will subject us to various restrictions that could limit our operating flexibility” and “Risk Factors—Risk Factors Relating to Our Business—Our capital raising may adversely affect holders of the notes by increasing our leverage and reducing our credit ratings.”

The Notes

The following summary of the terms of the notes is not intended to be complete. For a more complete description of the terms of the notes, see “Description of the Notes.”

Issuer	Embarq Corporation

Notes Offered	principal amount of % Notes due
principal amount of % Notes due
principal amount of % Notes due

Maturity Date	for the % Notes due ;
for the % Notes due ; and
for the % Notes due .

Interest	Interest will accrue from the issue date of the notes and will be payable semiannually on and of each year, beginning on , 2006.

Ranking

The notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured indebtedness, including any indebtedness under our credit facility. The notes will effectively rank junior to all indebtedness and other liabilities of our subsidiaries. As of September 30, 2005, the companies which will become our subsidiaries as a result of the spin-off had approximately $1.125 billion of outstanding indebtedness, including approximately $460 million of indebtedness to related parties that will be extinguished on the distribution date. Effective as of the distribution date, we will enter into a credit facility with certain financial institutions and we will transfer to Sprint Nextel approximately $2.0 to 2.5 billion in cash borrowed under our credit facility, which borrowings will be senior indebtedness. Including these borrowings, existing borrowings of our subsidiaries and the notes, we will have approximately $7.25 billion of indebtedness on the distribution date. The credit facility will also provide a revolving credit arrangement to satisfy other financing needs.

Additional Notes

The indenture governing the notes will not limit the aggregate principal amount of notes or other debt securities that we may issue. We may issue as many distinct series of debt securities under the indenture as we wish. We may also issue additional notes of any series offered by this prospectus without the consent of the holders of the outstanding notes of that series.

Optional Redemption

The notes will be redeemable, as a whole or in part, at our option, at any time or from time to time. The redemption prices will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled principal and interest payments discounted, on a semiannual basis, at a rate equal to the sum of the comparable Treasury rate and:

•	basis points for the notes

•	basis points for the notes

•	basis points for the notes

Accrued interest will be payable to the redemption date.

Covenants	The indenture governing the notes will contain covenants that will limit the ability of Embarq and our restricted subsidiaries to, among other things:

•	create liens; and

•	consolidate, merge or convey all or substantially all of our properties and assets.

These covenants are described under the headings “Description of the Notes—Restrictive Covenants” and “Description of the Notes—Consolidation, Merger and Conveyances.”

Use of Proceeds

We will not receive any of the proceeds from the sale of the notes under this prospectus. Sprint Capital will receive the net proceeds of the sale of the notes offered by this prospectus. See “Use of Proceeds.”

Risk Factors	Investing in the notes involves substantial risks. See “Risk Factors” for a discussion of the factors that you should consider before buying the notes.

Summary Combined Financial Data

The following table sets forth our summary combined financial data. The following financial position data as of September 30, 2005 and December 31, 2004 and results of operations and cash flow data for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003 have been derived from our combined financial statements, which were audited by KPMG LLP. The results of operations and cash flow data for the nine months ended September 30, 2004 and the years ended December 31, 2002 and 2001 and the financial position data as of September 30, 2004 and December 31, 2003, 2002 and 2001 have been derived from our unaudited combined financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The following information should be read together with our combined financial statements and the notes related to those combined financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements.”

Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of our spin-off from Sprint Nextel.

	As of and For the Nine Months Ended September 30,				As of and For the Years Ended December 31,
	2005		2004		2004		2003(1)		2002		2001
			(unaudited)						(unaudited)		(unaudited)
	(millions, except for ratios and as noted)
Results of Operations
Net operating revenues	$4,651		$4,603		$6,139		$6,159		$6,250		$6,547
Total operating expense	3,404		3,431		4,549		4,543		4,654		4,965
Operating income (2)	1,247		1,172		1,590		1,616		1,596		1,582
Net income	723		660		917		1,554		933		998

Cash Flow Data
Net cash provided by operating activities	$1,455		$1,694		$2,064		$1,804		$2,258		$1,832
Capital expenditures	543		676		975		1,118		1,136		1,353

Financial Position
Total assets	$9,103		$9,536		$9,329		$9,268		$8,745		$9,593
Property, plant and equipment, gross	19,683		19,404		19,470		18,975		18,332		17,684
Property, plant and equipment, net	7,767		7,928		7,977		7,979		7,444		7,371
Total debt (including short-term and long-term borrowings)	1,125		1,354		1,240		1,392		2,033		2,360
Total business equity	4,853		4,864		4,960		4,889		4,004		4,490

Other Data (unaudited):
EBITDA (3)	2,074		1,984		2,676		2,705		2,760		2,702
Ratio of earnings to fixed charges	13.14	x	10.49	x	10.78	x	9.48	x	8.34	x	6.4	x
Ratio of total debt (including short-term and long-term borrowings) to EBITDA (4)	—		—		0.46	x	0.51	x	0.74	x	0.87	x
Ending access lines	7.4		7.7		7.7		7.9		8.1		8.2
Ending high-speed Internet lines in service (thousands)	638		432		492		304		151		55

(1)	The results of operations and cash flow data for the year ended December 31, 2003 is derived from our audited combined financial statements. The financial position data as of December 31, 2003 is unaudited.

(2)	For the nine months ended September 30, 2005 and 2004, we recorded $4 million and $20 million, respectively, in restructuring charges primarily related to severance costs associated with the overall Sprint Nextel organizational realignment.

In 2004, we recorded restructuring charges of $40 million. The restructuring charges were related to severance costs associated with Sprint Nextel’s organizational realignment.

In 2003, we recorded restructuring charges of $25 million. The restructuring charges were related to severance costs associated with Sprint Nextel’s organizational realignment, in the amount of $26 million and $5 million for asset impairments. The 2003 restructuring charges were offset by the finalization of the 2001 and 2002 restructuring liability in the amount of $6 million.

In 2002, we recorded restructuring charges of $57 million. The restructuring charges were primarily related to the consolidations in Sprint Nextel’s network, information technology and billing and accounts receivable organizations, as well as additional steps to reduce overall operating costs.

In 2001, we recorded restructuring charges of $113 million. The restructuring charges were primarily related to consolidation and streamlining of marketing and network operations.

(3)	We define Earnings Before Interest, Taxes and Depreciation and Amortization, or EBITDA, as net income adjusted to exclude the following line items presented in our Statements of Operations: Cumulative effect of change in accounting principle, net of tax; Discontinued operations, net of tax; Income tax expense; Other income/expense; Interest expense; and Depreciation and amortization.

We use EBITDA, among other metrics, to evaluate our operating performance and as one of the components of incentive compensation targets for eligible associates. EBITDA is also one of the primary measures used by management for planning and forecasting of future periods. This measure is an important indicator of our operational strength and performance. We believe the presentation of this measure is relevant, and will be useful for investors as it will allow them to view our performance in a manner similar to the method used by management. EBITDA is among the primary measures used externally by analysts and peers in the industry for purposes of valuation and assessment of operating performance.

Since EBITDA is not a measure of performance calculated in accordance with U.S. generally accepted accounting principles, or GAAP, it should not be considered in isolation from, or as a substitute for, net income. As required by the Securities and Exchange Commission, or SEC, provided below are reconciliations of EBITDA to net income, the most directly comparable GAAP financial measure.

Reconciliation of Non-GAAP Measure

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001
		(unaudited)			(unaudited)	(unaudited)
	(millions)
Net Income—GAAP	$723	$660	$917	$1,554	$933	$998
Depreciation and amortization	827	812	1,086	1,089	1,163	1,120
Income tax expense	466	433	569	569	552	598
Interest expense	63	76	102	116	136	183
Other (income) expense	(5)	3	2	11	11	(157)
Discontinued operations, net of tax	—	—	—	(376)	(35)	(40)
Cumulative effect of change in accounting principle, net of tax	—	—	—	(258)	—	—

EBITDA	$2,074	$1,984	$2,676	$2,705	$2,760	$2,702

(4)	The ratio of total debt to EBITDA is calculated by dividing our total debt as of the end of the specified year by EBITDA for the year then ended (as calculated above). The ratio of total debt to EBITDA is commonly used by investors and credit agencies as an indicator of financial risk, including the ability to repay or refinance debt obligations. The ratio of total debt to EBITDA as defined above may not be similar to measures used by other companies, is not a measure of performance calculated in accordance with GAAP and should not be considered in isolation from, or as a substitute for, the information contained in our combined financial statements. The ratios of total debt to EBITDA for the nine months ended September 30, 2005 and 2004 are not meaningful.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment in the notes. If any of the risks described below actually occurs, our business, financial results and financial condition could be materially adversely affected.

Risk Factors Relating to the Spin-off

Our historical financial information may not be indicative of our future results as an independent company.

The historical financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or be indicative of what our results of operations, financial position and cash flows may be in the future when we are an independent company. This is primarily a result of the following three factors:

•	our historical financial information reflects allocations for services historically provided by Sprint Nextel, and we expect these allocations to be different from the costs we will incur for these services in the future as a smaller independent company, including with respect to services provided by Sprint Nextel under the transition services agreements and other commercial service agreements. We expect that, in some instances, the costs incurred for these services as a smaller independent company will be higher than the share of total Sprint Nextel expenses allocated to us historically;

•	our historical financial information does not reflect the debt and related interest expense that we will incur as part of the spin-off, including the notes and debt we will incur under our credit facility in order to transfer cash to Sprint Nextel in consideration of Sprint Nextel’s contribution to us of the local telecommunications division assets; and

•	the historical financial information does not reflect the increased costs associated with being an independent company, including changes that we expect in our cost structure, personnel needs, financing and operations of the contributed business as a result of the spin-off from Sprint Nextel and from reduced economies of scale.

For additional information about the past financial performance of our business and the basis of the presentation of the historical combined financial statements, see “Selected Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and the accompanying notes included elsewhere in this prospectus.

We have no history operating as an independent company and we may experience increased costs after the spin-off or as a result of the spin-off which could decrease our overall profitability.

Historically, our business has been principally operated as one of Sprint Nextel’s business units, and Sprint Nextel performed many important corporate functions for our operations, including information technology support, treasury, accounting, finance and tax administration, human resources, legal, regulatory, public relations and strategic development functions. Following the spin-off, Sprint Nextel will provide support to us with respect to certain of these functions, including customer bill printing and mailing services, information technology application and support services, data center services and human resources helpdesk services, on a transitional basis for up to two years. We will need to replicate certain facilities, systems, infrastructure and personnel to which we will no longer have access after our spin-off from Sprint Nextel. We will incur capital and other costs associated with developing and implementing our own support functions in these areas. These initiatives will be costly to implement. In addition, there may be an operational impact on our business as a result of the significant time of our management and other employees and internal resources that will need to be dedicated to building these capabilities during the first few years following the spin-off that otherwise would be available for other business initiatives and opportunities. When we begin to operate these functions independently, if we do not have in place adequate systems and business functions of our own, or obtain them from other providers, we may not be able to operate our company effectively and our profitability may decline.

Following the spin-off, we will provide support to Sprint Nextel with respect to certain functions on a transitional basis for up to two years. Amounts paid by Sprint Nextel for these services are expected to be approximately $             million annually. Upon expiration of these transitional arrangements, we will need to replace such amounts with new revenue sources or otherwise reduce our cost structure appropriately or our profitability will suffer.

In addition, we have historically benefited from Sprint Nextel’s size and purchasing power in procuring goods and services. Following the spin-off, as a separate, independent company, we may be unable to obtain goods and services at prices and on terms as favorable as those obtained before the spin-off, which could decrease our overall profitability.

Our spin-off from Sprint Nextel could adversely affect our business and profitability due to our loss of Sprint Nextel’s strong brand, reputation and capital base.

As a business unit of Sprint Nextel, we have marketed our products and services using the “Sprint” brand name and logo, and we believe the association with Sprint Nextel has provided us with preferred status among our customers and employees due to Sprint Nextel’s:

•	globally recognized brands;

•	perceived high-quality products and services; and

•	strong capital base and financial strength.

We may not be able to achieve or maintain comparable name recognition or status under our new brand, which could adversely affect our ability to attract and retain customers, resulting in reduced sales and revenues. We will also incur substantial capital and other costs associated with launching and marketing our new brand.

Our separation from Sprint Nextel could also adversely affect our ability to attract and retain key employees.

If the distribution does not qualify as a tax-free transaction, tax could be imposed on both Sprint Nextel stockholders and Sprint Nextel, and we may be required to indemnify Sprint Nextel.

Sprint Nextel has received a private letter ruling from the Internal Revenue Service, or IRS, that the distribution will qualify for tax-free treatment under the Internal Revenue Code of 1986, as amended, or the Code, Sections 355 and 361. In addition, Sprint Nextel intends to obtain an opinion from each of Cravath, Swaine & Moore LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP that the distribution will so qualify. The IRS ruling relies, and the opinions will rely, on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and neither the IRS ruling nor the opinions would be valid if such representations, assumptions and undertakings were incorrect. Moreover, the IRS private letter ruling does not address all the issues that are relevant to determining whether the distribution will qualify for tax-free treatment. Notwithstanding the IRS private letter ruling and opinions, the IRS could determine that the distribution should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings that were included in the request for the private letter ruling is false or has been violated or if it disagrees with the conclusions in the opinions that are not covered by the IRS ruling. If the distribution fails to qualify for tax-free treatment, it will be treated as a taxable distribution to Sprint Nextel stockholders in an amount equal to the fair market value of our equity securities (i.e., our common stock issued to Sprint Nextel common stockholders and mirror preferred stock that may be issued to holders of Sprint Nextel seventh series preferred stock, if any) received by them. In addition, Sprint Nextel would be required to recognize gain in an amount up to the fair market value of our equity securities that Sprint Nextel distributes on the distribution date plus the fair market value of the senior notes received from us.

Even if the distribution otherwise qualifies for tax-free treatment under Code Sections 355 and 361, Sprint Nextel may have to pay the corporate level tax described above if, under Code Section 355(e), 50% or more (by vote or value) of our equity securities or the equity securities of Sprint Nextel is acquired or issued as part of a plan or a series of related transactions that include the distribution and the Sprint Nextel merger. For this purpose, any acquisitions or issuances of our equity securities or Sprint Nextel’s equity securities within two years before or after the distribution generally are presumed to be part of such a plan although it may be possible to rebut that presumption. Because the Sprint Nextel merger generally will be treated as involving the acquisition of 49.9% of our equity securities and the equity securities of Sprint Nextel, even small acquisitions of equity securities of either company that are deemed to be part of a plan or a series of related transactions could cause Sprint Nextel to recognize taxable gain on the distribution.

Under the tax sharing agreement between Sprint Nextel and us, we would generally be required to indemnify Sprint Nextel against any tax resulting from the distribution if such tax resulted from (1) an issuance (including, in some cases, as compensation to our employees) of our equity securities, a redemption of our equity securities or our involvement in other acquisitions of our equity securities, (2) other actions or failures to act by us or (3) any of our representations or undertakings being incorrect or violated. We estimate that if any of these conditions occurs the indemnification obligation to Sprint Nextel for taxes would be significant and we are unlikely to have the ability to pay that obligation.

We are agreeing to certain restrictions to preserve the tax-free treatment of the distribution to Sprint Nextel, which may reduce our strategic and operating flexibility.

To preserve the tax-free treatment to Sprint Nextel of the distribution, under a tax sharing agreement that we will enter into with Sprint Nextel, for a period of up to two years following the distribution, we may be prohibited, except in specified circumstances, from:

•	issuing (including, in some cases, as compensation to our employees), redeeming or being involved in other acquisitions of our equity securities;

•	transferring significant amounts of our assets;

•	amending our certificate of incorporation or bylaws;

•	failing to maintain certain components of our business as an active business; or

•	engaging in other actions or transactions that could jeopardize the tax-free status of the distribution.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. See “Agreements with Sprint Nextel—Tax Sharing Agreement.”

As part of the spin-off from Sprint Nextel, we will incur significant indebtedness, which will subject us to various restrictions that could limit our operating flexibility.

At or shortly before the distribution date, we expect to enter into a credit facility with certain financial institutions and, in connection with the spin off, will transfer cash borrowed under the credit facility and issue the notes being offered by this prospectus to Sprint Nextel. We expect that the credit facility will contain customary restrictions, covenants and events of default. The terms of the credit facility and any future indebtedness may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities.

The agreements that we are entering into with Sprint Nextel may involve, or may appear to involve, conflicts of interest. In addition, some of these agreements may be subject to early termination.

Because the spin-off involves the separation of Sprint Nextel’s existing businesses into two independent companies, we are entering into certain agreements with Sprint Nextel to provide a framework for our initial relationship with Sprint Nextel following the spin-off. We have negotiated these agreements with Sprint Nextel while we are still a wholly owned subsidiary of Sprint Nextel. Accordingly, the persons who are expected to become our officers and some of our director nominees are employees, officers or directors of Sprint Nextel or its subsidiaries and, as such, have an obligation to serve the interests of Sprint Nextel and its subsidiaries. As a result, they could be viewed as having a conflict of interest.

In addition, the commercial agreements that we are entering into with Sprint Nextel generally expire or may be terminated by Sprint Nextel after two to seven years or earlier if a change of control of our company occurs. Termination or expiration of these agreements could have an adverse effect on our business.

Risk Factors Relating to Our Business

We face widespread competition that may reduce our market share and harm our financial performance.

There is widespread competition among communications services providers. The traditional dividing lines between local, long distance, wireless, video and Internet services are increasingly becoming blurred. Through mergers, joint ventures and various service expansion strategies, major providers are striving to provide integrated services in many of the markets we serve. This trend is also reflected in changes in the regulatory environment that have encouraged competition and the offering of integrated services. Sprint Nextel has stated publicly that it expects to pursue an aggressive strategy of serving as a wireless alternative to wireline service and to advance competition by, for example, pursuing alliances or joint ventures with cable operators that may have the effect of making the cable operators’ voice offerings more attractive. To this end, Sprint Nextel recently announced a joint venture with several major cable operators that provide services that compete directly with those that we offer.

We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services. We cannot predict which of many possible future technologies, products, or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services. Our ability to compete successfully depends on our marketing and sales efforts and service delivery, and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in customer preferences, demographic trends, economic conditions, regulation, and discount pricing and other strategies by competitors. To the extent we do not keep pace with technological advances or fail to timely respond to changes in competitive factors in our industry, we could lose market share or experience a decline in revenue and net income.

Cable companies continue to provide competition for high-speed data services for consumers and are rapidly deploying voice telephone capabilities in our local service territories. Other companies are also offering VoIP technology that enables customers to make telephone calls using either cable modem services or the high-speed Internet access services that we provide. In urban areas there is substantial competition from competitive local exchange carriers, or CLECs, and there is increasing competition in less urban areas. In addition, wireless service and e-mail usage is eroding our access and long-distance revenues and customers are increasingly substituting wireless services for local wireline services. Mergers or other combinations involving competitors may increase competition. Competition in these services is based on price and pricing plans, the types of services offered, customer service, and communications quality, reliability and availability.

Many of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources greater than ours. In addition, some of our competitors can conduct operations or raise capital at a lower cost than we can and are subject to less regulation, taxes or fees. Consequently, some competitors are able to charge lower prices for their products and services, to develop and expand their communications and network infrastructures more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the marketing and sale of their products and services than we can.

Competition may adversely impact our revenues and profits in several ways, including:

•	the loss of customers and market share;

•	the possibility of customers shifting to less profitable services;

•	forcing us to lower prices or increase capital or marketing expenses to remain competitive; and

•	increasing our need to incur additional costs in order to diversify by offering new products or services.

Significant technological changes in the industry could cause a decline in demand for our services.

The wireline industry is experiencing significant technological change. In particular, we face increasing competition from cable operators providing high-speed Internet services, which can be used as a platform to support voice services utilizing VoIP technology. As VoIP becomes a more robust and widely available service, new competitors could enter our markets and existing competitors could become more formidable. Cable television operators in many of our markets already offer high-speed Internet services and VoIP allows them also to offer telephony services to customers.

Furthermore, wireless telephone services increasingly constitute a significant source of competition for local communications services, especially as wireless carriers expand and improve their network coverage and continue to lower their prices. As a result, some customers have chosen to completely forego the use of traditional wireline phone service and instead rely solely on wireless service. We anticipate that the trend toward using wireless services will continue, particularly if wireless service rates continue to decline and the quality of wireless services improves. Technological developments in cellular telephone, personal communications services, digital microwave, satellite, broadband radio services, broadband over powerline, local multipoint distribution services, meshed wireless fidelity, or WiFi, and other wired and wireless technologies permit the further development of alternatives to traditional wireline services. Changes in technology permit new entrants into the communications services marketplace. As a result of the technological changes and the various alternatives that are available, the future prospects of the incumbent wireline industry and the success of our services remain uncertain.

Our industry is highly regulated and continues to undergo various regulatory and legislative changes, which could adversely affect our prospects and results of operations.

As an ILEC, we have traditionally been subject to significant regulation from federal, state and local authorities and in many respects are subject to more extensive regulation than some of our competitors. This regulation imposes substantial compliance costs on us, restricts our ability to adjust rates to reflect market conditions and impacts our ability to compete and respond to changing industry conditions. In recent years, the communications industry has undergone various fundamental regulatory changes, including those resulting from federal and state legislation, that have generally permitted competition in each segment of the telephone industry, while also in some respects reducing the regulation of ILECs. These and subsequent regulatory and legislative changes could adversely affect us by reducing the switched access charges that we are permitted to charge customers for use of our network to originate and terminate calls, altering our tariff structures, or otherwise changing the nature of our operations and competition in our industry. In particular, Congress and state legislatures may enact laws, and the Federal Communications Commission, or FCC, and state regulatory commissions may adopt new regulations or take other actions that could adversely affect our business prospects or results of operations.

The regulatory uncertainty surrounding VoIP and the apparent use of VoIP by some CLECs, long distance carriers and wireless carriers as a strategy to minimize access charges may adversely affect our access revenues. Adoption by the FCC of intercarrier compensation reform could reduce or eliminate other opportunities for access charge arbitrage, but could also reduce our revenues unless the plan provides a feasible mechanism to replace those revenues with revenues from other sources. Depending on its outcome, the FCC’s recently instituted proceeding regarding regulation of rates for dedicated special access services that we sell to other carriers could affect what we charge for those services in the future.

Similarly, recent rule changes that permit customers to retain their wireline or wireless numbers when switching to another service provider could increase the number of our customers who choose to disconnect their wireline service and rely exclusively on their wireless service for their communications needs. Other pending rulemakings could also have a substantial impact on our operations, including in particular rulemakings on intercarrier compensation and universal service. Litigation and different objectives among federal and state regulators could create uncertainty and delay our ability to respond to new regulations. Moreover, changes in tax laws, regulations or policies could increase our tax rate. We are unable to predict the future actions of Congress, state legislatures and the various regulatory bodies that govern us, but those actions could materially affect our business.

We cannot assure you that our core business will grow or that our product diversification efforts will be successful.

Due to the competitive, technological and regulatory changes described above, the local communications industry has recently experienced a decline in access lines, interstate and intrastate access traffic and long distance traffic. The recent decline in access lines and usage, coupled with the other changes resulting from competitive, technological and regulatory developments, could materially adversely affect our core business and future prospects. Although we produced strong growth in broadband data customers through our high-speed Internet offerings in 2004, we expect the resulting increases in data revenue to be partially offset by continued declines in revenues from traditional voice services. Our access lines declined 3.0% in the nine months ended September 30, 2005, and 2.9%, 2.2% and 1.6% in 2004, 2003 and 2002, respectively, and we expect our access lines to decline between 4.0% and 4.4% in 2005.

In recent years, we have attempted to broaden our service and product offerings. Our strategy has focused on growing our share of communications spending by customers within our local service territories through broad-based product and service differentiation. As a business unit of Sprint Nextel, we bundled Sprint Nextel’s wireline and CDMA-based wireless services, expanded high-speed Internet coverage and provided video capability with Echostar Communications Corp. Following the spin-off, we expect to continue to expand our high-speed Internet coverage and to continue our relationship with Echostar. We also expect to offer wireline and CDMA-based wireless services through wholesale (such as the MVNO relationship) and sales agency relationships with Sprint Nextel. However, it may be more difficult for us to achieve our goal of continuing to enhance our customers’ service experience with a single, clear invoice and integrated customer care for bundled services. We cannot assure you that we will be able to continue our recent product diversification efforts or, if we are able to do so, that they will be successful.

Our capital raising may adversely affect holders of the notes by increasing our leverage and reducing our credit ratings.

In addition to the new financing arrangements we expect to enter into as part of the spin-off, we may need to incur additional debt or issue securities in order to fund working capital needs, capital expenditures and product development requirements or to make acquisitions and other investments. Due to limitations in our tax sharing agreement, for two years following the distribution date, any additional capital we seek to raise may have to be in the form of debt, which could increase our leverage and reduce our credit ratings.

We may not have access to capital on acceptable terms.

Following the spin-off, our credit ratings are expected to be lower than the current ratings of Sprint Nextel. Differences in credit ratings affect the interest rate charged on financings, as well as the amounts of indebtedness and types of financing structures that may be available to us. We may not be able to raise the capital we require on acceptable terms, if at all. If we are not able to obtain sufficient financing, we may be unable to maintain or grow our business. In addition, our financing costs may be higher than they were as part of Sprint Nextel as reflected in our historical financial statements. Further, issuances of equity securities will be subject to limitations imposed on us in the tax sharing agreement that we will enter with Sprint Nextel.

We could be affected by certain changes in labor matters.

As of September 30, 2005, approximately 7,100 of our approximately 14,500 employees were members of two international unions. Each year, a portion of our labor agreements expire pursuant to their terms and we negotiate the terms of new agreements. In 2006, the contracts governing approximately 29% of the union workforce lapse and are scheduled to be renegotiated. We cannot predict the outcome of these negotiations. We may be unable to reach new agreements, and union employees may engage in strikes, work slowdowns or other labor actions, which could materially disrupt our ability to provide services. New labor agreements may impose significant new costs on us, which could adversely affect our financial condition and results of operations in the future.

We face hurricane and other natural disaster risks, which can disrupt our operations and cause us to incur substantial additional capital costs.

Approximately 52% of our access lines are located in Florida, North Carolina, South Carolina and Texas, and our operations there are subject to the many hazards inherent in being located in areas frequently hit by severe storms, hurricanes and tornadoes, including downed telephone lines, power-outages, destroyed property and equipment, and work interruptions. For example, during 2004 when numerous major hurricanes hit our local service territories, we incurred approximately $60 million of incremental labor and material costs related to service restoration and network repairs.

Although we maintain property and casualty insurance and may under certain circumstances be able to seek recovery of some additional costs through increased rates, only a portion of our additional costs directly related to the hurricanes in 2004 and 2005 was recoverable. We cannot predict whether we will continue to be able to obtain insurance for hurricane-related damages or, if obtainable and carried, whether this insurance will be adequate to cover our liabilities. In addition, we expect any insurance of this nature to be subject to substantial deductibles and to provide for premium adjustments based on claims. Any future hurricane-related costs and work interruptions could adversely affect our operations in the South and our financial condition.

Our designated executive team has not previously worked together to lead an independent company.

While the persons expected to be our executive officers have significant industry experience, some do not have extensive operating experience with the incumbent local communications operations of Sprint Nextel, and they have not worked together as managers of an independent, stand-alone company. As a separate company, we will have substantially fewer resources than Sprint Nextel. Our success will depend, in part, on the ability of our executives to work effectively as a team in this new environment. The loss of any of our executive officers could adversely impact our performance.

Risk Factors Relating to the Notes

We may be unable to pay interest on or repay the notes. We will be a holding company and our subsidiaries will have no obligations to the holders of the notes. The debt of our subsidiaries will be effectively senior to the notes.

Following the spin-off, we will conduct substantially all of our business through our subsidiaries. Our cash flow and, consequently, our ability to pay interest in cash and to service our debt, including the notes, will be dependent upon the cash flow of our subsidiaries and the payment of funds to us by those subsidiaries in the form of loans, dividends or otherwise. Our subsidiaries will be separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make cash available for that purpose. These subsidiaries may use the earnings they generate, as well as their existing assets, to fulfill their own direct debt service requirements. As of September 30, 2005, these subsidiaries had outstanding indebtedness of approximately $1.125 billion, including approximately $460 million of indebtedness to related parties that will be extinguished on the distribution date. Our subsidiaries may incur additional debt. The debt of our subsidiaries will be effectively senior to the notes.

There may not be a public market for the notes.

The notes constitute a new issue of securities with no established trading market. We do not intend to list the notes on any securities exchange or to include the notes in any automated quotation system. Accordingly, no market for the notes may develop, and any market that develops may not last. If the notes are traded, they may trade at a discount from their offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors. To the extent that an active trading market does not develop, you may not be able to resell your notes at their fair market value or at all.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus. These forward-looking statements relate to our outlook or expectations for earnings, revenues, expenses, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on our business, results of operations or financial condition. Specifically, forward-looking statements may include:

•	statements relating to our plans, intentions, expectations, objectives or goals, including those relating to the establishment of our new brand and the benefits of the spin-off;

•	statements relating to our future economic performance, business prospects, revenue, income and financial condition following the spin-off, and any underlying assumptions relating to those statements; and

•	statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These statements reflect our management’s judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. With respect to these forward-looking statements, our management has made assumptions regarding, among other things, customer and network usage, customer growth and retention, pricing, operating costs, technology and the economic and regulatory environment.

Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause our actual results to differ include:

•	expected benefits from the spin-off may not be fully realized;

•	our revenues and operating costs may be different than expected following the spin-off;

•	our ability to establish our new brand;

•	a determination by the IRS that the distribution should be treated as a taxable transaction;

•	our different capital structure as an independent company, including our access to capital, credit ratings, indebtedness and ability to raise additional financing;

•	the effects of vigorous competition in the markets in which we operate;

•	the effects of other mergers and consolidations in the industries relevant to our operations and unexpected announcements or developments from others in those industries;

•	the costs and business risks associated with providing new services and entering new markets;

•	the impact of new, emerging or competing technologies on our business;

•	the impact of any adverse change in the ratings assigned to our debt by ratings agencies on the cost of our financing and our ability to raise additional financing if needed;

•	the uncertainties related to bankruptcies affecting industries relevant to our operations;

•	the uncertainties related to our investments in networks, systems and other businesses;

•	the uncertainties related to the implementation of our business strategies;

•	unexpected results of litigation filed against our company;

•	the impact of equipment failure, natural disasters, terrorist acts or other breaches of network or information technology security;

•	inability of third parties to perform to our requirements under agreements related to our business operations;

•	the costs of compliance with regulatory mandates;

•	the possibility of one or more of the markets in which we compete being impacted by changes in political or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control; and

•	other risks referenced from time to time in our future filings with the SEC and those factors listed under “Risk Factors.”

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the notes under this prospectus. Sprint Capital will receive the net proceeds of the sale of the notes offered by this prospectus.

CAPITALIZATION

The following table sets forth as of September 30, 2005:

•	our capitalization on an actual basis; and

•	our capitalization on a pro forma basis giving effect to the spin-off, the borrowing of funds under our credit facility and transfer of such funds to Sprint Nextel, and the issuance of the notes to Sprint Nextel.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes related to those combined financial statements included elsewhere in this prospectus.

	As of September 30, 2005
	Actual	Pro Forma
	(in millions)
Current maturities of long-term debt	$2	$

Long-term debt:
Credit facility (1)	$—	$
% notes due	—
% notes due	—
% notes due	—
Other long-term debt	1,123

Total long-term debt	1,123

Total debt	1,125

Business equity	4,853

Total capitalization	$5,978	$

(1)	After the borrowing of funds under our credit facility and transfer of such funds to Sprint Nextel, we expect to have approximately $ of borrowing availability, subject to customary conditions, under our credit facility.

SELECTED COMBINED FINANCIAL DATA

The following table sets forth our selected combined financial data. The following financial position data as of September 30, 2005 and December 31, 2004 and results of operations and cash flow data for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003 have been derived from our combined financial statements, which were audited by KPMG LLP. The results of operations and cash flow data and dividends paid to Sprint Nextel for the nine months ended September 30, 2004 and the years ended December 31, 2002 and 2001 and the financial position data as of September 30, 2004 and December 31, 2003, 2002 and 2001 have been derived from our unaudited combined financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The following information should be read together with our combined financial statements and the notes related to those combined financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements.”

Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of our spin-off from Sprint Nextel.

	As of and For the Nine Months Ended September 30,			As of and For the Years Ended December 31,
	2005	2004		2004	2003(1)	2002	2001
		(unaudited)				(unaudited)	(unaudited)
	(millions, except for ratio)
Results of Operations
Net operating revenues	$4,651	$4,603		$6,139	$6,159	$6,250	$6,547
Operating income (2)	1,247	1,172		1,590	1,616	1,596	1,582
Income from continuing operations (2)	723	660		917	920	897	958

Dividends paid to Sprint Nextel	833	684		865	683	864	699

Financial Position
Total assets	9,103	9,536		9,329	9,268	8,745	9,593
Property, plant and equipment, gross	19,683	19,404		19,470	18,975	18,332	17,684
Property, plant and equipment, net	7,767	7,928		7,977	7,979	7,444	7,371
Total debt (including short-term and long-term borrowings)	1,125	1,354		1,240	1,392	2,033	2,360
Total business equity	4,853	4,864		4,960	4,889	4,004	4,490

Cash Flow Data
Net cash provided by operating activities	1,455	1,694		2,064	1,804	2,258	1,832
Capital expenditures	543	676		975	1,118	1,136	1,353

Other Data (unaudited):
Ratio of earnings to fixed charges	13.14x	10.49	x	10.78x	9.48x	8.34x	6.4x

(1)	The results of operations and cash flow data for the year ended December 31, 2003 is derived from our audited combined financial statements. The financial position data as of December 31, 2003 is unaudited.
(2)	For the nine months ended September 30, 2005 and 2004, we recorded $4 million and $20 million, respectively, in restructuring charges primarily related to severance costs associated with the overall Sprint Nextel organizational realignment.

In 2004, we recorded restructuring charges reducing our operating income by $40 million and income from continuing operations by $25 million. The restructuring charges were related to severance costs associated with Sprint Nextel’s organizational realignment.

In 2003, we recorded restructuring charges reducing our operating income by $25 million and income from continuing operations by $16 million. The restructuring charges were related to severance costs associated with Sprint Nextel’s organizational realignment, in the amount of $26 million, $13 million, net of tax, and asset impairments of $5 million, $3 million, net of tax. The 2003 restructuring charges were offset by the finalization of the 2001 and 2002 restructuring liability in the amount of $6 million.

In 2002, we recorded restructuring charges reducing our operating income by $57 million and income from continuing operations by $36 million. The restructuring charges were primarily related to the consolidations in Sprint Nextel’s network, information technology and billing and accounts receivable organizations, as well as additional steps to reduce overall operating costs.

In 2001, we recorded restructuring charges reducing our operating income by $113 million and income from continuing operations by $70 million. The restructuring charges were primarily related to consolidation and streamlining of marketing and network operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our selected combined financial and operating data and the accompanying combined financial statements and related notes. See “Index to Financial Statements.” The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of our spin-off from Sprint Nextel.

Overview

We are currently a subsidiary of Sprint Nextel. Sprint Nextel has determined to spin off our company by distributing all of our common stock to its stockholders as a dividend. Before the distribution date, we will enter into a separation and distribution agreement with Sprint Nextel containing the key provisions relating to the separation of our business from Sprint Nextel. The separation and distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us. Our capital structure will be changed significantly at the date of the spin-off from Sprint Nextel.

Our operations consist mainly of regulated incumbent local phone companies operating in 18 states. We provide local voice and data services, including high-speed Internet, for customers within our local service territories. We also provide access to our local network and other wholesale communications services for other carriers, sales of communications equipment and other services to residential and business customers.

Key business factors that impacted the nine months ended September 30, 2005 include:

•	Continued competition from wireless and cable providers negatively impacted revenue, operating income and total access lines in service.

•	We added nearly 206,000 new high-speed Internet lines in service increasing high-speed Internet revenues from $160 million for the nine months ended September 30, 2004 to $236 million for the nine months ended September 30, 2005.

•	We entered into a new sales contract with a large communications company resulting in additional product distribution sales of $48 million.

Planned Separation from Sprint Nextel

On December 15, 2004, the boards of directors of Sprint and Nextel each unanimously approved a strategic merger combining Sprint and Nextel in a “merger of equals.” Upon completion of the merger on August 12, 2005, Sprint changed its name to Sprint Nextel Corporation and Sprint Nextel common stock is now quoted on the New York Stock Exchange under the symbol “S.” Previously existing shares of Sprint common stock remain outstanding as Sprint Nextel common stock, as Sprint was the acquiring entity for legal and accounting purposes.

When the merger was announced, Sprint also announced its intention to pursue the spin-off of the companies comprising our operations, after completion of the merger. The distribution, now expected to occur in the second quarter of 2006, will occur through a tax-free distribution by Sprint Nextel of all of the shares of our common stock to Sprint Nextel’s stockholders. The separation is subject to certain conditions including receipt of necessary state and federal regulatory approvals. We anticipate we will incur separation and distribution related expenses associated with establishing ourselves as an independent company. These expenses are expected to be significant and will be expensed as incurred.

Basis of Presentation

We are presenting the Combined Balance Sheets as of September 30, 2005 and December 31, 2004. The Combined Statements of Operations, Combined Statements of Cash Flows, and the Combined Statements of Business Equity and Comprehensive Income (Loss) are presented for the nine months ended September 30, 2005 and for the years ended December 31, 2004 and December 31, 2003.

Our combined financial statements were prepared using the specific financial accounting records of the entities that comprise the local communications business of Sprint Nextel, including the wholesale distribution of communication products. These combined financial statements have been presented using the historical results of operations and historical basis of assets and liabilities of these businesses. All intercompany transactions between these combined entities have been eliminated.

Our operations are divided into two segments, Local and Product Distribution. Our chief operating decision maker determines resource allocation and assesses financial performance based on these two segments. The Local segment includes local exchange voice services, access by phone customers and other carriers to our local network, high-speed Internet services and other data transport and special access services. The Product Distribution segment includes the wholesale distribution of communications equipment.

The combined financial statements are prepared using accounting principles generally accepted in the U.S. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates and assumptions. Additionally, the assets and liabilities included in our combined financial statements may differ from our assets and liabilities upon completion of the spin-off. The spin-off will be completed on the terms contained in the separation and distribution agreement to be entered into by Sprint Nextel and us. Our management believes that all historical costs of operations have been reflected in the combined financial statements.

Centralized Management and Allocations

Sprint Nextel uses a centralized cash management program, whereby Sprint Nextel advances funds to and from its subsidiaries. These advances are accounted for as short-term borrowings and bear interest at a market rate that is substantially equal to the rate the subsidiary would be able to obtain from third parties on a short-term basis. Following the spin-off, we will be responsible for our own cash management functions. Advance receivables with Sprint Nextel have been presented as “Cash and equivalents” for purposes of these historical combined financial statements. Advance payables with Sprint Nextel have been presented as “short-term borrowings.”

Sprint Nextel provides facilities, information services, marketing and certain corporate and administrative services to its subsidiaries, including our company. Sprint Nextel directly assigns, where possible, related costs based on actual use of these services. Where direct assignment is not possible or practical, Sprint Nextel uses other indirect methods, including time studies and headcounts, to estimate the allocation of shared service costs to its subsidiaries. The services provided by Sprint Nextel to its subsidiaries are generally accounted for based on fully distributed costs, which we believe approximates fair value. The costs allocated are not necessarily indicative of costs that will be charged or incurred in the future. Following the spin-off, we will perform these functions using our own resources or purchased services; however, for an interim period, some of these functions will continue to be provided by Sprint Nextel under transition services agreements. Related party payables to Sprint Nextel resulting from the allocation of shared service costs are settled approximately one month after their initial recognition. Related party payables for purposes of historical combined financial statements have been presented as “Accounts payable.”

See Note 12 of the Notes to Combined Financial Statements for additional related party transaction information.

Business Environment

We operate in an industry that has been and continues to be subject to consolidation and dynamic change. In light of these changes in the communications industry, including bankruptcies, over-capacity and the highly competitive pricing environment in all communications sectors, we routinely assess the implications of these industry factors on our operations. These assessments may impact the future valuation of our long-lived assets and could have a material effect on our business, financial condition, liquidity and results of operations.

Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to understand our business activities. To aid in that understanding, management has identified our “critical accounting policies.” These policies are considered “critical” because they have the potential to have a material impact on our combined financial statements, and because they require judgments and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.

Long-lived Asset Recovery.

A significant portion of our total assets are long-lived assets, consisting primarily of property, plant and equipment, or PP&E. Changes in technology or in our intended use of these assets, as well as changes in broad economic or industry factors, may cause the estimated period of use or the value of these assets to change.

Depreciable Lives of Assets. Estimates and assumptions are used both in setting depreciable lives and testing for recoverability of our long lived assets. Assumptions are based on internal studies of use, industry data on lives, recognition of technological advancements and understanding of business strategy. We perform annual internal studies to confirm the appropriateness of depreciable lives for each category of PP&E. These studies utilize models, which take into account actual usage, physical wear and tear, replacement history, and assumptions about technology evolution, and in certain instances actuarially-determined probabilities to calculate remaining lives of our asset base.

We believe that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires our management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to our financial position, as well as our results of operations. Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict, and actual experience has varied from previous assumptions and could continue to do so.

If our studies had resulted in a depreciable rate that was 5% higher or lower than those used in the preparation of our combined financial statements, recorded depreciation expense would have been impacted by approximately $44 million for the nine months ended September 30, 2005 and $57 million for the year ended December 31, 2004.

PP&E and Definite Life Intangibles. PP&E and definite life intangibles are evaluated for impairment whenever indicators of impairment exist. Accounting standards require that if an impairment indicator is present, we must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset.

We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires management to make assumptions about future revenues and costs of sales over the life of the asset, (2) judgment is involved in determining the occurrence of a “triggering event” and (3) the impact that recognizing an impairment would have on our financial position, as well as our results of operations, could be material. Management’s assumptions about future revenues require significant judgment as actual revenues have fluctuated in the past and may continue to do so.

In estimating future revenues, we use our internal business forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, and other industry and economic factors.

No significant PP&E impairments have occurred in the periods presented.

Employee Benefit Plan Assumptions.

Retirement benefits are a significant cost of doing business for us and yet represent obligations that will be settled far in the future. Retirement benefit accounting is intended to reflect the recognition of the future benefit costs over the employee’s expected tenure with us based on the terms of the benefit plans and the related investment and funding decisions. The accounting standards require that management make assumptions regarding such variables as the return on assets, the discount rate and future health care costs. Changes in these key assumptions can have a significant impact on the projected benefit obligation and periodic benefit cost incurred.

We believe that the accounting estimate related to retirement benefit accounting is a “critical accounting estimate” because: (1) it requires assumptions about discount rates, future health care costs, and future return on assets funding the obligation; and (2) the impact that changes in actual performance versus these estimates would have on the projected benefit obligation reported on our balance sheet and the related benefit expense could be material.

In determining pension obligations, assumptions concerning market performance are required. Market performance has fluctuated in the recent past and could have continued volatility in the future. In selecting assumptions, historical experience, as well as the use of objective indices as benchmarks, and the testing of these benchmarks against historical industry data provided by an independent actuary, are used. An increase in the assumed discount rate would reduce the reported projected benefit obligation.

The assumptions associated with the employee benefit plans are made by Sprint Nextel’s management, and while these assumptions are critical to the determination of estimates used in the plan accounting, the assessment of risk associated with an estimate differing from the actual events that may transpire must be assessed at the Sprint Nextel level. Following the spin-off, these assessments will be made by our management.

In determining post-retirement medical and life insurance benefit obligations, assumptions are made concerning the cost of health care, including the assumed medical inflation rate, and the discount rate. Again, as these plans are managed by Sprint Nextel’s management, the assessment of risk associated with an estimate differing from the actual events that may transpire must be assessed at the Sprint Nextel level. Following the spin-off, these assessments will be made by our management.

Income Taxes.

Current income tax expense represents the amount of income taxes paid or currently payable to various taxing jurisdictions in which we operate. Inherent in the current provision for income taxes are estimates and judgments regarding the interpretations of tax regulations, the tax class life assigned to assets, and the timing of deferred tax asset and liability realization. The amount of income taxes we ultimately pay is subject to ongoing audits by federal and state taxing authorities. Our estimate for the potential outcome for any uncertain tax issues is highly judgmental. We believe we have adequately provided for any foreseeable outcome related to these matters. However, our future results may include adjustments to our estimated tax liabilities in the period the assessments are made or resolved. As a result, our effective tax rate may fluctuate on a quarterly basis.

The combined financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. Management must assess the expected realizable future tax benefits of deferred tax assets and record any required valuation allowances. We maintained a $2 million valuation allowance in each of the periods presented. The valuation allowance relates to state net operating loss carryovers. Actual income taxes could vary from estimates due to changes in income tax laws, significant changes in the jurisdictions in which we operate, or our ability to generate sufficient future taxable income.

We believe that the accounting estimate related to establishing deferred taxes is a “critical accounting estimate” because: (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities, and (2) the impact that changes in actual performance as compared to these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so.

We recorded income tax expense of $466 million for the nine months ended September 30, 2005 and we carried a net deferred tax liability of $1.3 billion at September 30, 2005. This amount includes approximately $1.5 billion in deferred tax liabilities, which is partially offset by a $260 million deferred tax asset.

Revenue Recognition Policies.

We recognize operating revenues as services are rendered or as products are delivered to customers in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition. In connection with recording revenue, estimates and assumptions are required in determining the expected conversion of the revenue streams to cash collected. The revenue estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, changes in the credit worthiness of our customers, and other relevant factors. Changes in these key assumptions can have a significant impact on the projection of cash collected and the periodic revenue stream recognized.

We believe that the accounting estimates related to the establishment of revenue and receivable reserves and the associated provisions in the results of operations are “critical accounting estimates” because: (1) they require management to make assumptions about future billing adjustments for disputes with customers, unauthorized usage, future returns on asset sales and future access adjustments for disputes with CLECs and inter-exchange carriers, as well as the future economic viability of our customer base, and (2) the impact that changes in actual performance as compared to these estimates would have on the accounts receivable reported on our balance sheet and the results reported in our statements of operations could be material. In selecting these assumptions, we use historical trending of write-offs, industry norms, regulatory decisions and recognition of current market indicators about general economic conditions to assess the impact on collectibility of accounts.

If the revenue reserve estimates for the nine months ended September 30, 2005 and the year ended December 31, 2004 were to be increased by 1%, our net operating revenues would be reduced approximately $1 million for each period. If the accounts receivable reserve estimates as a percentage of accounts receivable for the nine months ended September 30, 2005 and the year ended December 31, 2004 were increased by 1%, bad debt expense would increase approximately $7 million for each period.

Management believes the reserve estimate selected, in each instance, represents its best estimate of future outcomes, but the actual outcomes could differ from the estimate selected.

Results of Operations

For the nine months ended September 30, 2005, we produced strong growth in data revenues through our high-speed Internet offerings. We continued to be impacted by developing competition and product substitution that resulted in a decline in access lines and switched access minutes of use and therefore a decline in voice revenues. Increases in data revenue driven by high-speed Internet growth were offset by revenue decreases driven by continued declines in access lines.

For the nine months ended September 30, 2004, we recorded a $20 million restructuring charge representing severance costs associated with the overall Sprint Nextel organizational realignment.

Combined Operations

Nine months ended	September 30, 2005	September 30, 2004
		(unaudited)
	(millions)
Net operating revenues	$4,651	$4,603
Operating income	$1,247	$1,172
Operating margin	26.8%	25.5%
Capital expenditures	$543	$676

Nine months ended September 30, 2005 compared to nine months ended September 30, 2004.

Net Operating Revenues. Net operating revenues increased 1% in the nine months ended September 30, 2005 from the nine months ended September 30, 2004. The increase was driven by growth in product distribution revenues and by increased data revenue, partially offset by lower voice revenue. We ended the nine months ended September 30, 2005 with approximately 7.4 million switched access lines, a 4% decrease from September 30, 2004. The reduction in access lines was driven principally by losses to wireless and cable providers, along with broadband substitution. Product distribution revenues increased 3% in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004, principally driven by higher equipment sales due to a significant new contract.

Operating income increased 6% in the nine months ended September 30, 2005 from the nine months ended September 30, 2004. The increase was due to increased revenues and decreased operating expenses. Decreased operating expenses were driven by headcount reductions, cost containment initiatives, reduced information technology costs and lower restructuring charges.

Years ended	December 31, 2004	December 31, 2003
	(millions)
Net operating revenues	$6,139	$6,159
Operating income	$1,590	$1,616
Operating margin	25.9%	26.2%
Capital expenditures	$975	$1,118

Year ended December 31, 2004 compared to year ended December 31, 2003.

Net Operating Revenues. Net operating revenues decreased slightly for the year ended December 31, 2004 compared to the year ended December 31, 2003. The decrease was due to lower voice revenue and declines in equipment sales offset in part by growth in data revenue. We ended 2004 with 7.7 million switched access lines, a 3% decrease compared to the prior year. Product distribution revenues increased 1% for the year ended December 31, 2004 compared to the year ended December 31, 2003. The increase was due to growth in sales to third parties partially offset by lower sales to other Sprint Nextel subsidiaries.

Operating income decreased 2% for the year ended December 31, 2004 compared to the year ended December 31, 2003. The decrease was primarily due to lower revenues, which, in turn, caused a decrease in costs of products and services. Additionally, we experienced increases in restructuring and asset impairment charges and selling, general and administrative costs.

Segment Results of Operations

Local

Nine months ended	September 30, 2005	September 30, 2004
		(unaudited)
	(millions)
Net operating revenues
Voice	$3,019	$3,131
Data	724	614
Other	525	555

Total net operating revenues	4,268	4,300

Operating expenses
Costs of services and products	1,358	1,334
Selling, general and administrative	775	909
Depreciation	829	808
Restructuring	4	20

Total operating expenses	2,966	3,071

Operating income	$1,302	$1,229
Operating margin	30.5%	28.6%
Capital expenditures	$555	$693

Nine months ended September 30, 2005 compared to nine months ended September 30, 2004.

Voice Revenues. Voice revenues, consisting of revenue from local communications services, and access by phone customers and other carriers to our local network, decreased 4% in the nine months ended September 30, 2005 reflecting both a decrease in access lines and lower access minutes of use. Voice revenues for the nine months ended September 30, 2004 were reduced by $10 million due to an unfavorable FCC ruling associated with an interstate access pricing dispute that arose in the early 1990s. Additionally, we experienced net declines in subscriber line charges of $9 million.

Data Revenues. Data revenues are mainly generated from high-speed Internet, local data transport services and special access. Data revenues increased 18% in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004, driven by strong growth in high-speed Internet lines in service and special access sales primarily to wireless companies. We ended the nine months ended September 30, 2005 with 638,000 high-speed Internet lines in service, an increase of 48% compared to September 30, 2004.

Other Revenues. Other revenues are primarily generated from maintenance agreements, professional services agreements, sales agency relationships and the sale of communications equipment. Other revenues declined 5% during the nine months ended September 30, 2005. The decrease was primarily driven by the termination of a sales agency relationship and declines in professional services relating to declining equipment sales. This was partially offset by stronger wireless and satellite television activation commissions.

Costs of Services and Products. Costs of services and products include costs to operate and maintain our network. These costs increased 2% in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. Increases in pole rent, fuel costs, labor costs and other overhead charges were partially offset primarily by a $27 million period-over-period decline in hurricane-related expenses. Costs of services and products were 32% of net operating revenues for the nine months ended September 30, 2005 compared to 31% for the nine months ended September 30, 2004.

Selling, General and Administrative Expense. Selling, general and administrative, or SG&A, expense decreased 15% for the nine months ended September 30, 2005 compared to the nine months ended September 30,

2004. The decrease was primarily due to reduced business selling costs that were a result of lower headcount and cost containment initiatives and reduced information technology costs. SG&A expense was 18% of net operating revenues for the nine months ended September 30, 2005 compared to 21% for the nine months ended September 30, 2004.

SG&A expense includes charges for estimated bad debt expense. The reserve for bad debt requires management’s judgment and is based on historical trending, industry norms and recognition of current market indications regarding general economic conditions. Bad debt expense as a percentage of net revenues remained flat at 1% for the nine months ended September 30, 2005 and 2004. The reserve for bad debt as a percent of outstanding accounts receivable was 8% at September 30, 2005 and September 30, 2004.

Depreciation and Amortization Expense. Estimates and assumptions are used both in setting depreciable lives and testing for recoverability of our long lived assets. Assumptions are based on internal studies of use, industry data on lives, recognition of technological advancements and understanding of business strategy. Depreciation and amortization expense increased 3% for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. Most of the increase was due to increased plant investment. As part of the annual depreciation rate studies, rates were increased for digital switching equipment and metallic cable, while other items had minor adjustments. The rate updates resulted in increased depreciation expense of $4 million for the digital switching equipment and $3 million for the metallic cable. Depreciation and amortization expense was 19% of net operating revenues for each of the nine months ended September 30, 2005 and September 30, 2004.

Restructuring. For the nine months ended September 30, 2005 and 2004, we recorded $4 million and $20 million, respectively, in restructuring charges primarily related to severance costs associated with the overall Sprint Nextel organizational realignment. See Note 5 of the Notes to the Combined Financial Statements.

Capital Expenditures. For the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004, capital expenditures decreased by 20% due to increased capital efficiency being achieved primarily by tighter capacity management, vendor cost reductions and successful execution of equipment re-use opportunities.

Years ended	December 31, 2004	December 31, 2003
	(millions)
Net operating revenues
Voice	$4,157	$4,268
Data	833	730
Other	749	806

Total net operating revenues	5,739	5,804

Operating expenses
Costs of services and products	1,774	1,864
Selling, general and administrative	1,178	1,129
Depreciation	1,081	1,081
Restructuring and asset impairments	40	24

Total operating expenses	4,073	4,098

Operating income	$1,666	$1,706
Operating margin	29.0%	29.4%
Capital expenditures	$999	$1,143

Year ended December 31, 2004 compared to year ended December 31, 2003.

Voice Revenues. Voice revenues decreased 3% for the year ended December 31, 2004 primarily due to a decrease in minutes of use, service connections and local calling plans. Additionally, FCC-allowable cost recoveries associated with local number portability ceased in 2004 causing a $42 million decrease in voice revenues. Recoveries for the cost of pooling local telephone numbers ceased in 2004 causing a decrease of $18 million, but was offset by an increase of $18 million in wireless number portability charges which started in July 2004.

Data Revenues. Data revenues increased 14% for the year ended December 31, 2004 mainly as a result of strong growth in high-speed Internet services. We ended 2004 with 492,000 high-speed Internet lines in service, an increase of 62% compared to year-end 2003.

Other Revenues. Other revenues decreased 7% for the year ended December 31, 2004, principally driven by a decline in equipment sales of 35%. The decrease in equipment sales was a result of both a planned shift in focus to selling higher margin products and a reduction in customer demand.

Costs of Services and Products. Costs of services and products decreased 5% for the year ended December 31, 2004 compared to the year ended December 31, 2003. For the year ended December 31, 2004 compared to the year ended December 31, 2003, general expense controls and lower costs associated with equipment sales were partially offset by $11 million in higher pension costs and $30 million in higher hurricane-related expenses. Costs of services and products were 31% of net operating revenues for the year ended December 31, 2004 and 32% for the year ended December 31, 2003.

Selling, General and Administrative Expense. SG&A expense increased 4% for the year ended December 31, 2004 compared to the year ended December 31, 2003. The increase was primarily driven by higher pension costs and stock-based compensation expense, partially offset by general cost controls. Bad debt expense as a percentage of net revenues was 1% for both the year ended December 31, 2004 and the year ended December 31, 2003. The reserve for bad debt expense as a percent of outstanding accounts receivable was 9% at December 31, 2004 and 2003.

SG&A expense was 21% of net operating revenues for the year ended December 31, 2004 and 19% for the year ended December 31, 2003.

Depreciation and Amortization Expense. Depreciation and amortization expense was 19% of net operating revenues for each of the years ended December 31, 2004 and 2003. Effective January 1, 2003, we adopted Statement of Financial Accounting Standards, or SFAS, No. 143, Accounting for Asset Retirement Obligations, which eliminated the accrual for removal cost from the depreciable rate. For further information on the implementation of SFAS No. 143, see Note 4 of the Notes to Combined Financial Statements.

Restructuring and Asset Impairment. For the years ended December 31, 2004 and 2003, we recorded approximately $40 million and $20 million, respectively, of severance costs associated with the Sprint Nextel organizational realignment.

During the year ended December 31, 2003, Sprint Nextel terminated deployment of its Insight video service resulting in our recognition of approximately $4 million in asset impairment charges.

For additional discussion of restructuring and asset impairments, see Note 5 of the Notes to Combined Financial Statements.

Capital Expenditures. Capital expenditures decreased by 13% in 2004 compared to 2003 as we changed our network deployment guidelines and engineering standards.

Product Distribution

	September 30, 2005	September 30, 2004
		(unaudited)
Nine months ended	(millions)
Net operating revenues
Third party	$346	$257
Related party	37	46
Inter-company	275	335

Total net operating revenues	658	638

Operating expenses
Costs of products	583	559
Selling, general and administrative	83	78
Depreciation and amortization	16	17

Total operating expenses	682	654

Operating loss	$24	$16
Operating margin	(3.6)%	(2.5)%
Capital expenditures	$4	$2

Nine months ended September 30, 2005 compared to nine months ended September 30, 2004.

Product Distribution Revenues. Product Distribution revenues consist of sales to third parties, sales to related parties, namely Sprint Nextel entities other than us, and inter-company sales, namely sales to our Local segment. Product Distribution revenues increased 3% in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004, principally driven by higher equipment sales to third parties due to a significant new contract with a large communications company, partially offset by decreases of 20% in related party revenues and 18% in inter-company sales, which were caused by lower capital expenditures.

Cost of Products. Costs of products include costs of equipment sold. These costs increased 4% in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. The increase was mainly driven by the increase in sales to third parties. Costs of products were 89% of net operating revenues for the nine months ended September 30, 2005 compared to 88% for the nine months ended September 30, 2004.

Selling, General and Administrative Expense. SG&A expense increased 6% for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. The increase was primarily due to increased business selling costs associated with increased third party sales, but was offset by lower headcount and cost containment initiatives. SG&A expense was 13% of net operating revenues for the nine months ended September 30, 2005 compared to 12% for the nine months ended September 30, 2004.

SG&A expense includes charges for estimated bad debt expense. The reserve for bad debt requires management’s judgment and is based on historical trending, industry norms and recognition of current market indications regarding general economic conditions. Bad debt expense was immaterial for the nine months ended September 30, 2005 and 2004. The reserve for bad debt as a percent of outstanding accounts receivable was 4% at September 30, 2005 compared to 5% at September 30, 2004.

Years ended	December 31, 2004	December 31, 2003
	(millions)
Net operating revenues
Third party	$341	$290
Related party	59	65
Inter-company	450	485

Total net operating revenues	850	840

Operating expenses
Costs of products	745	743
Selling, general and administrative	104	104
Depreciation and amortization	22	23
Restructuring and asset impairments	—	1

Total operating expenses	871	871

Operating loss	$21	$31
Operating margin	(2.5)%	(3.7)%
Capital expenditures	$2	$1

Year ended December 31, 2004 compared to year ended December 31, 2003.

Net Operating Revenues. Product Distribution revenues increased 1% for the year ended December 31, 2004 compared to the year ended December 31, 2003. The increase was due to growth in sales to third party customers partially offset by lower sales to related parties and inter-company sales. The decreases in equipment sales were a result of both a planned shift in focus to selling higher margin products and a reduction in customer demand. Sales to third parties increased due to increases in capital spending in the communications industry.

Cost of Products. Costs of products remained flat for the year ended December 31, 2004 compared to the year ended December 31, 2003. For the year ended December 31, 2004 compared to the year ended December 31, 2003, costs of products reflected the planned shift in focus to selling higher margin products and a reduction in customer demand for equipment. Costs of products were 88% of net operating revenues for each of the years ended December 31, 2004 and 2003.

Selling, General and Administrative Expense. SG&A expense remained flat for the year ended December 31, 2004 compared to the year ended December 31, 2003. Higher pension costs and stock-based compensation expense were offset by general cost controls. Bad debt expense as a percentage of net revenues was immaterial for both the year ended December 31, 2004 and the year ended December 31, 2003. The reserve for bad debt expense as a percent of outstanding accounts receivable was 5% at December 31, 2004 compared to 8% at December 31, 2003.

SG&A expense was 12% of net operating revenues for each of the years ended December 31, 2004 and 2003.

Restructuring and Asset Impairment. For the year ended December 31, 2003, we recorded approximately $1 million of asset impairments associated with Sprint Nextel restructuring activities.

Nonoperating Items

Interest Expense

The effective interest rates in the following table reflect interest expense on long-term debt only. Interest costs on short-term borrowings and interest costs on deferred compensation plans have been excluded so as not to distort the effective interest rates on long-term debt. For more information on our financing activities, see “—Liquidity and Capital Resources.”

Nine months ended September 30,	2005	2004
		(unaudited)
Effective interest rate on long-term debt	7.7%	7.6%

Years ended December 31,	2004	2003
Effective interest rate on long-term debt	7.6%	7.6%

Our effective interest rate on long-term debt increased for the nine months ended September 30, 2005 primarily due to the retirement of debt with lower interest rates. Historical interest expense on long-term debt is not representative of anticipated interest expense incurred after our spin-off from Sprint Nextel, as it does not reflect the level of borrowing that our business will assume and incur upon the spin-off.

Premium on Early Retirement of Debt

There were no early retirements of debt in either the nine months ended September 30, 2004 or 2005. Premiums on the early retirement of debt of $5 million were incurred in 2003. See Note 6 of the Notes to Combined Financial Statements for more information.

Income Taxes

Our combined effective tax rate was 39.2% for the nine months ended September 30, 2005. The combined effective tax rate was 38.3% for the year ended December 31, 2004 and 38.2% for the year ended December 31, 2003. See Note 9 of the Notes to Combined Financial Statements for a reconciliation of the effective income tax rates to the statutory federal rate for income taxes related to continuing operations.

Discontinued Operations, Net

In 2002, Sprint Nextel signed a definitive agreement to sell its directory publishing business to R.H. Donnelley for $2.23 billion in cash. The sale, which closed in January 2003, included Centel Directories Company, or CDC, a wholly owned subsidiary of Centel, which is included in our company. In connection with the sale in 2003, we received $647 million in cash, recognized a pre-tax gain of $635 million ($375 million after tax) and, up to the date of sale, recognized $1 million after tax from the results of operations.

Cumulative Effect of Changes in Accounting Principle, Net

Consistent with regulatory requirements and industry practice, we historically accrued costs of removal of telephone poles, conduit and cable in its depreciation reserve. Adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, affected the cost we historically recorded as these costs of removal did not meet the standard’s definition of an Asset Retirement Obligation. Upon adoption of SFAS No. 143, we recorded a reduction in our historical depreciation reserves of approximately $420 million to remove the accumulated excess cost of removal. This resulted in a cumulative effect of change in accounting principle credit, net of tax, of $258 million.

Financial Condition

Our combined assets of approximately $9.1 billion at September 30, 2005 reflected a decrease of $226 million from our combined assets at December 31, 2004. Cash and equivalents, which include net advance receivables from Sprint Nextel of $85 million and $113 million at September 30, 2005 and December 31, 2004, respectively, decreased $28 million as capital expenditures, debt payments and dividend payments to Sprint Nextel exceeded cash provided by operations. Inventories increased $20 million to support a new product distribution contract entered into in 2005. Net PP&E decreased $210 million at September 30, 2005 as depreciation expense exceeded capital expenditures.

Accounts payable, which includes $141 million and $140 million of related party payables at September 30, 2005 and December 31, 2004, respectively, decreased $10 million, or 2%, due to the timing of related party receivable and payable settlements. Long-term debt including current maturities decreased by $115 million due to the payment of regularly scheduled debt maturities. The deferred tax liability increased by $25 million primarily because of increases in the book to tax differences in PP&E. Postretirement and other benefit obligations decreased by $26 million due primarily to payments for benefits being greater than additional accrued costs.

Our debt-to-total-capital ratio was 19% as of September 30, 2005 versus 20% at December 31, 2004. This decrease primarily reflects a decrease in business equity of $107 million as dividend payments to Sprint Nextel exceeded net income for the period. Offsetting this was a decrease in debt of $115 million due to payments on scheduled maturities. Our historical debt to capital ratio is not representative of our anticipated ratio following the spin-off. For further discussion of our anticipated capital structure, see “—Liquidity and Capital Resources—Liquidity” below.

Liquidity and Capital Resources

We manage our liquidity and capital resource needs primarily through prioritizing the use of capital and timing and amount of capital expenditures.

Operating Activities

For the nine months ended September 30, 2005, net cash provided by operating activities was approximately $1.5 billion compared to approximately $1.7 billion for the nine months ended September 30, 2004. This decrease reflects changes in various operating assets and liabilities offset by higher net income. Most notably, accounts payable and other current liabilities decreased for the nine months ended September 30, 2005 while accounts payable and other current liabilities increased during the nine months ended September 30, 2004.

Our cash flows provided by operating activities was approximately $2.1 billion for the year ended December 31, 2004 compared to approximately $1.8 billion for the year ended December 31, 2003. Operating cash flows increased $260 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. Net income was $637 million higher in 2003 than in 2004, but was essentially flat when the non-operating items of $376 million for discontinued operations and $258 million for the cumulative effect of change in accounting principle are removed. The 2004 operating cash flows increased primarily due to net changes related to discontinued operations in 2003 and a decrease in the inventory and other current assets balances.

Investing Activities

Capital expenditures account for the majority of our investing activities. Capital expenditures for the nine months ended September 30, 2005 were $133 million less than the nine months ended September 30, 2004. The decrease resulted primarily from reduced spending on capacity, high-speed Internet build-out, and maintenance requirements.

Our cash flows used by investing activities totaled $962 million for the year ended December 31, 2004 compared to $452 million for the year ended December 31, 2003. However, in 2003, investing activities included $647 million of proceeds related to the sale of our directory publishing business. The overall decrease in capital expenditures for the year ended December 31, 2004 compared to the year ended December 31, 2003 was driven by reduced expenditures for capacity, operational maintenance, major projects, and the partial delay of the conversion from circuit to packet switching. These decreases were slightly offset by increased expenditures in high-speed Internet services build-out.

Financing Activities

Payments on debt and dividends paid to Sprint Nextel account for the majority of our financing activities. Net cash used by financing activities increased by approximately $227 million during the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. This increase was attributable to payments of dividends to Sprint Nextel that increased by $149 million and payments of scheduled debt maturities that increased $78 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.

Our cash flows used by financing activities totaled approximately $1 billion and $1.3 billion for the years ended December 31, 2004 and 2003, respectively. For the year ended December 31, 2004, financing activities included a $152 million reduction in debt compared with a net reduction of $640 million for the year ended December 31, 2003. The debt reduction during the year ended December 31, 2004 was due to payments of scheduled maturities. For the year ended December 31, 2003, debt payments were made for short-term borrowings, scheduled maturities and the early retirement of $84 million in callable bonds. In 2003, we moved from a net advance payable position, which is classified as short-term borrowings, to a net advance receivable position, which is classified as cash, because cash generated from operating activities combined with proceeds from the divestiture of the directory business was sufficient to fund our cash needs. Total borrowings, as presented in the historical combined financial statements, are not representative of the debt or cash that we expect to assume or incur upon the spin-off. Historically, Sprint Nextel has centrally managed its financing activities in order to optimize its costs of funding and financial flexibility at a corporate level. Consequently, the debt reflected in our historical combined financial statements does not necessarily reflect our debt capacity and financing requirements. For further discussion of our anticipated capital structure, see “—Liquidity” below.

We paid dividends to Sprint Nextel of $865 million in 2004 and $683 million in 2003. We will establish our own dividend policy following the spin-off. For further discussion of our anticipated dividend policy, see “—Liquidity” below.

Capital Requirements

Our investing activities are targeted primarily towards increased network capacity and include investments for growth in demand for high-speed Internet services, regulatory mandates and the phased transition from circuit to packet switching. We continue to review capital expenditure requirements closely and will adjust spending and capital investment in response to customer demand.

Liquidity

We participate in Sprint Nextel’s cash management program, whereby Sprint Nextel advances funds to and from its subsidiaries. Sprint Nextel has used the proceeds from operations, the long-term bond market as well as other financial markets to fund capital needs. Additionally, we have our own long-term debt totaling $1,125 million and $1,240 million as of September 30, 2005 and December 31, 2004, respectively, made up of first mortgage bonds, debentures and related party notes. Our ability to fund our capital needs will be impacted by our ongoing ability to generate cash from operations, overall capacity and terms of our bank notes, term debt and access to the equity markets, which will be limited by our tax sharing agreement with Sprint Nextel. Given the volatility in the markets, we continue to monitor the markets closely and take steps to maintain financial flexibility and a reasonable capital structure.

Current debt maturities as of September 30, 2005 and December 31, 2004 were $2 million and $115 million, respectively. Our cash flow from operations for the nine months ended September 30, 2005 and the year ended December 31, 2004 adequately funded these requirements.

We have a letter of credit facility for up to $11 million. We have not drawn on this letter of credit, which is currently guaranteed by Sprint Nextel, but will not be after the spin-off.

We are currently in compliance with all debt covenants associated with our borrowings.

Effective as of the distribution date, we will enter into a credit facility with certain financial institutions. We expect to transfer to Sprint Nextel approximately $6.6 billion in the form of cash and senior notes in consideration of Sprint Nextel’s contribution to us of the local telecommunications division assets. Although the allocation of that consideration paid to Sprint Nextel may be adjusted, we currently expect that we will issue to Sprint Nextel senior notes in an aggregate initial principal amount of approximately $4.1 to $4.6 billion and transfer to Sprint Nextel approximately $2.0 to $2.5 billion in cash borrowed under our credit facility. Including these borrowings and existing borrowings of our subsidiaries, we will have approximately $7.25 billion of indebtedness on the distribution date. The credit facility will also provide a revolving credit arrangement to satisfy other financing needs. We anticipate that immediately following the distribution date, we will have combined cash and equivalents and available liquidity under the credit facility totaling at least $700 million. We expect that the terms of the credit facility will include customary covenants that, among other things, will require us to satisfy certain financial tests, maintain certain financial ratios and restrict our ability to incur additional indebtedness. To the extent permitted, we may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions.

Following the distribution, we expect to pay a regular quarterly dividend. We currently expect the dividend to be in the aggregate amount of approximately $75 million in each full quarter. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors, and will depend upon many factors, including our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our board of directors deems relevant.

Our contractual obligations as of September 30, 2005 are summarized below and are disclosed in further detail in Notes 3, 6 and 11 of the Notes to Combined Financial Statements.

	Payments Due by Period as of September 30, 2005
	Total	October 1, 2005 to September 30, 2006	October 1, 2006 to September 30, 2007	October 1, 2007 to September 30, 2008	October 1, 2008 to September 30, 2009	October 1, 2009 to September 30, 2010	After October 1, 2010
	(millions)
Related party notes	$460	$—	$120	$—	$—	$215	$125
First mortgage bonds and debentures	665	2	37	99	2	2	523
Estimated future interest payments	878	88	83	76	69	60	502
Operating leases	74	16	13	9	8	6	22
Unconditional purchase obligations	57	45	8	3	1	—	—

Total contractual obligations	$2,134	$151	$261	$187	$80	$283	$1,172

Long term debt obligations reflected above reflect our historical debt level, which is not representative of the debt repayments that will actually be due under our new capital structure.

Unconditional Purchase Obligations

We have minimum purchase commitments with various vendors through 2008. These outstanding commitments represent non-cancelable commitments to purchase goods and services, consisting primarily of network maintenance and equipment, information technology services, customer support provided by third parties and other expenses related to normal business operations. Some of these commitments are shared with Sprint Nextel. When possible, estimates have been made to identify the portion of the commitment that relates to us. Outstanding commitments including estimations of shared commitments as of September 30, 2005 were approximately $57 million.

Expected pension contributions are disclosed in Note 7 of the Notes to Combined Financial Statements and have not been included in unconditional purchase obligations.

Off-Balance Sheet Financing

We do not participate in, secure or finance any unconsolidated, special purpose entities.

Financial Strategies

Derivatives

We selectively enter into interest rate swap agreements to manage exposure to interest rate changes on our debt. We also control exposure to market risk by regularly monitoring interest rate positions under normal and stress conditions to ensure they do not exceed established limits.

We did not utilize any derivative financial instruments as of September 30, 2005. See Note 17 of the Notes to Combined Financial Statements for information regarding derivative investment activity after September 30, 2005.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123R, Share-Based Payment. This statement requires an entity to recognize the cost of employee services received in share-based payment transactions, through the use of fair-value-based methods. This statement became effective for us as of January 1, 2006.

Sprint Nextel voluntarily adopted fair value accounting for share-based payments effective January 1, 2003, under SFAS No. 123, as amended by SFAS No. 148, using the prospective method. Upon adoption, we began recognizing our allocated share of the fair value of stock-based compensation for all grants, modifications or settlements made on or after January 1, 2003. Further, in connection with the tracking stock recombination (see Note 2 of the Notes to Combined Financial Statements), as required by SFAS No. 123, we recognized our allocated share of compensation cost resulting from the conversion of PCS stock options to FON stock options. Sprint Nextel accounted for this conversion as a modification and accordingly applied stock option expensing to FON stock options resulting from the conversion of PCS stock options granted before January 1, 2003.

The revised standard will require us to begin to recognize allocated compensation cost for unvested FON stock options granted before January 1, 2003, which were outstanding as of January 1, 2006. This requirement to recognize expense on additional unvested grants will not be significant to our combined financial statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4. This statement requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the definition of abnormal provided in ARB 43, Chapter 4, Inventory Pricing. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard will not have a material impact on our combined financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29. This statement eliminates the exception to fair value measurement in the exchange of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. That standard indicates that an exchange does not have commercial substance if it is not expected to significantly change the cash flows of the reporting entity. This statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard will not have a material impact on our combined financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, or FIN 47. FIN 47 requires an entity to recognize a liability for a legal obligation to perform an asset retirement activity in which the timing and/or method of the settlement are conditional on a future event. The liability must be recognized if the fair value of the liability can be reasonably estimated. This interpretation of SFAS No. 143, Accounting for Asset Retirement Obligation, is effective no later than the end of the first fiscal year ending after December 15, 2005. We have evaluated FIN 47 for any impact to the combined financial statements from the original 2003 adoption of SFAS No. 143 and an adjustment was recorded in the fourth quarter ended December 31, 2005 related to the interpretation. The adjustment will increase the asset retirement obligation by approximately $28 million.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. We were required to adopt SFAS No. 154 as of January 1, 2006.

Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. We are susceptible to market risks related to changes in interest rates and do not purchase or hold any derivative financial instruments for trading purposes.

We are subject to interest rate risk primarily associated with our borrowings. We selectively enter into swap and other agreements to manage our exposure to interest rate changes on our debt.

All our outstanding debt at September 30, 2005 is fixed-rate debt. While changes in interest rates impact the fair value of this debt, there is no impact on earnings and cash flows because we intend to hold these obligations to maturity unless market conditions are favorable.

Because we carry no variable rate debt, an interest rate sensitivity analysis is not necessary. Accordingly, a one percentage point change in interest rates would not impact the Combined Statements of Operations and Combined Statements of Cash Flows at September 30, 2005.

We also perform a sensitivity analysis on the fair market value of our outstanding debt. A 10% decrease in market interest rates would cause a $38 million increase in fair market value of our outstanding debt to $1,345 million.

BUSINESS

Overview

Following the spin-off, we will be the fifth largest local communications company in the U.S. based on number of access lines. We offer regulated local communications services as an ILEC to roughly 4.5% of U.S. households, with approximately 7.4 million consumer and business access lines, as of September 30, 2005. Following the spin-off, we will provide a suite of communications services, consisting of local and long distance voice and data services, including high-speed Internet access. We also expect to provide access to our local network and other wholesale communications services for other carriers, communications equipment for business markets, and other communications-related services. Following the spin-off, we expect to provide CDMA-based wireless voice and data services in most of our local service territories to consumers and small business customers through a non-exclusive wholesale arrangement involving an MVNO relationship with Sprint Nextel. Small business customers for purposes of the MVNO relationship are defined as businesses with less than 80 lines of wireless services. We also expect to offer certain wireline voice and data, wireless and video services through sales agency and other wholesale agreements.

At the distribution date, our assets and business will consist largely of those that Sprint Nextel attributes to its incumbent local communications operations and that are reported as its Local segment in its financial statements. Following the distribution, we will be an independent, publicly traded company. For the nine months ended September 30, 2005, we had revenue of approximately $4.7 billion and operating income of approximately $1.2 billion. For the year ended December 31, 2004, we had revenues of approximately $6.1 billion and operating income of approximately $1.6 billion. Based on our financial results, we expect to be included in the Fortune 500 list.

We will continue to serve our local service territories, which are located in 18 states. We have a significant presence in Florida, North Carolina, Nevada and Ohio (these four states represent nearly two-thirds of all of our access lines). The remaining states (in order of number of access lines) are: Virginia, Pennsylvania, Texas, Indiana, Missouri, Tennessee, New Jersey, Minnesota, Kansas, South Carolina, Washington, Oregon, Nebraska and Wyoming. We are the “carrier of last resort” and, therefore, are entitled to receive funding under universal service programs in our local service territories.

The following map shows the location of our service territories:

We were incorporated in Delaware in 2005; however, our roots trace back to 1899 and the Brown Telephone Company in Abilene, Kansas. Over that period, we have invested substantial resources to improve and expand our network infrastructure to provide quality communications services and customer care. This capital investment and an effective sales effort have historically allowed us to achieve reasonably stable operating results, revenue and cash flow.

Following the spin-off, as part of our overall business strategy, and consistent with the limitations under the tax sharing agreement, we expect to regularly evaluate business opportunities. These may include investments in current or new business lines and both acquisitions that complement our business and divestitures. At any time we may be discussing or negotiating a transaction that, if consummated, could have a material effect on our business, financial condition, liquidity or results of operations. Our board of directors will evaluate our historic strategies and may decide to adopt new strategies in the future.

Following the spin-off, we expect to have total indebtedness of approximately $7.25 billion. A portion of this debt is currently outstanding and the remainder will be payable to Sprint Nextel and one or more third parties in connection with the spin-off. We intend to incur the new indebtedness and use the cash proceeds in exchange for, among other things, the assets to be contributed to us by Sprint Nextel in the spin-off.

Our Strengths

We believe our strengths will enable us to continue to generate cash flow and to grow new streams of revenue by diversifying our offerings, such as high-speed Internet services, while also allowing us to focus our efforts on minimizing the loss of access lines in our traditional local wireline business. Our principal strengths include:

Longstanding customer relationships

As the incumbent provider of communications services in our local service territories, we have developed longstanding customer relationships. Based on our estimates, we provide communications services to approximately 85% of the potential customers in our local service territories who purchase local wireline services or wireless services in lieu of wireline. We manage our service offerings at the local level to serve the needs of each community effectively and efficiently. As a provider of traditional and new wireline services in our local service territories, our infrastructure is readily available to meet our customers’ evolving needs and we are a preferred choice as they seek additional services. Our dedicated sales and customer service representatives have local market knowledge and we offer bundled services that are designed to meet our customers’ needs, while also simplifying their selection and use of our services.

Pre-existing network infrastructure

As the incumbent provider of communications services in our local service territories, we have a network infrastructure already in place to serve our customers’ current needs and that can also serve as the foundation for offering new services to meet our customers’ evolving needs. One example is our offering of high-speed Internet services, which, as of September 30, 2005, are available to approximately 73% of our local communications customers. By having a pre-existing wireline network with significant traffic that is capable of high-speed Internet services, we have been able to efficiently deploy these services without incurring the capital costs associated with creating new wireline connections to the customers’ premises. As a result, these high-speed Internet services have generated reasonably consistent cash flow.

Ability to offer a wide array of bundled services

We believe that following the spin-off, we will be among the few communications service providers in many of the markets we serve that can provide a suite of services to both consumers and business customers that includes wireline voice services, high-speed data, consumer video entertainment services, and communications equipment for business customers. We plan to expand our service offerings by providing CDMA-based wireless voice and data services to our consumers and business customers in our local service territories through our MVNO and sales agency relationships with Sprint Nextel. We also expect to offer certain wireline voice and data, wireless, and video services through sales agency and other wholesale agreements. We seek to maximize profitable communications services revenue per customer through the convenience and cost savings of using a single provider for a broad suite of services. By offering a bundled package of products and services, we have improved our long distance and high-speed Internet services penetration, resulting in increased revenue and lower customer churn, which have helped to offset revenue decreases driven by continuing declines in access lines and product substitution. Since we introduced our high-speed Internet access service in 1999, we have successfully grown our high-speed Internet base to over 638,000 at September 30, 2005, which represents approximately 8.6% penetration of our access lines.

Favorable demographics

The annual growth in number of households in our local service territories has averaged approximately 1.8% over the three years ended December 31, 2004, compared to the national average over that period of approximately 1.4%. Our local service territories cover all or part of six of the top 20 fastest growing MSAs based on the 2000 census. Approximately 29% of our access lines as of September 30, 2005 were in those MSAs.

Service and product expertise

We believe that our strong heritage provides a solid foundation for the continued development and delivery of cost-effective products and services. For over 100 years, our business has focused on providing high quality communications products and services to meet the evolving needs of our customers. We intend to build on the core strengths of our business to fulfill our mission of providing high quality, cost-effective products and services and innovations that address our customers’ communications needs. We believe that our experienced employee base will help us to fulfill this mission. In particular, many of our dedicated sales and customer service representatives have local market knowledge.

Experienced management team

We have a senior management team with experience managing the expansion of communications companies, including experience at Sprint. Our management team has, to a large extent, been operating in its current composition since August 2005.

Business Strategy

Our strategy is to maximize profitable communications services revenue per customer by selling integrated and bundled products and services and meeting the needs of our consumers and business and wholesale customers within our local service territories. Four key goals will support this strategy:

Provide Useful Products and Solutions to Attract and Retain Customers:

•	actively market integrated service offerings featuring local and long distance voice, high-speed data, video and wireless services and customer premises equipment, or CPE, that are designed to serve the customers’ communications needs;

•	expand high-speed Internet coverage, deliver faster Internet services and enhance the product to increase market penetration and customer retention;

•	offer video services through our direct broadcast satellite, or DBS, arrangement;

•	deliver attractive wireless voice and data services in a large portion of our markets, through agency and MVNO arrangements with Sprint Nextel and possibly others;

•	deliver products and services that meet targeted customer needs and provide product and service simplification; and

•	over time convert our backbone and distribution networks to an IP structure, including VoIP, to expand our ability to provide value enhanced services.

Improve Customer Experience and Perception of Service and Product Offerings:

•	provide our customers a simple, accurate, easy-to-understand bill;

•	maintain quality and reliability of our wireline services;

•	be the preferred “hometown” communications company capitalizing on and continuing our long-term customer relationships and involvement in the communities we serve;

•	expand convenient and innovative distribution channels; for example, by increasing the number of retail stores to increase our local presence;

•	offer services at competitive prices; and

•	serve our customers with knowledgeable, motivated, enabled and accountable sales and customer support associates, and effectively resolve customer issues in a single service call.

Manage Costs:

•	implement process improvements to increase operational efficiency;

•	establish network investment priorities consistent with our business strategies, including to support enhanced service offerings:

•	invest in high-speed network facilities;

•	minimize investment in legacy copper network; and

•	deploy packet switching where it is economically justified;

•	improve our systems to provide support to e-commerce sales and improve the effectiveness of our customer support operations; and

•	simplify legacy IT support systems.

Maintain a Customer-Focused Culture that Encourages High Performance and Employee Satisfaction:

•	maintain our strong commitment of service to the local communities in which we operate;

•	be innovative and competitive in our approach to serving our customers;

•	continue to deliver an exceptional customer experience;

•	improve management focus, quality and communication;

•	maintain a culture of success by aligning management and employee incentives to performance;

•	be a great place to work; and

•	deploy sales compensation plans that support our objectives and are easy to administer and understand.

Our New Brand

In connection with the spin-off, we expect to launch EMBARQ as the new brand name for our business. Embarq Corporation is our holding company name, and EMBARQ will be the brand of our local communications operations, products and services. We expect that our local communications operations will

begin using the EMBARQ brand as early as                     , 2006. In addition, we expect to associate our EMBARQ brand with products that we resell to our customers, including long distance and wireless services. We plan to invest significant resources to develop and build awareness of our new brand in our local service territories. We believe that having strong brand recognition, built on a consistent message, will help us grow as an independent company.

Our Services and Product Offerings

We currently operate our business in two segments: Local and Product Distribution.

Through our Local segment, we offer three general categories of products and services: voice, data and other. We currently provide a wide range of products and services through these categories, including the following:

Voice:

•	local calling services;

•	access services to long distance carriers, wireless carriers and CLECs; and

•	wholesale services.

Data:

•	high-speed Internet access services; and

•	special access services.

Other:

•	long distance voice and data services;

•	wireless services;

•	video services and pay per view;

•	communications equipment; and

•	engineering and customer support services.

Through our Product Distribution segment, we provide:

•	wholesale product distribution;

•	logistics; and

•	configuration services.

After the spin-off, in addition to or in place of certain current offerings (for example, we will no longer sell wireless services to the consumer market as a Sprint Nextel agent), we expect to provide our own branded wireless voice and data services to consumers and small business customers in most of our local service territories through wholesale arrangements, such as the MVNO relationship with Sprint Nextel. However, we expect to offer Sprint Nextel-branded wireless services to certain medium and large business customers through a sales agency agreement with Sprint Nextel. See “Agreements with Sprint Nextel—Commercial Service Agreements.” We also expect to offer our own branded long distance voice and data services, primarily through a wholesale relationship with Sprint Nextel. We plan to provide certain other Sprint Nextel-branded wireline voice and data services to large business customers, including data networks that extend out of our local service territories, through a sales agency arrangement with Sprint Nextel. See “Agreements with Sprint Nextel—Commercial Service Agreements.”

The following chart summarizes the components of our revenue sources during each of the last three years in the period ended December 31, 2004, as well as for the nine month periods ended September 30, 2004 and 2005:

	Nine Months Ended September 30,		Years Ended December 31,
Revenue Source	2005	2004	2004	2003	2002
		(unaudited)			(unaudited)
	(millions)
Local segment:
Voice	$3,019	$3,131	$4,157	$4,268	$4,354
Data	724	614	833	730	639
Other	525	555	749	806	874
Product Distribution segment:
Third Party	346	257	341	290	304
Related Party	37	46	59	65	79

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Local segment

Voice

Local Services. We provide local calling services to consumers and business customers within our local service territories, generally for a fixed monthly charge. In the vast majority of our local service territories, the amount that we can charge a customer for local calling services is governed by state and/or federal regulatory authorities. We also provide a number of enhanced calling features, such as call forwarding, caller identification, voicemail and call waiting, for which we generally charge an additional monthly fee. We also generate revenue from non-recurring services, such as service activation and reactivation. As of September 30, 2005, we had approximately 5.1 million consumer and 2.1 million business access lines. In the consumer category, as of September 30, 2005, approximately 72% of our customers purchased at least one additional service from our portfolio of services that also included Sprint Nextel long distance and wireless services, and approximately 42% of our customers purchased two or more of those additional services.

Access Services. Long distance carriers, wireless carriers and CLECs purchase various forms of switched access services thereby enabling connectivity with their networks and facilitating our local customers’ ability to make or receive long distance calls. Access charges for interstate and international calls are regulated by the FCC, while access charges for intrastate calls are regulated by the state public utility commissions, or PUCs.

Wholesale Services. In addition to access services, FCC regulations require us to offer certain of our network facilities to CLECs on an unbundled basis (i.e., UNEs) and to allow them to collocate some of their equipment in our central offices. The FCC sets general guidelines for pricing of UNEs and collocation and state PUCs set the actual prices charged. As of September 30, 2005, we had approximately 214,000 wholesale access lines, including UNE lines and resold access lines.

Data

High-speed Internet Access Services. As of September 30, 2005, we provided high-speed Internet access services for a monthly fee to approximately 638,000 customers. Our primary high-speed Internet offering features a download and upload speed of up to 1.5 Mbps, but we also offer download speeds ranging from 256 Kbps to 5.0 Mbps. Our high-speed Internet services are offered primarily using a DSL service delivery platform.

Special Access Services. In addition, large businesses, long distance carriers, wireless carriers and CLECs purchase “special access” facilities, which consist of dedicated circuits used to connect their business sites or their networks to ours, to connect their networks directly to their customers’ locations, or, in the case of wireless carriers, to connect their cell sites with their mobile switching centers. Although the traffic through special access facilities may include voice as well as data, we have historically reported revenues associated with special access as data revenue.

Other

Long Distance Voice and Data Services. Currently, we offer long distance voice and data services through a sales agency arrangement with Sprint Nextel. Following the spin-off, we plan to offer to our consumer customers long distance voice calling services either based on usage or pursuant to flat-rate calling plans. These services include traditional switched long distance, toll free calling, international, calling card and operator services. We also expect to offer long distance voice and data services to business customers. Voice services will include traditional switched and dedicated long distance, toll free calling, international, calling card and operator services. Shortly before the spin-off, we expect that Sprint Nextel’s switched long distance consumer customers, and certain of its switched long distance business customers, that reside or are headquartered in our local service territories will, subject to federal and state regulatory approvals, be transferred by Sprint Nextel to one of our subsidiaries. Certain IP data customers may also be transferred if all of their locations are within our local service territories. Data services offered to business customers will include dedicated IP circuits, frame relay over IP and multi-protocol label switching, or MPLS, over IP. We anticipate that the primary underlying network provider for the long distance services we provide will continue to be Sprint Nextel after the distribution. We plan to purchase long distance services from Sprint Nextel and other providers at wholesale and then sell them to our customers under our new brand. Following the distribution, revenues associated with these services will be reported in the wholesale services category. We also expect to sell some long distance voice and data services to large business customers as an agent of Sprint Nextel. See “Agreements with Sprint Nextel—Commercial Service Agreements.” As of September 30, 2005, of our access lines on which a primary interexchange, or long distance carrier, is selected, we had an approximately 60% share of consumer lines and approximately 50% of business lines for which long distance services are provided through our offering of Sprint Nextel long distance services.

Wireless. We currently offer wireless services through a sales agency relationship with Sprint Nextel. Following the distribution, our consumer and small business wireless services are expected to be sold primarily as our own branded wireless services in most of our local service territories through wholesale arrangements with third parties, including the MVNO relationship with Sprint Nextel. We are entering into the MVNO relationship with Sprint Nextel to facilitate our ability to develop our own branded CDMA-based wireless services and product bundles in order to leverage our wireline assets. We expect to begin providing these services as early as June 2006. The MVNO relationship with Sprint Nextel is a seven year agreement, with price points driven by volume, type of service (i.e., voice or data) and customization. Through the MVNO relationship with Sprint Nextel, we will have access to a nationwide network that will mirror Sprint Nextel’s CDMA coverage in our local service territories. Currently, Sprint Nextel’s wireless network covers approximately 80% of our local service territories. We also will be able to take advantage of Sprint Nextel’s investments in its core network infrastructure. For example, as Sprint Nextel deploys its own CDMA-based high speed digital data network, as part of its core network services, we expect to be able to offer a similar service. We also expect to enter into agreements with other third party vendors to provide some or all of the billing, customer care and handset distribution and logistics needed to support our wireless customers.

Our wireless strategy is to provide a unified communications solution by including wireless voice and data services as part of larger communications services bundles offered to customers in our local service territories. Although we expect to offer stand-alone wireless services, our market emphasis will be on the creation and sale of product and services bundles which have historically improved customer retention. See “Agreements with Sprint Nextel—Commercial Service Agreements.”

Video. We currently sell video services and pay per view through a sales agency relationship with Echostar. As of September 30, 2005, approximately 65,000 of our customers purchased video services from us under this arrangement. We generally sell video services as part of a bundled products and services offering, with charges for all products and services appearing on a single bill provided by us to our customer. Over time, our video service offering may include an approach that utilizes owned facilities in certain markets and sales agency arrangements involving satellite-based services. While there are many relevant considerations, population density would be a critical factor in deciding which technologies to pursue and in which markets.

Equipment and Professional Services. We sell and service a range of CPE, which is communications equipment that resides at a business customer’s location for the management of voice and data networks and applications. We provide CPE to our customers through sales, engineering, and distribution relationships with a small number of primary vendors and logistics support from our Production Distribution segment. We also provide inside wiring services at consumer and business customer locations to install, maintain or upgrade equipment. We also offer engineering and customer support services to our customers, remote management and monitoring of CPE, remote security services to protect customer information and networks, and maintenance of equipment under contract.

Product Distribution segment

Through our Production Distribution segment, we procure, configure and distribute equipment, materials and supplies to the communications and cable industries. The products that we offer include outside plant, business communication systems, telephones and accessories and network access equipment from leading manufacturers across multiple markets. With approximately 1,000 employees, including experts in logistics, engineering, integration and deployment, and communications equipment, Product Distribution offers supply chain solutions that are recognized for their innovation, effectiveness and efficiency. Product Distribution operates six distribution centers throughout the U.S. The group currently stocks more than 20,000 items from more than 1,300 manufacturers. Product Distribution will serve in a supply chain management function within our company, which will help to create scale and reduce costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Sales and Marketing

We plan to market and sell our products and services through four main marketing groups: Consumer Markets, Business Markets, Wholesale Markets and Product Distribution, each of which is described below. Our sales and marketing functions, including product development, product management, research, advertising and promotions, will be managed individually by each marketing group.

To foster long-term relationships with our consumers and business customers, we have undertaken many initiatives to provide quality customer service. We operate approximately 20 retail and two wholesale call centers, located mainly in our local service territories, staffed with customer service representatives who are knowledgeable about the local markets we serve. In addition, we have automated many of our customer service functions, including Internet e-commerce systems, so that our customers can receive answers to many frequently asked questions regarding their communications services without speaking to a customer service representative. We continue to consolidate our service plans and simplify our invoices to better meet our customers’ needs.

We locally manage our service offerings in an effort to serve the needs of each customer effectively and efficiently. We are committed to a high standard of service and have sales representatives with market knowledge of the local service territories in which we operate. Based on our understanding of our customers’ needs, we offer bundled services that are designed to simplify the customer’s selection and ability to use our services. Offering bundled services allows us to capitalize on our network infrastructure by offering a suite of communications services in local voice, high-speed Internet access, and long distance services, as well as wireless and video. We believe that offering bundled services improves customer retention and gives us the opportunity to offset declining access lines due to wireless substitution and competition from cable operators and CLECs.

Consumer Markets

Consumer Markets provides a portfolio of bundled wireline and video services to consumers in our local service territories. Consumer Markets historically has also sold Sprint Nextel-branded wireless services and long distance services under a sales agency agreement with Sprint Nextel. Following the spin-off, Consumer Markets will continue to focus on selling bundled wireline services and video services, but will also sell wireless services and long distance services under our new brand. The group offers products and services through a variety of channels, including call centers, the Internet, retail stores and third-party channels.

Consumer Markets has had success in the sale of high-speed Internet service with a growth rate of almost 30% for the nine months ended September 30, 2005. While we anticipate continued growth, we expect the percentage growth rate to decline. At September 30, 2005, we had over 507,000 consumer high-speed Internet lines in service.

Our consumer retail marketing approach emphasizes customer-oriented sales, marketing and service with a local presence. We market our retail products and services primarily through our customer service representatives, direct sales representatives, local retail stores and telemarketing. We support our distribution with direct mail, bill inserts, newspaper advertising, website promotions, public relations activities and sponsorship of community events. In our local service territories, we operate retail stores that allow our customers the opportunity to pay their bills directly or meet personally with our customer service and sales representatives to purchase additional services and, in some locations, customer premises equipment. Our customer service and sales representatives promote sales of services to meet the unique needs of our customers. Sales channels are being expanded to increase the visibility of our products and services in third-party retailers and on websites that are co-branded with our business partners. We expect to open 30 new retail stores in 2006, bringing the total number of stores to 60 by the end of 2006.

The number of households in our local service territories, which include portions of the Southeastern U.S. and Las Vegas, is growing faster than the national average. In fact, our local service territories cover all or part of six of the top 20 fastest growing MSAs, based on the 2000 census. These include Las Vegas (#1), Naples (#2), Raleigh-Durham (#12), Orlando (#16), Ocala (#18) and Fort Myers (#20). In an effort to maximize our growth, we are expanding our approach to consumer marketing and sales in these areas. Our broadened strategy includes new product offerings that we expect will appeal to households in which wireless phones are becoming the primary means of communication. We are also actively working with property developers to provide the right infrastructure and services to support technology needs of new home owners.

Consumer Markets’ strategy includes improving market penetration and maximizing profitable communications services revenue per household through cross-selling, up-selling, and selling a full bundle of services to meet customers’ communications needs. Consumer Markets’ strategy also includes expansion of the entertainment components of its portfolio and integrating video with wireline services to deliver competitively priced integrated product bundles for our customers.

Business Markets

Business Markets provides a broad portfolio of local, wireless, long distance and equipment products and services designed to meet the needs of business customers. Key products include high-speed data, wireless and long distance voice services as well as traditional local wireline and CPE. The group offers products and services through a variety of channels, including call centers, the Internet, retail stores, direct sales and third-party channels. Following the spin-off, we expect to sell our own branded wireline and wireless services to small business customers. We also expect to use the sales agency agreement with Sprint Nextel to sell Sprint Nextel-branded wireline and wireless services to medium and large business customers. However, wireless customer relationships that exist at the time of the spin-off will remain with Sprint Nextel after the spin-off. See “Agreements with Sprint Nextel—Commercial Service Agreements.”

Our business customer retail marketing approach focuses on end-to-end customer communications solutions from small businesses to large enterprise customers. We market our retail products and services to business customers through several channels, including direct sales forces located in each of the areas we serve, call center sales and service representatives, telemarketing programs, third party agents and local retail stores. Our direct sales force calls on prospective and existing business customers to provide a reliable and complete communications solution that best fits the needs of our customers based on our communications knowledge and the information we gain about the customers’ needs. Our network engineers design services, products and applications that help our customers operate their businesses. Our technicians survey customer premises to assess building entry, power and space requirements for communications equipment and coordinate delivery, installation and testing of equipment. We utilize many advertising and promotional programs, including direct mail, bill inserts, media advertising, newspaper advertising, website promotions, public relations activities and sponsorship of community events. In 2006, we plan to continue expanding our selling channels by growing our business presence in our retail stores, utilizing third party retailers and leveraging value added resellers.

Business Markets’ strategy includes a commitment to deliver communications solutions that meet existing and future business customer needs through bundles of services, integrated service offerings and the development of innovative products and services.

Wholesale Markets

Wholesale Markets offers a variety of network-based products and database services to local, long distance and wireless carriers. Carriers utilize these wholesale products as part of their infrastructure and support systems in providing end-user retail services. Key products for this group include switched and special access, UNEs, collocation, database, directory assistance, operator services, high-speed data and access to network signaling systems. With the growth in wireless voice and data services, wireless carriers operating within our local service territories are increasingly purchasing wholesale services to link their towers and to interconnect with our wireline networks. As of September 30, 2005, Wholesale Markets also provided public access (pay telephone) services to approximately 25,300 locations in 43 states. Further, through 22 account relationships, Wholesale Markets provides communications services to inmates at 154 state and county correctional institutions.

Our wholesale marketing approach includes direct sales calls to our carrier customers in the interexchange long distance, wireless, CLEC, and Internet Service Provider, or ISP, market segments. Wholesale revenues are derived primarily from switched access for originating and terminating long distance calls, special access to provide dedicated links between customer premises and carrier networks, and interconnection services to link networks between carriers. Approximately 80% of our wholesale revenues come from 20 carriers. Our associates work closely with these customers to develop products and services that address their specific needs and to help ensure that we continue to be the wholesale provider of choice within our local service areas. In addition, our dedicated account managers and supporting sales engineers consult with these customers on network design and application needs.

Wholesale customers have access to the majority of our products and services through our wholesale website and through tariffs that are filed with state and federal regulatory agencies. We are working to improve our wholesale website both to enhance the customer experience and to reduce calls to wholesale service centers.

Wholesale Markets’ strategy is focused on providing superior network service quality and products tailored specifically to its customers’ business needs.

Product Distribution

Product Distribution’s sales and marketing approach emphasizes providing cost competitive communications products through, what we believe to be, a world class logistics organization. We service our network service provider and reseller customer base through a direct sales organization, centralized call center operations and e-commerce activities. We support these channels with direct mail, bill inserts, trade advertising, website promotions, public relations activities and participation in key industry trade shows. Our sales and service organization helps customers design advanced supply chain solutions by providing engineering and installation services to help improve the operational efficiency of their businesses.

Product Distribution’s strategy is to achieve economies of scale in purchasing and to provide customers with a reliable infrastructure to meet a wide variety of supply chain needs through its logistics network, which is comprised of “best-in-class” information technology systems and strategically located distribution centers.

Network Architecture and Customer Support

Our network consists of host and remote central office digital switches and digital loop carriers interconnected with copper, microwave and fiber facilities. Our equipment typically operates on the most current software in generally available release. The outside plant infrastructure connecting the customer with the core network also consists of a mix of copper and fiber optic cables. As of September 30, 2005, we maintained over 330,000 miles of copper plant. Our network also includes approximately 37,000 miles of local and long-haul fiber optic cables typically powered with synchronous optical network, or SONET, terminals, which are the primary transport technology between our 318 host and 1,605 remote central offices and interconnection points with other ILECs. We have a robust SONET-based transport architecture utilizing over 3,000 survivable rings. This architecture increases reliability to both consumers and business customers. Our network also contains 12 Signaling System 7, or SS7, transfer points to provide call control and signaling. We also have approximately 900,000 access lines converted to packet switching infrastructure and we were the first ILEC to launch a conversion to packet switching. In addition, we have deployed approximately 33% of the call servers needed to support a soft switch network architecture. This packet infrastructure positions us for new services and products.

In our markets, high-speed Internet-enabled integrated access technologies are being deployed to provide significant broadband capacity to our customers. We continue to modify the network to offer high-speed Internet service to more customers; as of September 30, 2005, over 73% of our access lines were capable of providing high-speed Internet service to our customers. We continue to evaluate new high-speed Internet technologies, fixed wireless and other Internet high-speed enhancements that could expand the coverage and data speeds of our high-speed Internet offerings.

Rapid and significant changes in technology are expected in the communications industry. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes. We believe that our network architecture and management expertise will enable us to respond efficiently to these technological changes.

In addition to the equipment noted above, our integrated communications network includes asynchronous transport mode, or ATM, switches, IP routers, frame relay switches, Ethernet switches/routers and multi-service switches capable of handling voice, data and dedicated circuits. We currently own or lease all of our network facilities and have not booked any revenues from swaps of indefeasible rights to use.

We support our network with a customer support team of approximately 6,000 technicians who install network components and CPE and maintain and repair the network. Our technicians are highly skilled professionals trained to handle a wide range of communications elements. We have network operations centers to provide surveillance and remote maintenance of all communications products and services.

History and Development

Our company has over 100 years of experience in providing local communications services to our customers. Our earliest predecessor company, Brown Telephone Company, was founded in 1899 in Abilene, Kansas. Over the next six decades, the company grew dramatically through a series of acquisitions, and by 1976 the diversified company known as United Telecommunications had approximately $1 billion in revenues and 3.5 million local access lines. By the early 1990s, United Telecommunications had more than 4.0 million access lines and was providing advanced consumer products, such as caller identification and call screening, to its customers. In 1992, United Telecommunications changed its name to Sprint Corporation and began selling our products and services under the Sprint brand. In 1993, Sprint’s merger with Centel Corporation increased the number of Sprint’s access lines by 1.7 million.

In 1998, Sprint reorganized its local communications business from regional operations to a single national organization focused on three key customer sets: businesses, consumers and carriers. A year later, Sprint began offering high-speed Internet services to its customers. In 2003, Sprint’s local business became the first major communications business to begin the conversion from a circuit-switched local communications network to a simplified, next-generation packet network. In December 2004, Sprint announced plans to merge with Nextel and its intention to subsequently spin-off the local communications business into a stand-alone company, thereby creating Embarq Corporation. The merger with Nextel was completed in August 2005.

Competition

There is widespread competition among communications services providers. The traditional dividing lines between local, long distance, wireless, video and Internet services are increasingly becoming blurred. Through mergers, joint ventures and various service expansion strategies, major providers are striving to provide integrated services in many of the markets we serve. This trend is also reflected in changes in the regulatory environment that have encouraged competition and the offering of integrated services. We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services.

Competition may adversely impact our revenues and profits in several ways, including:

•	the loss of customers and market share;

•	the possibility of customers shifting to less profitable services;

•	forcing us to lower prices or increase capital or marketing expenses to remain competitive; and

•	increasing our need to incur additional costs in order to diversify by offering new products or services.

ILECs increasingly face competition from alternate communication systems constructed by facilities-based CLECs, including long distance carriers, large customers, alternative access vendors, cities and local governments, rural over-builders and other entities. Some of these systems, which have become more prevalent as a result of the Telecommunications Act of 1996, which we refer to as the Telecom Act, and recent technological developments, are capable of originating or terminating calls without use of the ILECs’ networks or switching services. Other providers, including VoIP carriers, make use of the high-speed Internet access services that we provide to our customers and may displace the local, long distance, calling features and switched access revenues that we formerly obtained from conventional forms of voice services. We anticipate that all these trends will continue and will lead to increased competition with our services.

Much of the local competition that arose after the passage of the Telecom Act took the form of resale of ILEC services or use of the ILECs’ UNEs, either as a total package of service capabilities (generally referred to as the unbundled network element platform or UNE-P), or in combination with facilities owned by the CLEC. We have traditionally been less subject to these forms of competition than larger ILECs serving more urban areas, and recent regulatory decisions have relieved ILECs of the obligation to make UNE-P available to competitors (see “—Legislative and Regulatory Developments” below). We intend to actively monitor these developments, to observe the effect of emerging competitive trends in larger markets and to develop appropriate competitive responses. Going forward, we do not believe these forms of competition will be an increasing threat to us.

We also face increasing competition from cable operators providing high-speed Internet services, which can be used as a platform to support voice services utilizing VoIP technology. For example, in 2003, only approximately 2% of households in our local service territories had cable telephony capability using VoIP technology. At September 30, 2005, this percentage was approximately 30%, and it is expected to reach approximately 88% by the end of 2006. As voice services using VoIP technology become more robust and widely available and as the performance and quality of these services are more widely accepted by customers, cable competitors are expected to become more formidable.

Furthermore, wireless communications services increasingly constitute a significant source of competition for local communications services, especially as wireless carriers expand and improve their network coverage and continue to lower their prices. As a result, some customers have chosen to completely forego use of traditional wireline phone service and instead rely solely on wireless services. Our access line losses are escalating as an increasing number of households become wireless only. We anticipate that the trend toward using wireless services will continue, particularly if wireless service rates continue to decline and the quality of wireless services improves. Technological developments in cellular telephone, personal communications services, digital microwave, satellite, broadband radio services, broadband over powerline, local multipoint distribution services, meshed WiFi and other wired and wireless technologies permit the further development of alternatives to traditional wireline services. Changes in technology generally result in new entrants into the communications services marketplace. See “Risk Factors—Risk Factors Relating to Our Business—We cannot assure you that our core business will grow or that our product diversification efforts will be successful.”

Many of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources greater than ours. In addition, some of our competitors can conduct operations or raise capital at a lower cost than we can and are subject to less regulation, taxes or fees. Consequently, some competitors may be able to charge lower prices for their products and services, develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, and devote greater resources to the marketing and sale of their products and services than we can.

Despite the various challenges facing our business, our numerous strengths, such as our established customer relationships, existing network architecture, extensive product and service expertise and wide array of bundled offerings, are helping us in our efforts to reduce access line losses and grow our customer base. We intend to continue challenging the competition with:

•	innovative bundled offerings that not only respond to but anticipate our customers’ changing needs;

•	new product offerings, such as continued roll-out of high-speed Internet access;

•	effective customer care and simplified billing; and

•	attractive and simplified pricing.

Legislative and Regulatory Developments

The communications industry has been and remains the subject of legislative and regulatory oversight at both the federal and state levels. The Telecom Act was the first comprehensive update of the Communications Act of 1934. Among other things, the Telecom Act provided a framework for local competition, but required the adoption of implementing rules by the FCC and the states. These rules have been the subject of numerous court appeals, as well as lobbying efforts before Congress. In virtually every session of Congress since the adoption of the Telecom Act, legislation has been proposed to amend it, and there is growing interest in Congress in undertaking another update of the Communications Act of 1934. In addition, members of Congress use Congressional hearings and letters to emphasize points to regulators. Congressional participation in the development of regulatory policy and enforcement makes the regulatory process less predictable and potentially adverse to our interests. Various state legislatures also engage in regulatory policy matters that affect our business.

As an ILEC we are subject to pervasive regulation by both state and federal regulatory bodies. While the amount of regulation is diminishing, we remain subject to more regulation over communications services than many of our competitors and competition is increasing at a faster rate than regulation is decreasing. The following summary of the regulatory environment in which our business operates does not describe all present and proposed federal, state and local legislation and regulations affecting the communications industry. Some legislation and regulations are currently the subject of judicial proceedings, legislative hearings and administrative proceedings that could change the manner in which our industry operates. We cannot predict the outcome of any of these matters or their potential impact on our business. Regulation in the communications industry is subject to rapid change and any change may have an adverse effect on us in the future. The following discussion describes some of the major communications-related regulations that affect us, but numerous other substantive areas of regulation not discussed here may also influence our business.

State Communications Regulation

The major areas of ILEC regulation and the environment of regulatory change we face at the state level include:

Carrier of last resort. As an ILEC, in our local service territories we have an ongoing requirement to provide service to all those who request service and are willing to pay tariff rates. In a competitive environment this constitutes a competitive disadvantage because the competitors can choose not to provide service to customers who are credit risks or whom it would be uneconomic to serve. Relaxation of this requirement is provided in some of our states where we are relieved of providing service to developments served by a CLEC or cable operator. Additionally, relative to customers who are especially expensive to serve, we are seeking authority to deploy service using alternative, less costly technologies, such as fixed wireless. In addition, our costs are partially offset by payments from the universal service programs. See “—Universal Service Programs.”

Rate regulation. Traditionally, ILEC local service prices and company earnings were regulated based on the rate of return. We are subject to this method of regulation in four of the states in which we operate: Washington, Oregon, New Jersey and Wyoming. In the remaining states, we have entered into alternative regulation, or “price cap” plans, that typically limits our ability to increase rates for local services by a predetermined formula, but relieves us from the requirement to meet certain earnings tests. Additionally, in most of the states in which we operate, we have growing flexibility to set prices for non-basic services, such as caller identification, and the price for bundled services that include basic local service. In nine of the states in which we operate, we are able to price bundles of services on an exchange-specific basis, instead of state-wide pricing, in response to competition.

Service quality regulation. Most of the states in which we operate impose exacting service requirements, which dictate the achievement of certain standards, including call center answer time and intervals for new service installation and service restoration when there are outages. We are making some progress in gaining relief from costly, inflexible, traditional standards, but many commissions have been slow to permit ILECs to adopt self-enforced, market-driven service standards despite the acceleration of competition.

Federal Communications Regulation

At the federal level, as an ILEC, we are subject to the FCC’s most extensive communications regulation. Federal regulation not only covers rates and service terms, but also the terms on which ILECs provide connections and network elements to potential competitors—the CLECs. Long distance providers are subject to less regulation, but still must comply with various statutory requirements and regulations. Commercial mobile radio service, or CMRS, providers are not regulated from a retail pricing standpoint, but are subject to various licensing and technical requirements imposed by the FCC, including provisions related to the acquisition, assignment or transfer of radio licenses, and mandates, such as enhanced 911, or E-911, and wireless local number portability.

Competitive Local Service

The Telecom Act was designed to promote competition in all aspects of communications. It eliminated legal and regulatory barriers to entry into local and long distance communications markets. It also required ILECs to allow local resale at wholesale rates, negotiate interconnection agreements, provide nondiscriminatory access to UNEs and allow collocation of interconnection equipment by competitors. The rules implementing the Telecom Act remain subject to legal challenges.

On February 5, 2005, the FCC issued an order, which became effective on March 11, 2005, revising rules on UNEs in response to a March 2004 decision of the D.C. Circuit Court of Appeals vacating significant portions of the FCC’s earlier UNE rules. The order terminates the ILECs’ obligation to offer unbundled local switching and UNE-P after a one-year transition period, during which there will be some increases in the rates ILECs are permitted to charge for UNE-P, and restricts, to some extent, the availability of high-capacity loop and transport UNEs. The four largest local communications companies and an ILEC trade association have challenged this order as not fully complying with the March 2004 court decision, while CLECs have filed appeals claiming that the order improperly restricts the availability of UNEs. We benefit from the UNE-P ruling, although our competitors have not made extensive use of UNE-P in our service territories. The new restrictions on the availability of high-capacity loop and transport facilities as UNEs will not have a material effect on our competition. A court reversal of the FCC order could affect our future UNE obligations.

Separately, the FCC is considering whether it should establish performance measures for ILEC provision of UNEs and special access services and whether to revise the methodology the states must use to establish prices for UNEs.

Universal Service Programs

The FCC and many states have established “universal service” programs to ensure affordable, quality local communications services for all U.S. residents. Our 2004 combined federal and state universal service fund receipts were $206.7 million, which represents approximately 3.4% of our $6.1 billion in revenues in 2004. Of this amount, $133 million came from federal support and $73.4 million came from state support. This combined amount is expected to decline going forward due to anticipated lower federal receipts. We expect that our combined federal and state universal service fund receipts will be approximately $200 million for 2005 and slightly less for 2006.

The federal universal service programs provide funding for services provided in high-cost areas, for reduced-rate services to low-income consumers, and for discounted communications and Internet services for schools, libraries and rural health care facilities. These programs are funded largely from assessments on communications carriers, who must make contributions that are based on an FCC-prescribed percentage (currently 10.2% of revenues from interstate and international revenues from communications services). These contributions are generally recovered from customers through surcharges. This contribution mechanism subjects us to competitive disadvantages in at least two respects. First, companies that offer competing services that they characterize as “information,” rather than “telecommunications,” services, including some providers of VoIP services, do not contribute to federal universal service funding and, therefore, are able to charge their customers less for the competing services. Second, the FCC has classified the cable modem broadband Internet access service offered by cable companies (in competition with our high-speed Internet access service) as an information service which is not subject to universal service fund contributions, while requiring ILECs to make universal service contributions on a portion of their high-speed Internet access revenues. A recent FCC order, discussed under “—High-speed Internet Access Services” below, will put high-speed Internet access service on an equal footing with cable modem service after a transition period. The FCC is considering whether to replace this revenue-based assessment in whole or in part with an assessment based on telephone numbers or connections to the public network. An assessment mechanism based on numbers or network connections could increase our contributions to federal universal service funds, but at the same time could eliminate the competitive disadvantages we face under the current system.

Of the federal universal service programs’ funding, we receive $33.4 million annually from federal universal service funds to support our service to high-cost areas. The industry-wide level of high-cost support has increased in recent years, and the FCC has proceedings underway to reexamine the level of, and distribution of, high-cost support. FCC decisions in those proceedings could affect the amount of high-cost support we receive in the future.

The current state universal service fund receipts, which totaled $73.4 million in 2004, flowed from programs in seven states: Kansas, Nebraska, Oregon, Pennsylvania, South Carolina, Texas and Wyoming. Of these states, only Texas is undergoing a review of its universal service fund program, with a report and recommendation by the Texas Public Utilities Commission due to the legislature in the fourth quarter of 2006.

Intercarrier Compensation and Access Charges

Intercarrier compensation includes interstate and intrastate switched access charges that we and other ILECs are entitled to receive from long distance carriers for their origination and termination of long distance calls, and reciprocal compensation that interconnected local carriers pay to each other for terminating interconnected local and wireless calls. In addition, we and other ILECs receive special access charges for providing dedicated facilities to other carriers and businesses. On average, intrastate switched access charges, which are currently regulated by state PUCs, are substantially higher than interstate switched access charges, which are regulated by the FCC, and in turn interstate switched access charges are substantially higher than reciprocal compensation.

In 2001, the FCC launched a proceeding to determine whether access charges, as well as reciprocal compensation for local interconnected calls, should be replaced either by a “bill-and-keep” system (under which intercarrier compensation would be eliminated and all carriers would recover their costs solely from end-user customers) or by a unified intercarrier compensation system in which the same rates would apply to all forms of intercarrier compensation, i.e., interstate and intrastate switched access and reciprocal compensation. This proceeding remains pending with the FCC and it is difficult to predict the changes that might result or their timing and impact. In the meantime, the existing disparities in the rates for different forms of intercarrier compensation, and regulatory uncertainties as to which forms of intercarrier compensation VoIP is subject (see “—VoIP” below), have led to attempts by other carriers to mislabel the nature of the calls they are sending to us for termination, with a resulting diminution in our switched access revenues.

In January 2005, the FCC initiated a proceeding to examine the appropriate regulatory framework for the rates charged for special access services. The FCC is considering reforms to modify or eliminate pricing flexibility policies, and additional reforms to the price cap rules affecting special access pricing. The outcome of the FCC’s proceeding is uncertain, but it could result in significant changes to the way in which we receive compensation from other carriers and our end users for special access services. At this time, we cannot estimate whether the FCC will reform the current special access rules or, if so, whether and to what extent any changes will affect our special access revenues.

The higher, above cost, intrastate access rates have been reduced in recent years pursuant to state regulatory commission-initiated “rate rebalancing” programs that lowered access rates while simultaneously increasing basic local rates to offset the displaced access revenues. Efforts to reduce intrastate access rates have been most significant in recent years in Florida, Missouri and Pennsylvania. Further efforts to reduce state access rates or rate rebalancing could take place as part of the intercarrier compensation system reform, impacting both state and federal rates, referenced above. However, competitive market forces may limit sustainable, significant basic local rate increases. Accordingly, there may be limited opportunity to fully “rebalance” a future intrastate access rate reduction, which targets interstate access rate levels or costs, with increases to basic local rates.

VoIP

With the growing use of VoIP, the FCC is considering the regulatory status of various forms of VoIP. The outcome of these proceedings will determine whether and how retail VoIP offerings should be regulated, as well as whether VoIP providers should pay access charges and should contribute to the federal universal service fund. In February 2004, the FCC issued an order finding that one form of VoIP, involving a specific form of computer-to-computer services for which no charge is assessed and conventional numbers are not used, is an unregulated “information service,” rather than a communications service, and preempting any attempts by state regulatory authorities to regulate this service. In April 2004, the FCC ruled that long distance offerings in which calls begin and end on the ordinary public switched telephone network, but are transmitted in part through the use of IP, are “telecommunications services,” thereby rendering the services subject to all the regulatory obligations of ordinary long-distance services, including payment of access charges and contributions to universal service funds. In November 2004, the FCC preempted states from exercising entry and related economic regulation of certain other forms of VoIP that originate through the use of broadband connections and specialized customer premises equipment. An appeal of this ruling is pending in the courts.

A June 2005 FCC order, which is also the subject of a pending appeal in the courts, directed providers of certain VoIP services to offer E-911 emergency calling capabilities to their subscribers. A September 2005 FCC order ruled that the Communications Assistance for Law Enforcement Act, or CALEA, applies to certain VoIP providers and to facilities-based high-speed Internet access service providers and set an 18-month deadline for compliance, but left the technical details of compliance to a future order. This order, too, is the subject of a pending appeal in the courts. CALEA was enacted in 1994 to preserve electronic surveillance capabilities authorized by federal and state law in light of emerging technologies that might be more difficult for law enforcement officials to monitor.

Other issues regarding VoIP, such as whether various forms of VoIP are “information services” or “telecommunications services,” or what regulatory obligations, such as intercarrier compensation and universal service contributions and taxes, should apply to the providers of these services, remain pending in a rulemaking proceeding the FCC initiated in March 2004.

High-speed Internet Access Services

Following a June 2005 U.S. Supreme Court decision affirming the FCC’s classification of cable modem Internet access service as an “information service” and declining to impose mandatory common carrier regulation on cable providers, the FCC issued an order in September 2005 declaring the high-speed Internet access services that we and other ILECs provide to be “information services.” This order will relieve ILECs, after a one-year transition period, of the obligation to provide the underlying broadband transmission to other Internet service providers, and will relieve ILECs, after a 270-day transition period that may be subject to further change, of the obligation to make federal universal service contributions on revenues from high-speed Internet access services. Upon completion of these transition periods, the ILECs’ high-speed Internet access services will be on an equal regulatory footing with cable modem Internet access services. The September 2005 FCC order also sought comment on whether all high-speed Internet access services, regardless of the technology used, should be subject to various FCC consumer protection regulations. That proceeding remains pending. In addition, as noted above, a separate FCC order, issued in September 2005 and subject to pending court appeals, ruled that facilities-based high-speed Internet access service providers are subject to CALEA and set an 18-month deadline for compliance, but left the technical details of compliance to a future order.

Video Services

Under current law, our ability to provide video services in competition with cable providers is subject to state and local laws that may require us to obtain franchise authority. Generally, these franchises have been awarded by local authorities and may subject cable operators to fees, build-out requirements and other conditions. Texas recently enacted legislation that allows ILECs to obtain cable franchises on a state-wide basis. Absent further changes in federal or state law, the time required to obtain franchises and the conditions attached to those franchises could materially impede our ability to offer competitive video services. Recently there have been some proposals that would reduce franchise requirements on a nationwide basis. We will continue to monitor, but cannot predict the outcome of, these proposals.

Our current video offerings through our sales agency relationship are not subject to the same laws and, therefore, we are not required to obtain franchise authority for these offerings.

Environmental Compliance

Sprint Nextel has identified seven sites, not currently owned or operated by either Sprint Nextel or us, that formerly contained manufactured gas plants that may have been owned or operated by entities acquired by our subsidiary, Centel Corporation, before Sprint acquired Centel. We and the current land owner of the site in Columbus, Nebraska are working with the Environmental Protection Agency, or EPA, pursuant to an administrative consent order. Amounts expended pursuant to the order are not expected to be material. We are negotiating with the EPA as to whether cleanup is required at two additional sites. In addition, Centel has entered into agreements with another potentially responsible party to share costs in connection with four of the sites, including two of those where the EPA is involved. We are working to assess the scope and nature of these sites and our potential responsibility. Other environmental compliance and remediation expenditures mainly result from the operation of standby power generators for our communications equipment. The expenditures arise in connection with standards compliance, permits or occasional remediation, which are usually related to generators, batteries or fuel storage. Although we cannot assess with certainty the impact of any future compliance and remediation obligations, we do not believe that future environmental compliance and remediation expenditures will have a material adverse effect on our financial condition or results of operations. For more information on our environmental obligations, see Notes 4 and 11 of the Notes to Combined Financial Statements.

Patents, Trademarks and Licenses

Following the spin-off, we will own several patents, patent applications, service marks and trademarks in the U.S. and other countries. We will have a program to file applications for trademarks, service marks and patents where we believe this protection is appropriate. We have filed to register our “EMBARQ” trademark. Our services often use the intellectual property of others such as using licensed software. We will also license copyrights, patents and trademarks of others, including Sprint Nextel. In total, these licenses and our copyrights, patents, trademarks and service marks will be of material importance to our business. Generally, we expect that our trademarks, trademark licenses and service marks will have no limitation on duration.

On or before the distribution date, we will enter into a trademark license agreement with Sprint Nextel that will give us the right to use the “Sprint” brand name and logo in a limited capacity in conjunction with the transition to our new brand for up to 18 months following the distribution date. See “Agreements with Sprint Nextel—Trademark Agreement.”

Sprint Nextel occasionally licenses its intellectual property to others and has granted licenses to others to use its registered trademark “Sprint” in certain situations, including to R.H. Donnelley in connection with the provision of telephone directories in our local service territories. The agreement with R.H. Donnelley provides that we must replace the “Sprint” trademark with our own trademark.

We have received claims in the past, and may in the future receive claims, that we infringe on the intellectual property of others. These claims can be time-consuming and costly to defend and divert management resources. If these claims are successful, we could be forced to pay significant damages or stop selling certain products or services. We also could enter into licenses with unfavorable terms, including royalty payments, which could adversely affect our business.

Backlog

Order backlog is not a significant consideration in our business.

Employees

At December 31, 2005, we had approximately 14,500 active employees. Approximately 7,100 employees were represented by two international unions. We expect to have approximately 20,000 employees at the time of the spin-off. This expected increase is primarily the result of the transfer of Sprint Nextel employees, who perform corporate headquarters functions, to our company, as well as limited external hiring. We believe that our employee relations are good.

Properties

We have property in each of the 18 states where we provide local communications services. Our property mainly consists of land, buildings, metallic cable and wire facilities, fiber-optic cable facilities, switching equipment and other electronics. We have been granted easements, rights-of-way and rights-of-occupancy, mainly by municipalities and private landowners. Most cable facilities are buried, but some metallic and fiber cable is above-ground on telephone poles. In addition to owning our own poles, we also contract with other utilities, including many electric companies, to connect cable and wire to their owned poles. Our gross property, plant and equipment at September 30, 2005 totaled $19.7 billion.

Our corporate headquarters are located in the Kansas City metropolitan area. Following the spin-off, we will own our 314,000 square foot executive office building and lease our 472,000 square foot Product Distribution operational center and approximately 250,000 square feet of additional office space in the Kansas City area. We will also sublease approximately 378,000 square feet of additional space from Sprint Nextel on its Overland Park, Kansas campus. The lease on our Product Distribution center can be renewed for 10 year terms through 2050. The term on the space subleased from Sprint Nextel is for two years beginning on the distribution date. We believe that our existing owned and occupied facilities are in good working condition and are suitable for their intended purposes.

Seasonality

Overall, our business is not significantly impacted by seasonality. However, in our Florida markets, we typically experience increased demand for new service orders in January and a decline in access lines at the end of the spring due to the seasonal population trends in the state. Additionally, weather related problems have resulted in increased costs to repair our network and respond to service calls in some of our service areas. The amount and timing of the costs are subject to the weather patterns of any given year, but have generally been highest during the third quarter and have been related to damage from severe storms, including wind damage and flooding, hurricanes and tornadoes in our local service territories in Florida, North Carolina, South Carolina and Texas.

Legal Proceedings

From time to time, we are involved in legal, regulatory and arbitration proceedings. While it is not possible to determine the ultimate disposition of these various proceedings and whether they will be resolved in our favor, we do not believe that the outcome of these proceedings, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

Available Information

Our Internet address is www.embarq.com. Please note that information contained on our website is not incorporated by reference into this prospectus or the registration statement of which this prospectus is a part. We will make available free of charge most of our future SEC filings through our Internet website as soon as reasonably practicable after we electronically file them with the SEC. You will be able to access our future SEC filings via a hyperlink on our website to the SEC’s website.

We will also make available on our website the charters of our Audit Committee, our Compensation Committee, and our Nominating and Corporate Governance Committee, as well as the corporate governance guidelines adopted by our board of directors and our Code of Business Conduct for employees and directors. We will also provide these documents, without charge, at the written request of any stockholder of record. Requests for copies should be mailed to the name and address listed under “Where You Can Find More Information.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information as of December 31, 2005, regarding individuals who are expected to serve as our directors and executive officers following the spin-off, including their anticipated positions with our company following the spin-off.

All persons expected to serve as our executive officers currently are officers and employees of Sprint Nextel or its subsidiaries. After the spin-off, none of these individuals will be directors, officers or employees of Sprint Nextel or its subsidiaries. The Sprint Nextel Nominating and Corporate Governance Committee, with the assistance of an external director search firm and in consultation with the Sprint Nextel Chairman, the Sprint Nextel Chief Executive Officer and President, and Mr. Hesse, who will be our President and Chief Executive Officer, will select our director nominees, except Mrs. Shern who was designated by Nextel before the completion of the Sprint Nextel merger. Upon the authorization of the Sprint Nextel board, the nominees will be presented to our sole stockholder, Sprint Nextel, for election effective as of the distribution date. Our directors will serve for one year terms, as described in more detail under “—Board Structure” below.

Name	Age	Position(s)
Daniel R. Hesse	52	Chairman of the Board, President and Chief Executive Officer
Peter C. Brown	47	Director
William A. Owens	65	Director
Dinesh C. Paliwal	48	Director
Stephanie M. Shern	58	Director
Gene M. Betts	53	Chief Financial Officer
William R. Blessing	50	Senior Vice President—Corporate Strategy & Development
Harrison S. Campbell	44	President—Consumer Markets
William E. Cheek	50	President—Wholesale Markets
Melanie K. Coleman	41	Controller
Michael B. Fuller	61	Chief Operating Officer
Thomas A. Gerke	49	General Counsel—Law and External Affairs
Thomas J. McEvoy	47	President—Business Markets
Leslie H. Meredith	50	Treasurer
Sandra J. Price	47	Senior Vice President—Human Resources, Communications and Brand Management

Mr. Hesse will be our President and Chief Executive Officer and has been designated as one of our director nominees. He is expected to be elected by our board of directors as our Chairman of the Board. He has served as Chief Executive Officer of Sprint Nextel’s local telecommunications division since June 2005. From March 2000 to June 2004, he served as Chairman, President and Chief Executive Officer of Terabeam Corp., a Seattle-based communications company specializing in leading-edge wireless communications technologies. From 1997 until 2000, he served as President and Chief Executive Officer of AT&T Wireless Services. Mr. Hesse also serves as a director of Nokia Corporation and VF Corporation.

Mr. Brown has been designated as one of our director nominees and has agreed to serve on our board of directors. Mr. Brown is Chairman of the Board, Chief Executive Officer and President of AMC Entertainment Inc., a theatrical exhibition company. He has served as Chairman and Chief Executive Officer since July 1999 and as President since January 1997. He began his career with AMC in 1990 and became Senior Vice President and Chief Financial Officer in 1991. He served as Co-Chairman of the Board from May 1998 through July 1999 and as Executive Vice President from August 1994 to January 1997. Mr. Brown is a Director of Midway Games, Inc., as well as National CineMedia, L.L.C. and MovieTickets.com, Inc.

Mr. Owens has been designated as one of our director nominees and has agreed to serve on our board of directors. Mr. Owens served as Vice Chairman, President and Chief Executive Officer of Nortel Networks

Corporation from 2004 to 2005, and as Chairman and Chief Executive Officer of Teledesic LLC from 1998 to 2003. He was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation from 1996 to 1998. He also served in the U.S. military from 1962 until 1996 holding various key leadership positions, including Vice Chairman of the Joint Chiefs of Staff. Mr. Owens is a Director of DaimlerChrysler AG and Polycom, Inc.

Mr. Paliwal has been designated as one of our director nominees and has agreed to serve on our board of directors. Mr. Paliwal is Chairman and Chief Executive Officer of ABB Inc., a power and automation technology company. Mr. Paliwal assumed this role in January 2004, and he also serves as President, Global Markets & Technology, ABB Ltd., a role he assumed in January 2006. He is also a member of the ABB Group Executive Committee, ABB Ltd., which he joined in January 2001. From October 2002 to December 2005, Mr. Paliwal was President, ABB Automation Technology Worldwide. From January 2001 to October 2002, Mr. Paliwal served as President, ABB Process Industries. Mr. Paliwal has been with ABB for over 20 years in various key management positions across several countries, including the U.S., Singapore, Australia, China and Switzerland. Mr. Paliwal sits on the boards of the US-China Business Council and the US-India Business Council and is a member of the Business Roundtable.

Mrs. Shern has been designated as one of our director nominees and has agreed to serve on our board of directors. From 2001 to February 2002, Mrs. Shern served as Senior Vice President of Kurt Salmon Associates, a retail consulting and business advisory firm. From 1969 to 2001, Mrs. Shern held various positions with Ernst & Young, LLP, including Vice Chairman and Global Director of Retail and Consumer Products. Mrs. Shern also serves as a director of Sprint Nextel, GameStop Corp., Royal Ahold NV and The Scotts Miracle Gro Company. Mrs. Shern is expected to resign from the board of Sprint Nextel effective as of the distribution date.

Mr. Betts is expected to be our Chief Financial Officer. He currently serves as Senior Vice President—Finance at Sprint Nextel’s local telecommunications division, a position he has held since August 2005. He served as Senior Vice President—Finance and Treasurer of Sprint from 1998 until August 2005.

Mr. Blessing is expected to be our Senior Vice President—Corporate Strategy and Development. He has served in this role at Sprint Nextel’s local telecommunications division since August 2005. He served as Senior Vice President—Strategic Planning and Corporate Development of Sprint from August 2003 until August 2005. He served as Vice President—Strategic Planning and Business Development—Sprint PCS for the Sprint PCS (Wireless) division of Sprint from November 1998 until August 2003.

Mr. Campbell is expected to be our President—Consumer Markets. He has served in this role at Sprint Nextel’s local telecommunications division since August 2005. He served as President—Emerging & Mid-Markets of the Sprint Business Solutions division of Sprint from October 2003 until August 2005. He served as President of the Mass Markets Organization of Sprint from May 2002 to October 2003. Before that, he had served as Vice President—Sales and Marketing of the Mass Markets Organization of Sprint since April 2001. In 2000 and 2001, he served as Vice President of Marketing, then President and Chief Executive Officer of uclick.com, a developer, packager and distributor of branded comics and word games on the Internet.

Mr. Cheek is expected to be our President—Wholesale Markets. He has served in this role at Sprint Nextel’s local telecommunications division since August 2005. He served as Assistant Vice President—Strategic Sales and Account Management in Sprint Business Solutions from January 2004 until July 2005. From January 2002 until December 2003, he served as President—Wholesale Markets in the Business and Wholesale Markets Group of Sprint’s local telecommunications division. Mr. Cheek served as Vice President—Sales and Account Management for the Carrier Markets Group of Sprint’s local telecommunications division from January 1998 until December 2001.

Ms. Coleman is expected to be our Controller. She has served as Vice President—Finance of Sprint Nextel’s local telecommunications division since August 2005. She served as Vice President and Corporate Controller at H&R Block from October 2002 until August 2005. Before joining H&R Block, she served as Assistant Vice President and Assistant Controller at Sprint from December 2000 until October 2002.

Mr. Fuller is expected to be our Chief Operating Officer. He has served as President of Sprint’s local telecommunications division since 1996.

Mr. Gerke is expected to be our General Counsel—Law and External Affairs. He has served in this role at Sprint Nextel’s local telecommunications division since August 2005. He served as Executive Vice President—General Counsel and External Affairs of Sprint from May 2003 until August 2005. Before that, he served as Vice President—Global Markets Group—Business Development of Sprint since June 2002. From September 2000 to June 2002, he served as Vice President—Corporate Secretary and Associate General Counsel of Sprint. Previously, he served as Vice President—Law, General Business and Technology of Sprint and as Assistant Vice President—Law, Mergers, and Acquisitions.

Mr. McEvoy is expected to be our President—Business Markets. He has served in this role at Sprint Nextel’s local telecommunications division since August 2005. Previously, he served as President of Sprint Business Solutions—Enterprise Markets of Sprint from April 2004 until August 2005. He served as President—LTD Consumer Markets of Sprint from July 2000 to April 2004. Before that, he held many positions within Sprint’s local telecommunications division since 1980.

Mr. Meredith is expected to be our Treasurer. He has served in this role at Sprint Nextel’s local telecommunications division since August 2005. He served as Vice President—Mergers and Acquisitions of Sprint from March 1997 to August 2005. During that time, Mr. Meredith was also responsible for Risk Management and Environmental Health and Safety for Sprint.

Ms. Price is expected to be our Senior Vice President—Human Resources, Communications and Brand Management. She has served as Vice President—Human Resources since January 2004. From June 2003 to December 2003, she served as Vice President PCS and Network Services Human Resources Operations of Sprint. From September 1998 until May 2003, she served as Vice President—Human Resources Development of Sprint University of Excellence.

There are no known family relationships between any of the persons named above or between any of these persons and any expected outside directors of our company. Officers will be elected annually.

Board Structure

Our bylaws are expected to provide that our board of directors will have a minimum of six members and a maximum of 14 members and that the number of members will be fixed by a majority vote of the board of directors. Our certificate of incorporation and our bylaws are expected to provide that our board of directors will consist of one class, with our directors being elected each year at our annual meeting of stockholders. Our directors may be removed with or without cause by a majority vote of stockholders. Any vacancies in our board of directors caused by removal of a director may be filled at a meeting of stockholders. Any vacancies in our board of directors caused by death, resignation, removal of a director (that are not filled at a stockholder meeting) or otherwise, or by an increase in the number of directors, will be filled by a majority of the directors then in office. Most of our directors are expected to be independent, non-employee directors who meet the criteria for independence required by the New York Stock Exchange. Except for Mr. Hesse, none of our initial board members will have been or will be an employee of our company. We expect that membership on the Audit Committee, Compensation Committee and Nominating and Governance Committee will be limited to independent, non-employee directors. We will keep our board members informed about our business through discussions with management, materials we provide to them, visits to our offices and their participation in board and board committee meetings.

Our board of directors is expected to adopt Corporate Governance Guidelines that, along with the charters of our board committees and our Code of Conduct for employees and directors, will provide the framework for the governance of our company. The guidelines will require our directors to designate annually at least one individual to act as Lead Independent Director. The Lead Independent Director will act as the principal liaison between the independent directors and our Chairman and Chief Executive Officer. Our board of directors will determine the Lead Independent Director’s duties, which are expected to include the following:

•	provide direction to the Chairman and Chief Executive Officer regarding an appropriate schedule for board meetings, seeking to ensure that the non-employee directors can perform their duties responsibly while not interfering with the flow of the company’s operations;

•	provide direction to the Chairman and Chief Executive Officer on agendas for the board meetings, with the understanding that agenda items requested on behalf of the non-employee directors will be included on the agenda;

•	provide direction to the Chairman and Chief Executive Officer on the quality, quantity, and timeliness of the flow of information from management that is necessary for the non-employee directors to perform their duties effectively and responsibly, with the understanding that the non-employee directors will receive any information requested on their behalf by the Lead Independent Director;

•	coordinate, develop the agenda for, chair and moderate meetings of the non-employee directors;

•	act as principal liaison between the non-employee directors and the Chairman and Chief Executive Officer on sensitive issues and, when necessary, ensure the full discussion of those issues at board meetings;

•	provide input to the Compensation Committee regarding the Chairman and Chief Executive Officer’s performance and meet, along with the chair of the Compensation Committee, with the Chairman and Chief Executive Officer to discuss the board’s evaluation;

•	assist the Nominating and Corporate Governance Committee, the board and the company’s officers in assuring compliance with and implementation of these guidelines, and provide input to the Nominating and Corporate Governance Committee on revisions to these guidelines; and

•	provide input to the Nominating and Corporate Governance Committee regarding the appointment of chairs and members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Committees

Audit Committee

We expect that all members of our Audit Committee will be independent directors as required by the listing standards of the New York Stock Exchange, the Securities Exchange Act of 1934, which we refer to as the Exchange Act, and our future Corporate Governance Guidelines. We expect that our board will determine that at least one director meets the requirements for being an “audit committee financial expert” as defined by regulations of the SEC.

Our Audit Committee will assist our board of directors in its oversight of our financial reporting process. Our management will have primary responsibility for the financial statements and the reporting process, including systems of internal controls over financial reporting. Our independent auditors will be responsible for auditing our financial statements and expressing an opinion as to their conformity to accounting principles generally accepted in the U.S.

In the performance of its oversight function, our Audit Committee will review and discuss with management and the independent auditors our audited financial statements. Our Audit Committee will also discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 and Auditing Standard No. 2 relating to communications with audit committees. In addition, our Audit Committee will receive from the independent auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 relating to independence discussions with audit committees. Our Audit Committee also will discuss with the independent auditors their independence from our company and our management, and will consider whether the independent auditor’s provision of non-audit services to our company is compatible with maintaining the auditor’s independence.

Our Audit Committee will discuss with our internal and independent auditors the overall scope and plans for their respective audits. Our Audit Committee will meet with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting. In addition, our Audit Committee will meet with our Chief Executive Officer and Chief Financial Officer to discuss the processes that they have undertaken to evaluate the accuracy and fair presentation of our financial statements and the effectiveness of our system of disclosure controls and procedures.

Compensation Committee

Our Compensation Committee will have oversight responsibility for the compensation and benefits programs for our executive officers and other employees. We expect that all members of our Compensation Committee will be independent directors as required by (1) the listing standards of the New York Stock Exchange, (2) relevant federal securities laws and regulations, (3) Section 162(m) of the Code, and (4) our future Corporate Governance Guidelines.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will consider and recommend candidates for election to our board of directors and advise our board on corporate governance matters. We expect that all members of our Nominating and Corporate Governance Committee will be independent directors as required by the listing standards of the New York Stock Exchange and our future Corporate Governance Guidelines.

Director Nomination Process. Our Nominating and Corporate Governance Committee will consider and recommend candidates for election to our board. Each member of the Committee will participate in the review and discussion of director candidates. In addition, members of our board of directors who are not on the Committee may meet with and evaluate the suitability of candidates. In making its selections of candidates to recommend for election, the Committee will seek persons who have achieved prominence in their field and who possess significant experience in areas of importance to our company. The minimum qualifications that our Nominating and Corporate Governance Committee will require in any nominated candidate will include integrity, independence, forthrightness, analytical skills and the willingness to devote appropriate time and attention to our affairs. Candidates would also need to demonstrate a willingness to work as part of a team in an atmosphere of trust and a commitment to represent the interests of all our stockholders rather than those of a specific constituency. Successful candidates will also need to demonstrate significant experience in areas of importance to our company, such as general management, finance, marketing, technology or regulated activities.

Compensation of Directors

We expect to establish a director compensation program comparable to that of companies of similar size and complexity. It is expected that a committee of our board of directors will recommend director compensation levels to the full board, which will set the compensation based on those recommendations.

Our director compensation program is expected to include:

•	an initial, at-hire equity grant; and

•	cash compensation, including retainers for committee chairs and the Lead Independent Director.

It is expected that a committee of our board of directors will review and report to the board on the director compensation program on a regular basis, and may retain an outside advisor to assist in its review and report on the program.

Security Ownership of Directors and Executive Officers

Sprint Nextel currently owns all of our outstanding shares of common stock. Following the distribution, Sprint Nextel will not beneficially own any shares of our common stock. None of our director nominees or the persons expected to become our executive officers currently owns any shares of our common stock, but those who own shares of Sprint Nextel common stock will be treated as other holders and, accordingly, will receive shares of our common stock in the distribution.

The following table sets forth the Sprint Nextel common stock and options to purchase Sprint Nextel common stock held by director nominees and the persons expected to become our executive officers, as of December 31, 2005, and the number of shares of our common stock that will be held by our director nominees and the persons expected to become our executive officers immediately upon completion of the distribution, assuming there are no changes in each person’s holdings of Sprint Nextel common stock since December 31, 2005 and based on our estimates as of December 31, 2005 using an expected distribution ratio of              shares of our common stock for every              shares of Sprint Nextel common stock, with no fractional shares:

Name	Shares of Sprint Nextel Common Stock Owned (1)	Right to Acquire Shares of Sprint Nextel Common Stock (2)	% of Class	Shares of Embarq Common Stock (3)
Daniel R. Hesse	0	0
Peter C. Brown	0	0
William A. Owens	0	0
Dinesh C. Paliwal	0	0
Stephanie M. Shern	16,902	9,750
Harrison S. Campbell	22,971	94,463
Michael B. Fuller	137,053	1,576,639
Thomas A. Gerke	54,740	288,286
Thomas J. McEvoy	34,361	328,975
All directors and executive officers ( individuals)

(1)	The individuals in the table held the following number of shares in employee benefit plan accounts as of December 31, 2005: Mr. Campbell 1,449, Mr. Fuller 48,150, Mr. Gerke 2,018 and Mr. McEvoy 4,745. The individuals in the table held the following number of shares of restricted stock as of December 31, 2005: Mrs. Shern 1,660, Mr. Campbell 6,843, Mr. Fuller 45,000, Mr. Gerke 6,247 and Mr. McEvoy 7,761. As of December 31, 2005, the following individuals held RSUs that entitled them to acquire the following number of shares within 60 days: Mr. Campbell 8,438, Mr. Fuller 24,750, Mr. Gerke 12,000, and Mr. McEvoy 6,300. The numbers shown in this column exclude shares that named individuals have the right to acquire within 60 days upon the exercise of stock options that they hold. For information regarding the treatment of equity awards in connection with the spin-off, see “—Historical Compensation of Our Executive Officers—Summary Compensation Table” below.
(2)	These are shares that the named individuals have the right to acquire within 60 days upon the exercise of stock options that they hold.
(3)	Numbers shown do not include stock options.

Corporate Governance Matters

We are committed to being a recognized leader in corporate governance and ethics and seek to demonstrate integrity in all our actions. We are also committed to maintaining strong and effective corporate governance policies and practices and a strong system of internal controls over financial reporting, and will foster transparent disclosure by providing our stockholders timely, accurate and clear information. We expect that our detailed corporate governance policies will be established by our board at its inaugural meeting after appropriate discussion.

Independence of Directors

We expect that most of our directors will be independent, non-employee directors who meet the criteria for independence required by the New York Stock Exchange. Except for Mr. Hesse, we do not expect that any of our initial board members will have been or will be an employee of our company. We expect that our board will limit membership of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee to independent, non-employee directors.

Certain Relationships and Other Transactions

Sprint Nextel engages a relocation company that, among other things, purchases the former residences of executive and professional level employees to facilitate relocations made at Sprint Nextel’s request. The relocation company then markets and sells the former residence on Sprint Nextel’s behalf. Sprint Nextel receives any gain on the sale or reimburses the relocation company for any loss. Sprint Nextel is also responsible for costs associated with the maintenance and sale of the residence, including payment of a service fee to the relocation company. As an incentive for the employee to identify a buyer, thereby reducing the risk or potential costs associated with taking a home into inventory, Sprint Nextel had a long-standing policy of paying the employee an amount equal to 2% of the sale price of the residence if the employee identified the ultimate buyer.

In mid-2005, Mr. Hesse relocated to the Kansas City area in connection with his employment by Sprint. The relocation company purchased his former residence for $2,140,000 and resold the residence for the same amount, to a buyer identified by Mr. Hesse. This value equaled or exceeded the value indicated by two appraisals of the residence. Because Mr. Hesse identified the ultimate buyer, he was paid the incentive amount equal to 2% of the sale price. See “—Employment Contracts—Employment Contract with Mr. Hesse.”

For a description of commercial arrangements that we expect to enter into with Sprint Nextel, see “Agreements with Sprint Nextel.”

Historical Compensation of Our Executive Officers

The following table contains compensation information for the person expected to become our Chief Executive Officer and four other persons who are expected to become our executive officers and who, based on employment with Sprint Nextel and its subsidiaries, were the most highly compensated for the year ended December 31, 2005. We refer to these persons collectively as our Named Officers. All of the information included in this table reflects compensation earned by the individuals for services with Sprint Nextel and its subsidiaries. All references in the following tables to stock and stock options relate to awards of stock and stock options granted by Sprint Nextel. These amounts do not necessarily reflect the compensation these persons will receive following the distribution, which could be higher or lower, because historical compensation was determined by Sprint Nextel and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Compensation Committee. All quantities of Sprint Nextel securities below are stated after giving effect to the recombination of Sprint FON common stock and Sprint PCS common stock on April 23, 2004.

Summary Compensation Table

		Annual Compensation			Long-term Compensation Awards
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(1)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)(2)	Securities Underlying Options(#)(3)	All Other Compensation ($)(4)
Daniel R. Hesse (5) Chief Executive Officer—Local Telecommunications Division	2005	496,552	[TBD]	21,417	3,776,112	408,000	164,538

Harrison S. Campbell President—Consumer Markets—Local Telecommunications Division	2005 2004 2003	345,230 335,193 259,180	[TBD] 191,101 185,377	1,438 7,589 4,579	559,289 612,000 118,869	61,341 66,000 61,050	3,487 513 7,957

Michael B. Fuller President—Local Telecommunications Division	2005 2004 2003	708,382 712,914 641,705	[TBD] 549,376 581,034	760 4,510 7,339	1,684,814 1,795,200 750,750	184,842 194,700 387,000	34,934 13,084 19,816

Thomas A. Gerke General Counsel—Law and External Affairs—Local Telecommunications Division	2005 2004 2003	422,675 415,464 336,982	[TBD] 376,353 320,395	5,968 10,445 3,181	835,069 870,400 327,804	121,166 94,500 172,500	3,780 676 9,000

Thomas J. McEvoy President—Business Markets—Local Telecommunications Division	2005 2004 2003	354,740 339,165 279,072	[TBD] 206,350 292,992	8,899 4,266 3,468	570,480 456,960 160,875	62,568 49,500 82,500	4,162 551 9,068

(1)	Includes all amounts earned for the respective years, even if deferred under Sprint Nextel’s Executive Deferred Compensation Plan, and, with respect to Mr. Hesse only, a $600,000 sign-on bonus. Except for Mr. Hesse’s sign-on bonus, all bonuses were paid under Sprint Nextel’s short-term incentive compensation plans, as one-time awards for work performed in connection with the Sprint Nextel merger, or as the first payment due under the Sprint Retention Program. We expect final bonus amounts to be determined in February 2006.

(2)	Shares of Sprint Nextel restricted stock outstanding at the time of the distribution, including those held by our employees, will be treated the same as other outstanding shares of Sprint Nextel common stock with the holder receiving a dividend of our common stock in the distribution that, in most cases, will be subject to the same restrictions as the related Sprint Nextel restricted stock.

Sprint Nextel restricted stock units, or RSUs, awarded pursuant to Sprint Nextel equity incentive plans and held by our employees (except Mr. Hesse) at the time of the distribution will continue to represent the right to receive shares of

Sprint Nextel common stock and also the number of shares of our common stock equivalent to the number of shares of our common stock that would be received with respect to each share of Sprint Nextel common stock issuable under the RSU at the time of the distribution. RSUs held by Mr. Hesse will be converted entirely into RSUs of our company as provided under his employment agreement.

RSUs granted in February 2005 to each of the Named Officers (other than Mr. Hesse) included a performance adjustment component related to Sprint Nextel’s 2005 performance. 2005 RSU amounts do not include additional RSUs that are expected to be granted in February 2006 which relate to performance in 2005. As of December 31, 2005, the Named Officers held restricted stock or RSUs as set forth in the following table. The market value of the shares is based on a value of $23.36 per share for Sprint Nextel common stock (the closing price on the New York Stock Exchange on December 30, 2005) multiplied by the number of shares of restricted stock or RSUs.

	Number of Shares		Value
	RSUs	Restricted Stock
Daniel R. Hesse	157,010	0	$3,667,754
Harrison S. Campbell	56,889	6,843	1,488,780
Michael B. Fuller	192,463	45,000	5,547,136
Thomas A. Gerke	89,890	6,247	2,245,760
Thomas J. McEvoy	48,802	7,761	1,321,312

Except as described below, each of the Named Officers has the right to receive dividends on the restricted stock and the RSUs at the same rate as on unrestricted shares and to vote the restricted stock.

In connection with the closing of the Sprint Nextel merger, all employees (including each of the Named Officers) received a grant of 10 RSUs on August 12, 2005 that vest 100% on the first anniversary of the grant date, as to which no dividends will be paid. All other awards of RSUs to Named Officers in 2005 vest 100% on the third anniversary of the grant date.

The awards in 2004 were all RSUs granted on February 10, 2004 that vest 25% on the second anniversary of the grant date and 75% on the third anniversary of the grant date.

Awards in 2003 for Mr. Campbell and Mr. McEvoy were restricted stock granted on March 27, 2003 that vest one-third on each of the first, second and third anniversaries of the grant date.

In 2003, Mr. Gerke received 9,180 shares of restricted stock granted on March 27, 2003 that vest one-third on each of the first, second and third anniversaries of the grant date and he received 21,570 RSUs granted on April 8, 2003 that vest one-third on each of March 27, 2004, March 27, 2005 and March 27, 2006. Such RSUs accrued 422 additional RSUs as dividend equivalents in 2003 and 2004, which vest at the same time as the shares originally payable under the RSUs.

In 2003, Mr. Fuller received 69,300 RSUs granted on March 27, 2003 that vest one-third on each of the first, second and third anniversaries of the grant date. Such accrued 1,862 additional RSUs as dividend equivalents in 2003 and 2004, which vest at the same time as the shares originally payable under the RSUs.

(3)	Options to purchase shares of Sprint Nextel common stock held by a Sprint Nextel employee who becomes our employee at the time of the spin-off will be replaced with new options to purchase shares of our common stock, effective as of the distribution date. The framework approved by the Human Capital and Compensation Committee of the Sprint Nextel board of directors contemplates that the number of shares of our common stock underlying the Embarq options and the exercise price of those options will be determined so that the intrinsic value of the Embarq options (i.e., the difference, at the time of the spin-off, between the value of the stock underlying the options and the aggregate exercise price of such options) will be approximately equal to that of the converted Sprint Nextel options before the distribution.

In order to avoid adverse tax treatment for option holders under the Code, the number of shares of our common stock subject to converted options will be rounded down to the nearest whole share, and the per-share exercise price will be rounded up to the nearest whole cent.

(4)	Consists of amounts for 2005: (a) contributed by Sprint under the Sprint Retirement Savings Plan, (b) representing the portion of interest credits on deferred compensation accounts under Sprint’s Executive Deferred Compensation Plan that are at above-market rates, (c) for Mr. Hesse, relocation expenses, which consisted of transit expenses (including use of the corporate aircraft), storage expenses, deed recording expenses and a payment based on the sale price of Mr. Hesse’s home described under “—Certain Relationships and Other Transactions,” and (d) an incentive for completing a health risk assessment questionnaire, as follows:

	Savings Plan Contribution	Above-market Earnings	Relocation	Health Risk Assessment Incentive
Daniel R. Hesse	$1,383	$0	$163,155	$0
Harrison S. Campbell	3,442	0	0	45
Michael B. Fuller	3,780	31,154	0	0
Thomas A. Gerke	3,780	0	0	0
Thomas J. McEvoy	3,780	382	0	0

(5)	Mr. Hesse became employed by Sprint on June 7, 2005. See “—Employment Contracts —Employment Contract with Mr. Hesse.”

Embarq Compensation Program

On December 12, 2005, the Human Capital and Compensation Committee of the board of directors of Sprint Nextel approved a compensation program for our designated employees, including the members of our senior management team at the time of the spin-off. Since this program does not include certain executive perquisites that previously had been provided to certain officers of Sprint Nextel, effective January 1, 2006, our Named Officers’ executive perquisites were eliminated and the value of these perquisites was added to their base salaries.

Option Grants of Sprint Nextel to our Named Officers

The following table summarizes options granted to our Named Officers under Sprint Nextel’s stock option plans during 2005. The options shown are options to purchase Sprint Nextel series 1 common stock.

Unless otherwise indicated, each option listed below has the following terms. Vesting is accelerated in the event of an employee’s death or permanent disability. In addition, if an option has been outstanding for at least one year, vesting is accelerated upon a change in control or an employee’s normal retirement at age 65 or older. A change in control is deemed to occur if (1) someone acquires 30% or more of the voting power of Sprint Nextel stock, (2) there is a change of a majority of the directors within a two-year period in certain circumstances, (3) there is a corporate business transaction in which Sprint Nextel voting securities outstanding immediately before the transaction represent less than 50% of the voting power of the surviving entity immediately after the transaction or (4) there is a liquidation or dissolution of Sprint Nextel. Sprint Nextel granted no stock appreciation rights during 2005. For other circumstances in which vesting may be accelerated, see the description of Sprint Nextel’s retention program below under “—Sprint Nextel Retention Program.”

Option Grants in Last Fiscal Year

Name	Number of Securities Underlying Options Granted (#)		% of Total Options Granted to Employees In Fiscal Year(1)	Exercise Or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($) (2)
Daniel R. Hesse	408,000	(3)	5.8	24.05	6/7/15	3,802,560

Harrison S. Campbell	61,341	(4)	0.9	26.7465	2/8/15	548,389

Michael B. Fuller	184,842	(4)	2.6	26.7465	2/8/15	1,652,487

Thomas A. Gerke	91,603	(4)	1.3	26.7465	2/8/15	818,931
	4,933	(5)	0.1	25.88	2/19/12	72,170
	17,648	(5)	0.2	25.88	3/27/13	258,190
	6,982	(5)	0.1	22.75	3/27/13	90,138

Thomas J. McEvoy	62,568	(4)	0.9	26.7465	2/8/15	559,358

(1)	Total options granted to employees refers to all employees of Sprint Nextel and not our company on a stand-alone basis.
(2)	The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions. Expected volatility was derived from historical share price fluctuations.

Date	Expected Stock Price Volatility	Risk-free Interest Rate	Expected Life in Years	Expected Dividend Yield
2/8/2005	44.90%	3.68%	6	2.06%
6/7/2005	44.30%	3.70%	6	2.08%
8/25/2005	58.80%	4.06%	6	0.39%
10/27/2005	58.80%	4.43%	6	0.44%

(3)	This option vests 25% on each of June 7, 2006, June 7, 2007, June 7, 2008 and June 7, 2009.
(4)	This option vests 25% on each of February 8, 2006, February 8, 2007, February 8, 2008 and February 8, 2009.
(5)	This option is a reload option. A reload option is an option granted when an optionee exercises a stock option and makes payment of the purchase price using shares of previously owned stock. A reload option grant is for the number of shares utilized in payment of the purchase price and tax withholding, if any. The exercise price for a reload option is equal to the market price of the common stock on the date the reload option is granted. A reload option becomes exercisable one year from the date the original option was exercised and does not have a reload feature. The reload feature was eliminated for option grants beginning in 2004.

Option Exercises and Fiscal Year-End Values

The following table summarizes the net value realized on the exercise of options in 2005, and the value of options outstanding at December 31, 2005, for our Named Officers. All options shown are options to purchase Sprint Nextel series 1 common stock.

Aggregated Option Exercises in 2005 and Year-end Option Values

	Shares Acquired on Exercise (#)	Value Received ($)	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005
			Exercisable (#)	Unexercisable (#)	Exercisable ($)(1)	Unexercisable ($)(1)
Daniel R. Hesse	0	0	0	408,000	0	0
Harrison S. Campbell	67,680	846,681	52,277	156,015	219,658	747,010
Michael B. Fuller	32,250	451,955	1,399,628	606,492	3,129,343	3,879,188
Thomas A. Gerke	78,018	901,860	231,410	288,641	436,624	1,569,739
Thomas J. McEvoy	59,232	692,459	285,490	156,411	596,350	854,326

(1)	The value of the unexercised, in-the-money options is determined by multiplying the number of shares underlying the option by the difference between the exercise price of the option and the fair market value of the Sprint Nextel common stock, at December 31, 2005, of $23.36.

Pension Plans

Under the Sprint Retirement Pension Plan, all eligible employees before January 1, 2006 generally accrued for each year of service an annual retirement benefit equal to 1.5% of career average compensation, subject to limitations under the Code. On and after January 1, 2006, individuals expected to become our employees continue to accrue benefits under the Sprint Retirement Pension Plan. Certain employees of Sprint Nextel also participated in a related supplemental retirement plan that supplemented the benefits accrued under the pension plan before January 1, 2006.

Effective as of the distribution date, we expect to adopt a defined benefit pension plan, which will be structured with the intention of qualifying under Section 401(a) of the Code, and a related, supplemental retirement plan. The terms and conditions (including the benefit formula) of our defined benefit pension plan will replicate the terms and conditions of the Sprint Retirement Pension Plan and the related supplemental retirement plan as in effect immediately before the distribution date for individuals scheduled to be our employees, including our Named Officers. Sprint Nextel has agreed to transfer, in accordance with the employee matters agreement, particular assets and liabilities from the trust for the Sprint Retirement Pension Plan to the trust we will establish for our defined benefit pension plan. Such transfer will be made in accordance with the applicable provisions of the Code and regulations issued thereunder, as well as regulations issued by the Pension Benefit Guaranty Corporation.

Assuming the following Named Officers continue to work for us and continue to accrue benefits under our plan’s current formula until age 65 and have pensionable compensation for years after 2005 equal to the pensionable compensation for 2005 (and, in Mr. Hesse’s case, his initial annual base salary plus his annual target bonus opportunity), the Named Officers would receive an estimated annual pension benefit, expressed as an annuity for life, as follows: Mr. Campbell—$208,812, Mr. Fuller—$330,941, Mr. Gerke—$229,254, Mr. Hesse—$ 396,199, and Mr. McEvoy—$214,102.

In addition, Sprint Nextel has a key management benefit plan that provides for a survivor benefit in the event of the death of the participant or, in the alternative, a supplemental retirement benefit. This plan has five active employee participants, of whom only one is a Named Officer, Mr. Fuller. More information on the plan is provided in the section titled “—Key Management Benefit Plan.”

Assuming Mr. Fuller continues to work for us and has a salary for each year after 2005 equal to his salary for 2005, Mr. Fuller’s beneficiary will receive 10 annual payments equal to 25% of his 2005 salary, if he dies before his retirement, or, if he dies after retiring or becoming disabled, Mr. Fuller’s beneficiary will receive a benefit equal to 300% of Mr. Fuller’s 2005 salary payable either in a lump sum or in installments at the election of the participant. In lieu of all or a portion of the survivor benefit, Mr. Fuller may elect a supplemental retirement benefit, which will be actuarially equivalent to the survivor benefit.

Under the Sprint Nextel 401(k) Plan, participants have been entitled to make contributions on a pre-tax basis and receive matching contributions in accordance with the terms of the plan. Effective January 1, 2006, individuals expected to become our employees following the spin-off who were participants in the Sprint Nextel 401(k) Plan no longer participated in that plan and instead became participants in the Sprint Retirement Savings Plan for the local telecommunications division, which we refer to as our 401(k) plan. Our Named Officers will participate in our 401(k) plan on the same terms as all of our other eligible employees.

Under the terms of our 401(k) plan, participants can contribute up to 50% of their compensation on a pre-tax basis, subject to various limits imposed by the Code. In general, participants under age 50 can contribute up to $15,000 on a pre-tax basis for 2006. We will match 25% of the first 6% of compensation a participant elects to contribute. In addition, we may make an additional matching contribution which will be determined by multiplying a stock performance percentage by the amount of a participant’s contributions up to 6% of his or her compensation. For 2006, the stock performance percentage equals 3%, resulting in a total match of 28% of the first 6% of compensation a participant contributes. For subsequent years, the stock performance percentage will be determined based on the performance of our common stock as compared to the common stock of other communications companies designated for this purpose by a committee appointed by our board of directors. The stock performance percentage will never exceed 25%, and its exact calculation, including whether there will be a stock performance percentage for any year, will be determined by the same committee. Participants who will be age 50 or older in 2006 are permitted to make additional catch-up contributions of $5,000 for 2006.

Participants in our 401(k) plan are always 100% vested in their pre-tax contributions and their catch-up contributions. Matching contributions vest 20% after the participant completes two years of service with us and an additional 20% each year thereafter until the earliest to occur of (1) completion of five years of service with us, (2) attaining age 65 while employed by us, (3) the participant’s total disability or (4) the participant’s death, at which time, the remaining portion vests. For purposes of vesting, service with Sprint Nextel and its affiliates before the distribution will be credited as service with us.

Employment Contracts

Employment Contract with Mr. Hesse

On June 7, 2005, Sprint and Sprint/United Management Company, a subsidiary of Sprint Nextel, entered into an employment agreement with Daniel R. Hesse pursuant to which Mr. Hesse agreed to serve as Chief

Executive Officer of Sprint Nextel’s local telecommunications division commencing on that date and terminating on June 30, 2008, subject to earlier termination or extension. Mr. Hesse will serve as our Chief Executive Officer and President and will be a member of our board of directors after the spin-off.

Under the terms of the agreement, Mr. Hesse is entitled to an initial annual base salary of $900,000, is eligible for an annual target bonus opportunity of not less than 120% of his base salary and a maximum bonus payout of 200% of his annual target bonus opportunity. For 2005, Mr. Hesse is entitled to a minimum annual bonus of $1,050,000, pro-rated for his actual service with Sprint Nextel’s local telecommunications division during 2005, and is eligible for all employee benefits made available generally to other senior executive officers of Sprint Nextel designated to join our company. Under the terms of the agreement, Mr. Hesse was required to relocate promptly to the greater Kansas City metropolitan area. For a description of Mr. Hesse’s relocation expenses, which were reimbursed by Sprint Nextel in accordance with Sprint Nextel’s executive—new employee relocation program, see “—Certain Relationships and Other Transactions” and “—Summary Compensation Table” above.

Under his employment agreement, Mr. Hesse received a sign-on bonus of $600,000, an initial grant of options to purchase 408,000 shares of Sprint Nextel common stock, which we refer to as the Initial Options, at an exercise price equal to the fair market value on the grant date, and an initial grant of 157,000 RSUs relating to shares of Sprint Nextel common stock, which we refer to as the Initial RSUs.

The Initial Options will vest in 25% tranches on the first four anniversaries of the grant date, subject to Mr. Hesse’s continued employment on those anniversaries. The Initial RSUs will vest on the third anniversary of the grant date, subject to Mr. Hesse’s continued employment on that anniversary. In connection with the spin-off, the Initial Options provide that they will be adjusted to become options relating to Sprint Nextel and/or our equity securities as may be equitably determined by the Sprint Nextel board or a committee of the Sprint Nextel board. Likewise, in connection with the spin-off, the Initial RSUs will be replaced with RSUs relating to our common stock having a value equivalent to the Initial RSUs as of the distribution date.

The first annual long-term equity award granted to Mr. Hesse in 2006 will be made on the earlier of (1) December 31, 2006 and (2) the first to occur of the termination of Mr. Hesse’s employment (a) by Sprint Nextel without cause, (b) by Mr. Hesse for good reason or (c) by constructive discharge, and will have a grant date value of not less than $7,000,000, subject to Mr. Hesse’s continued employment through the earlier of (i) the date on which similar grants are made to other executives designated to join our company and (ii) March 15, 2006.

Consistent with Sprint Nextel’s standard stock compensation programs, the Initial Options and Initial RSUs and the first annual awards noted above will vest before the indicated vesting dates in the event of Mr. Hesse’s death or disability.

If Mr. Hesse’s employment with Sprint Nextel is terminated, either by Sprint Nextel without cause or by Mr. Hesse for good reason (which would include Sprint Nextel’s abandonment of the spin-off of our company), consistent with Sprint Nextel’s executive severance policy, Mr. Hesse will receive his pro-rata annual bonus for the year of termination and a monthly severance benefit for 18 months equal to 1/12th of the sum of his annual base salary and his target annual bonus opportunity (these benefits will be paid over 24 months if the termination occurs during the 24-month period following a change in control, as defined in the agreement). In addition, in the event of any such termination, the Initial Options and Initial RSUs, as well as the first annual long-term equity award discussed above, will continue to vest during the severance period; the Initial Options and Initial RSUs will vest fully at the end of the severance period; and the first annual award will vest fully at the end of the severance period if the termination is within the 24-month period following a change in control or within two months following the abandonment of the spin-off of our company from Sprint Nextel.

The vesting of Mr. Hesse’s equity awards discussed above will not be subject to the provisions of Sprint Nextel’s equity incentive plan limiting accelerated vesting in connection with a change of control if the vesting would result in limitations on deductibility under Section 280G of the Code. In the event that Mr. Hesse receives any payments deemed contingent on a change of control and if any excise tax is imposed on him by Section 4999 of the Code as a result of a change of control, Sprint Nextel will provide him an additional payment to reimburse him for the excise tax.

Under the agreement, Mr. Hesse has agreed to certain covenants relating to competition, confidentiality, non-solicitation, non-disparagement and cooperation and to the forfeiture of his rights to any unpaid severance benefits and all of his equity-based awards described above that are then outstanding in the event of his material and willful breach.

On or before the distribution date, we expect to assume Sprint Nextel’s obligations under Mr. Hesse’s agreement.

Employment Contracts with Mr. Fuller and Mr. McEvoy

Each of Mr. Fuller and Mr. McEvoy signed a special compensation and non-compete agreement (in August 1997 and December 1997, respectively) with Sprint that prohibits him from performing services for a competitor for up to 18 months following termination of his employment. Each agreement also provides that the executive will receive 18 months of compensation and benefits following an involuntary termination of employment without cause or upon a constructive discharge following a diminution of his responsibilities or compensation, or a forced relocation in certain circumstances.

In August 1997, Mr. Fuller also signed a contingency employment agreement with Sprint, which pre-dates Sprint Nextel’s current senior executive severance policy. This agreement provides enhanced severance benefits in the event Sprint Nextel terminates his employment without cause or he resigns due to a diminution in responsibilities, authority or compensation within three years following a change of control of Sprint Nextel. Neither the Sprint Nextel merger nor the spin-off of our company constitutes a change of control under this agreement. Benefits include monthly salary payments for up to 35 months and an amount equal to the sum of the highest short-term plus the highest long-term incentive compensation awards received for the three performance periods before termination, paid in three installments. For purposes of the key management benefit plan, because Mr. Fuller remained a Key Executive (as defined in the plan) until age 60, interest was credited to his account under the Executive Deferred Compensation Plan at the maximum rate allowed under the plan. In addition, Sprint Nextel will determine his retirement benefits assuming three years of additional service and will not impose on him any reduction to his benefits for early retirement. The benefits also include life, disability, medical, and dental insurance coverage for up to 35 months following termination. Finally, Mr. Fuller is not subject to plan provisions that require a reduction of benefits to levels deductible under Section 280G of the Code, and if any excise tax is imposed on him by Section 4999 of the Code as a result of a change of control, Sprint Nextel will make him whole.

On or before the distribution date, we expect to assume Sprint Nextel’s obligations under the agreements with Mr. Fuller and Mr. McEvoy.

Employment Contract with Mr. Gerke

In December 2003, Mr. Gerke signed an employment agreement with Sprint. The agreement contains substantially the same non-competition and standard severance provisions as those in Messrs. Fuller’s and McEvoy’s special compensation and non-compete agreements. However, Mr. Gerke’s agreement provides for different severance benefits following a change of control of Sprint Nextel, consistent with Sprint Nextel’s current policy regarding senior executive severance arrangements.

If, within the two-year period following a change of control of Sprint Nextel, Sprint Nextel terminates Mr. Gerke’s employment without cause or he resigns due to either a forced relocation outside of the Kansas City area or a diminution in responsibilities, authority or compensation, he will receive monthly salary payments for up to 24 months. During that period, he will also receive prorated targeted incentive compensation paid at the same time payouts are made for the applicable performance measurement period and will continue to participate in Sprint Nextel’s retirement, medical and certain other welfare benefits as if he was an active employee. Neither the Sprint Nextel merger nor the spin-off of our company constitutes a change of control under Mr. Gerke’s employment contract.

On or before the distribution date, we expect to assume Sprint Nextel’s obligations under Mr. Gerke’s agreement.

Sprint Nextel Retention Program

On January 17, 2005, the Human Capital and Compensation Committee of the Sprint Nextel board of directors adopted the Sprint Nextel retention program in order to retain certain critical officers and other employees pending the Sprint Nextel merger and contemplated spin-off of the local communications business and for a period of one year after these events.

Our Named Officers (other than Mr. Hesse) are eligible under the Sprint Nextel retention program for retention payments. Under the terms of the Sprint Nextel retention program, Mr. Gerke is eligible for retention payments equal to 100% of his annual base salary and target short-term incentive bonus as of January 17, 2005. Mr. Gerke received a retention payment equal to one-half of his annual base salary at the time of completion of the Sprint Nextel merger. He is entitled to receive a second retention payment equal to one-half of his annual base salary, plus the amount of his target short-term incentive bonus, on the first anniversary of completion of the merger, or August 12, 2006.

Messrs. Campbell and McEvoy are eligible for retention payments equal to 100% of their respective annual base salary. Under the terms of the Sprint Nextel retention program, Messrs. Campbell and McEvoy received retention payments equal to one-half of their respective annual base salary at the time of completion of the Sprint Nextel merger. They will be entitled to receive the balance on the first anniversary of the spin-off.

If any of these Named Officers is involuntarily terminated other than for cause, the Named Officer will receive the retention payment on the Named Officer’s last day worked.

Mr. Fuller is eligible to receive retention payments equal to 100% of his annual base salary and target short-term incentive bonus as of January 17, 2005 with one-half of his annual base salary retention payment to be paid at the time of completion of the spin-off. The balance of his base salary retention payment and the short-term incentive bonus payment are payable on the first anniversary of completion of the spin-off. If he is involuntarily terminated other than for cause before the anniversary date, the retention payment will be made on his last day worked or the date of completion of the spin-off, whichever is later.

If any covered Named Officer voluntarily terminates his employment or is terminated for cause before a retention payment is made, the Named Officer will not receive that retention payment. No retention payments will be made under the Sprint Nextel retention program to Mr. Fuller if the contemplated spin-off is not completed. We anticipate making retention payments to the participating Named Officers in an aggregate amount of approximately $2.0 million, including amounts due on the first anniversary of the Sprint Nextel merger or the spin-off, as appropriate.

In addition, if Mr. Gerke is involuntarily terminated other than for cause before the first anniversary of completion of the Sprint Nextel merger, all stock options, restricted stock, RSUs and any other equity based awards held by Mr. Gerke for at least one year at the end of Mr. Gerke’s severance period will fully vest on the last day of the severance period. If Mr. Fuller, Mr. Campbell or Mr. McEvoy is involuntarily terminated other than for cause before the first anniversary of completion of the spin-off, all equity based awards held by him for at least one year at the end of his severance period will fully vest on the last day of the severance period; however, if the spin-off does not occur, he will be entitled to acceleration of his equity based awards only if the involuntary termination occurs before the first anniversary of the Sprint Nextel merger.

Under the terms of the retention program, an officer who accepts a position with us will not be considered to have been involuntarily terminated, and will therefore not receive accelerated vesting of equity based awards, due to acceptance of that position.

Key Management Benefit Plan

Sprint Nextel has a key management benefit plan providing for a survivor benefit in the event of the death of a participant or, in the alternative, a supplemental retirement benefit. Under the plan, if a participant dies before retirement, the participant’s beneficiary will receive ten annual payments each equal to 25% of the participant’s highest annual salary during the five-year period immediately before the time of the participant’s death. If a participant dies after retiring or becoming permanently disabled, the participant’s beneficiary will receive a benefit equal to 300% (or a reduced percentage if the participant retires before age 60) of the participant’s highest annual salary during the five-year period immediately before the time of retirement or disability, payable either in a lump sum or in installments at the election of the participant. At least 13 months before retirement, a participant may elect a supplemental retirement benefit in lieu of all or a portion of the survivor benefit. The supplemental retirement benefit will be the actuarial equivalent of the survivor benefit.

Effective as of the distribution date, we expect to adopt a key management benefit plan, the terms and conditions of which will replicate the terms and conditions of the Sprint Nextel key management benefit plan described above in order to continue benefits for our participating employees. We do not expect any new participants in the plan. Mr. Fuller is the only Named Officer who is expected to be a participant in the plan.

Executive Deferred Compensation Plan

Sprint Nextel has a deferred compensation plan under which employees of Sprint Nextel, including our employees, who were officers (starting with officers at the assistant vice president level) or who were designated by a committee appointed by the Sprint Nextel board of directors could elect to defer compensation earned through December 31, 2005. No additional deferrals of compensation earned after that date can be made under this plan. The deferrals made by a participant under this plan have been credited to a bookkeeping account for the participant, and the balance credited to that account is adjusted periodically either for interest or for the appreciation or depreciation in the value of Sprint Nextel stock, whichever the participant elects. A participant’s account is payable upon retirement or any other termination of employment, including a termination as a result of death or disability. A participant’s account can be paid in a lump sum or in installments.

Effective as of the distribution date, we expect to assume this plan with respect to the account balances under this plan for the individuals who are our employees at the time of the distribution. There will be no new participants in the plan that we assume, and no participant in the plan we assume will have any right to make any additional deferrals under the plan. Two of our Named Officers have account balances in this plan. We do not expect to have a separate deferred compensation plan in 2006.

Under the terms of the deferred compensation plan, an officer who accepts a position with us will not be considered to have been terminated, and will therefore not receive accelerated payment of such officer’s account.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

As of the date hereof, all of the outstanding shares of our voting securities are owned by Sprint Nextel. The following table provides information regarding ownership of Sprint Nextel stock with respect to each stockholder that we believe will be a beneficial owner of more than 5% of any class of our outstanding voting securities immediately after the distribution. We base the percentage of class amounts on each person’s beneficial ownership of Sprint Nextel stock as of December 31, 2005.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class	Percent of Voting Power
Sprint Nextel seventh series preferred stock	Liberty Media Corporation (2)	123,314 shares	50.0%	—
	Comcast Telephony Services Holdings, Inc. (3)	61,726 shares	25.0%	—
	Wachovia Bank/Capital Markets (4)(5)	38,726 shares	15.7%	—
	UBS Securities LLC (4)(6)	13,500 shares	5.5%	—

(1)	Assumes that each holder of Sprint Nextel seventh series preferred stock elects to exchange the Sprint Nextel seventh series preferred stock for exchange preferred stock and mirror preferred stock.
(2)	Liberty Media Corporation, a Delaware corporation located at 12300 Liberty Boulevard, Englewood, Colorado 80112, and one of its subsidiaries collectively are the beneficial owners of shares of Sprint Nextel seventh series preferred stock that are convertible into 4,010,654 shares of Sprint Nextel series 1 common stock. These shares, together with the 73,841,987 shares of Sprint Nextel series 2 common stock beneficially owned by Liberty Media and its subsidiaries as of December 31, 2005, would constitute less than 2.7% of the outstanding shares of Sprint Nextel common stock.
(3)	Comcast Telephony Services Holdings Inc., a Delaware corporation located at 1201 N. Market Street, Wilmington, Delaware 19801, is the beneficial owner of shares of Sprint Nextel seventh series preferred stock that are convertible into 2,007,571 shares of Sprint Nextel series 2 common stock. These shares, together with the 19,100,990 shares of Sprint Nextel series 1 common stock and the 5,000,000 shares of Sprint Nextel series 2 common stock owned by Comcast Telephony Services Holdings Inc. as of December 31, 2005, would constitute less than 1.0% of the outstanding shares of Sprint Nextel common stock.
(4)	Ownership information is based upon security position listings.
(5)	Wachovia Bank/Capital Markets, located at 301 South College Street, Charlotte, North Carolina 28288, is the beneficial owner of shares of Sprint Nextel seventh series preferred stock that are convertible into 1,259,521 shares of Sprint Nextel series 1 common stock. These shares would constitute less than 0.1% of the outstanding shares of Sprint Nextel common stock.
(6)	UBS Securities LLC, located at 677 Washington Blvd., Stamford, Connecticut 06901, is the beneficial owner of shares of Sprint Nextel seventh series preferred stock that are convertible into 439,072 shares of Sprint Nextel series 1 common stock. These shares would constitute less than 0.1% of the outstanding shares of Sprint Nextel common stock.

AGREEMENTS WITH SPRINT NEXTEL

Following the spin-off, we and Sprint Nextel will operate independently. To effect the spin-off and to provide a framework for our initial relationship with Sprint Nextel, we and Sprint Nextel are entering into certain agreements. The following is a summary of the material terms of those agreements. The terms of some of the agreements have not yet been finalized and are being reviewed by us and Sprint Nextel. For a description of additional related party transactions, see “Management—Certain Relationships and Other Transactions.”

Commercial Service Agreements

We and Sprint Nextel are entering into commercial service agreements pursuant to which each company will obtain services from the other. We and Sprint Nextel expect to execute the commercial service agreements before the distribution date; however, with the exception of the MVNO Agreement, Long Distance Agreement, Agency Agreement and Special Access Agreement, they will not be effective until the distribution date. The material terms of the key commercial service agreements are summarized below.

Sprint as a Supplier to Embarq

MVNO Agreement. We will have the ability to market, sell and activate our own branded CDMA-based wireless service as an MVNO operator pursuant to a wholesale agreement, which we refer to as the MVNO Agreement, with Sprint Nextel. Under this mutually non-exclusive arrangement, for a period of seven years, we will be able to resell certain CDMA-based wireless voice and data services in our current local service territories by accessing the Sprint Nextel CDMA-based wireless network. The agreement will give us the right to resell in areas covered by affiliate networks that are not owned or controlled by Sprint Nextel, but there is no guarantee that those rights will extend beyond 2006. The agreement will expand to cover territories where we build and operate CLEC operations, but it will not automatically extend to new local service territories that we acquire through acquisition, merger or similar transactions. The MVNO Agreement will require that our marketing and distribution activities be directed to the consumer and small business markets only. Small business customers for purposes of the MVNO Agreement are defined as businesses with less than 80 lines of wireless services. The MVNO Agreement will not address billing, customer care, handset logistics and other back office functions needed to support our provision of wireless services. Those functions will be provided internally by us or outsourced to third party providers.

Following the initial seven-year term, the MVNO Agreement may be renewed for successive one year periods until one party gives notice to the other party of its intent not to renew the agreement. Each company will have the right to terminate the agreement upon a material breach of the agreement by the other party, if the breach is not cured within a certain period of time. Sprint Nextel also will have the right to terminate the agreement if we fail to meet subscriber targets within the first two years of the agreement, or if we transfer more than 50% of our subscribers to another carrier. Sprint Nextel will have the right to terminate the MVNO Agreement upon a change of control of our company and there are certain restrictions that will prevent us from transferring our base of wireless customers to another carrier. These restrictions on the change of control and the transfer of wireless customers may reduce our strategic and operating flexibility.

Long Distance Agreement. We will have the ability to market and sell our own branded long distance voice and data services pursuant to a wholesale master services agreement, which we refer to as the Long Distance Agreement, with Sprint Nextel. Under this arrangement, which became effective on January 20, 2006, for a period of five years, we will be able to resell certain wireline long distance voice and data services by accessing the Sprint Nextel long distance network. We will be required to make certain minimum purchase commitments pursuant to the agreement that give us access to volume-based pricing for these services. The minimum purchase commitment under the agreement will be 95% of the international and domestic long distance voice and data services we use as of the distribution date that we cannot provide on our own and that are offered for resale by Sprint Nextel under the Long Distance Agreement. If our need for those long distance services declines after the distribution date, the minimum purchase commitment will be 95% of the long distance voice and data services that we purchase from third parties (including Sprint Nextel) during that year. Sprint Nextel will have the right to terminate the Long Distance Agreement upon a change of control of our company. We will also have the right to terminate the Long Distance Agreement upon a change of control of Sprint Nextel. Each company also will have the right to terminate the agreement for a material breach of the agreement by the other party, if the breach is not cured within a certain period of time.

Agency Agreement. We will have the ability to sell to business customers, as an agent, Sprint Nextel-branded wireless and wireline voice and data services pursuant to a Sprint business sales agent agreement, which we refer to as the Agency Agreement. Under this arrangement, for a period of five years, we will be able to act as an agent of Sprint Nextel to sell certain wireless and wireline services in return for commission payments. Sprint Nextel will have the right to terminate the Agency Agreement upon a change of control of our company, if we enter into a material agency agreement with another communications provider, or at any time after the second anniversary of the Agency Agreement. Each company also will have the right to terminate the agreement for a material breach of the agreement by the other party, if the breach is not cured within a certain period of time.

Teleservices Agreement. We will have the ability through the Teleservices Agreement with Sprint Nextel, which will have a two-year term, to purchase payphone and private branch exchange repair and refurbishing and reverse logistics services from Sprint Nextel. These services will be used to support our CPE and high-speed Internet sales. Each company also will have the right to terminate the agreement for a material breach of the agreement by the other party, if the breach is not cured within a certain period of time.

Embarq as a Supplier to Sprint

CNAM and CNAS Agreements. We will have the ability through the calling name storage agreement, which we refer to as CNAM Agreement, and the calling name database query agreement, which we refer to as the CNAS Agreement, to provide Sprint Nextel, and its wholesale customers, with these calling name database services and other SS7 database services utilizing our network equipment. Under the CNAM and CNAS Agreements, each of which will have a three-year term, we will store some of the Sprint Nextel calling name information in our calling name database for the purpose of responding to queries from Sprint Nextel and other carriers seeking calling name information related to caller ID with name services. We will charge carriers accessing our calling name database a per-query charge, and we will share with Sprint Nextel a percentage of the per-query revenue we receive from carriers accessing the Sprint Nextel calling name information. Sprint Nextel will have the right to terminate these agreements on a change of control of our company involving a direct competitor of Sprint Nextel. Each agreement may also be terminated by a party if materially breached by the other party, if the breach is not cured within a certain period of time.

Toll Free Rehome Agreement. We will have the ability through the Toll Free Rehome Agreement with Sprint Nextel to route some of the Sprint Nextel wireless-originated toll free calls, such as 800 and 866 toll free calls, to the interexchange carrier that has been assigned control of the dialed toll free number and to charge a database query charge and the applicable tariffed access rates to that interexchange carrier. The Toll Free Rehome Agreement will have a three-year term. Sprint Nextel will have the right to terminate this agreement on (1) a change of control of our company involving a direct competitor of Sprint Nextel and (2) if material litigation against our company is commenced that involves the access charges that we charge to the interexchange carriers to whom the toll-free calls are routed. Each company also will have the right to terminate the agreement for a material breach of the agreement by the other party, if the breach is not cured within a certain period of time.

Special Access Agreement. Sprint Nextel committed in May 2005 through the Special Access Agreement to purchase a set number of access circuits through May 2010. Our offering of these products is outlined in our FCC special access tariff and covers a number of special access services. The agreement, which has a five-year term, will provide for a shortfall penalty if Sprint Nextel’s purchases are less than 95% of the commitment amount in any month and if Sprint Nextel fails to cure the shortfall. If Sprint Nextel has a shortfall for six consecutive months, we will be entitled to declare that Sprint Nextel has wrongfully terminated the plan. In that event, Sprint Nextel will be subject to an early termination penalty as outlined in the tariff.

Operator Services/Directory Assistance Agreement. We will have the opportunity through the Operator Services/Directory Assistance Agreement to provide operator and directory assistance services to certain Sprint Nextel-end user retail customers and certain third party-end user retail customers for whom Sprint Nextel has number assignment and/or administration responsibility, which may include cable companies to which Sprint Nextel provides local interconnection and other communications services. We will have the ability through the Operator Services/Directory Assistance Agreement to provide certain services to Sprint Nextel-end user retail customers. We will have the right to terminate this agreement at anytime after giving reasonable notice to Sprint Nextel, or if Sprint Nextel fails to establish a connection to the operator and directory services center. Sprint Nextel has the right to terminate this agreement on a change of control of our company involving a direct competitor of Sprint Nextel or upon payment of an early termination fee. Each party also will have the right to terminate the agreement for a material breach of the agreement by the other party, if the breach is not cured within a certain period of time.

Other Service Agreements. We also expect to enter other service agreements with Sprint Nextel in order to provide other nominal services to Sprint Nextel that are commonly performed by local communications providers for long distance and wireless providers. These services may include line information database services, toll free code database access services and national signaling gateway customer services.

Separation and Distribution Agreement

The separation and distribution agreement will contain the key provisions relating to the separation of our business from that of Sprint Nextel and the distribution of our common stock. The separation and distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by Sprint Nextel and by us to Sprint Nextel in the separation and describe when and how these transfers, assumptions and assignments will occur. The agreement will also include procedures by which Sprint Nextel and we will become separate and independent companies. In addition, the agreement will contain the conditions that must be satisfied, or waived by Sprint Nextel, before the separation and the completion of the distribution. In addition, we will enter into certain ancillary agreements with Sprint Nextel governing various interim and ongoing relationships between Sprint Nextel and us following the distribution date. These ancillary agreements include:

•	transition services agreements;

•	a tax sharing agreement;

•	an intellectual property agreement;

•	a trademark agreement; and

•	an employee matters agreement.

We and Sprint Nextel intend to execute the separation and distribution agreement and the ancillary agreements before the distribution date; however, they will not be effective until the distribution date.

Recapitalization, Contribution and Separation

The separation and distribution agreement will provide that, subject to the terms and conditions contained in the agreement and before the distribution,

•	Sprint Nextel will effect a recapitalization of our common stock;

•	Sprint Nextel will contribute to our company the subsidiaries that comprise the Sprint Nextel local telecommunications division;

•	we will enter into a senior credit facility with certain financial institutions to finance the expected cash transfer to Sprint Nextel and to provide a revolving credit arrangement to satisfy other financing needs;

•	we expect to transfer to Sprint Nextel approximately $6.6 billion in the form of cash and senior notes in consideration of Sprint Nextel’s contribution to us of the local telecommunications division assets. Although the allocation of that consideration paid to Sprint Nextel may be adjusted, we currently expect that we will:

•	issue to Sprint Nextel the notes in an aggregate initial principal amount of approximately $4.1 to $4.6 billion, which Sprint Nextel intends to transfer to Sprint Capital Corporation, its wholly owned subsidiary, in satisfaction of specified inter-company indebtedness owed by Sprint Nextel to Sprint Capital Corporation; and

•	transfer to Sprint Nextel approximately $2.0 to $2.5 billion in cash borrowed under our credit facility;

•	Sprint Nextel will assign or cause to be assigned, and we will assume or cause to be assumed, certain contracts relating to our business and we will assign or cause to be assigned, and Sprint Nextel will assume or cause to be assumed, certain contracts relating to its business;

•	we and Sprint Nextel will settle all inter-group indebtedness (except as otherwise agreed) on or before the distribution; and

•	Sprint Nextel will transfer and we will accept or assume certain assets and liabilities relating to our business.

The Distribution

The separation and distribution agreement will provide that the separation and the completion of the distribution will be subject to several conditions that must be satisfied, or waived by Sprint Nextel, including:

•	Sprint Nextel will have received an opinion from each of Cravath, Swaine & Moore LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP satisfactory to Sprint Nextel to the effect that (1) the distribution of our shares by Sprint Nextel to its stockholders will qualify as a distribution that is tax free under Code Sections 355 and 361 and (2) the private letter ruling issued to Sprint Nextel by the IRS regarding the tax-free status of the distribution will continue to be in effect;

•	the registration statement with respect to the distribution will have become effective under the Exchange Act;

•	the actions and filings necessary or appropriate to comply with federal and state securities and blue sky laws and any comparable foreign laws will have been taken and where applicable become effective or been accepted;

•	a national securities exchange or a national market quotation system will have accepted for listing or trading, as applicable, the shares of our common stock to be issued in the distribution, subject to official notice of issuance;

•	no court or other order or other legal or regulatory restraint will exist that prevents completion of the separation or the distribution;

•	all consents and governmental or other regulatory approvals required in connection with the transactions contemplated by the separation and distribution agreement shall have been received; and

•	each of the ancillary agreements shall have been entered into before the distribution and shall not have been materially breached by the parties.

Indemnification

In general, under the separation and distribution agreement, we will indemnify Sprint Nextel and its representatives and affiliates against certain liabilities, to the extent relating to, arising out of or resulting from:

•	our failure to discharge any of our liabilities or any of our agreements;

•	the operation of our business, whether before or after the distribution;

•	any untrue statement or alleged untrue statement of a material fact or material omission or alleged material omission in the registration statement with respect to the distribution, in each case, other than certain information relating to Sprint Nextel.

In general, under the separation and distribution agreement, Sprint Nextel will indemnify us and our representatives and affiliates against certain liabilities to the extent relating to, arising out of our resulting from:

•	the failure of Sprint Nextel to discharge any liability of Sprint Nextel or any Sprint Nextel agreement that is not transferred to us;

•	the operation of its business (other than our business), whether before or after the distribution;

•	any untrue statement or alleged untrue statement of a material fact or material omission or alleged material omission in the registration statement with respect to the distribution, in each case, only for certain information relating to Sprint Nextel.

Indemnification with respect to taxes will be governed by the tax sharing agreement.

Further Action

The separation and distribution agreement will provide that Sprint Nextel and we will cooperate to effect any contributions, assignments, transfers or assumptions not completed on the distribution date, due to approval, consent or other issues, as promptly as practicable following that date.

Access to Information

Generally, subject to applicable confidentiality provisions and other restrictions, we and Sprint Nextel will each give the other any information in that company’s possession that the requesting party reasonably needs (1) to comply with requirements imposed on the requesting party by a governmental authority, (2) for use in any proceeding to satisfy audit, accounting, insurance claims, regulatory, litigation or other similar requirements, or (3) to comply with its obligations under the separation and distribution agreement or the ancillary agreements.

Representations and Warranties

In the separation and distribution agreement, we and Sprint Nextel will make customary representations and warranties only with respect to our capacity to enter into and the validity and enforceability of the separation and distribution agreement and the ancillary agreements. In general, we will take the assets and liabilities allocated to us “as is, where is” and bear the economic risk relating to conveyance of, title to or the assumptions of those assets and liabilities.

Termination

The separation and distribution agreement may be terminated at any time before the distribution by Sprint Nextel, in its sole discretion. In the event of the termination of the separation and distribution agreement, neither party will have any further liability to the other party.

Transition Services Agreements

We have entered into transition services agreements with Sprint Nextel under which we and Sprint Nextel will provide certain specified services to the other on an interim basis. Among the principal services to be provided by Sprint Nextel to us are:

•	customer bill printing and mailing services;

•	information technology application and support services;

•	data center services; and

•	employee human resources helpdesk services (including the employee solutions network).

Among the principal services to be provided by us to Sprint Nextel are:

•	billing support services for Sprint Nextel local products (e.g., cable and VoIP);

•	field technician support for complex voice customers; and

•	information technology application services.

The services will generally be provided for up to two years following the distribution date unless a particular service is terminated pursuant to the agreement. The party receiving a service can generally terminate that service on 60 days advance notice.

We and Sprint Nextel will pay fees to each other for the services provided, which generally are intended to allow the party providing the service to recover all of its direct and indirect costs.

Generally, neither we nor Sprint Nextel will be liable to the other in connection with providing services under the transition services agreements as long as the services are performed at substantially the same service levels as the company providing the services performs for itself. In general, no party will be liable to the other under the transition services agreements for direct damages in excess of $10 million in the aggregate, unless the damages were the result of the party’s gross negligence, willful misconduct, fraud or breach of an obligation of confidentiality or of an obligation to indemnify the other in connection with a third party claim.

Tax Sharing Agreement

The tax sharing agreement will govern both our and Sprint Nextel’s rights and obligations after the distribution with respect to taxes for both pre- and post-distribution periods.

We will generally be required to indemnify Sprint Nextel against any tax resulting from the distribution if that tax results from (1) an issuance of our equity securities, a redemption of our equity securities or our involvement in other acquisitions of our equity securities, (2) other actions or failures to act by us or (3) any of our representations or undertakings referred to in the tax sharing agreement being incorrect or violated. Sprint Nextel will generally be required to indemnify us for any tax resulting from the distribution if that tax results from (1) Sprint Nextel’s issuance of its equity securities, redemption of its equity securities or involvement in other acquisitions of its equity securities, (2) other actions or failures to act by Sprint Nextel or (3) any of Sprint Nextel’s representations or undertakings referred to in the tax sharing agreement being incorrect or violated.

In addition, to preserve the tax-free treatment to Sprint Nextel of the distribution, for a period of up to two years following the distribution, we will be prohibited, except in specified circumstances, from:

•	issuing (including, in some cases, as compensation to our employees), redeeming or being involved in other acquisitions of our equity securities;

•	transferring significant amounts of our assets;

•	amending our certificate of incorporation or bylaws;

•	failing to maintain certain components of our business as an active business; or

•	engaging in other actions or transactions that could jeopardize the tax-free status of the distribution.

Though valid as between the parties, the tax sharing agreement is not binding on the IRS and does not affect the several liability of Sprint Nextel and us for all U.S. federal taxes of the consolidated group relating to periods before the distribution date.

Intellectual Property Agreement

The intellectual property agreement will govern our relationship with Sprint Nextel with respect to patents, software, copyrights, know how and other proprietary information. Trademarks will be governed by a separate trademark license agreement, as discussed below.

Trademark Agreement

The trademark license agreement will give us the right to use the Sprint brand name and logo in a manner that is substantially consistent with their current use for a transitional period after the distribution date in connection with the operation of our business.

Employee Matters Agreement

Our employees immediately following the distribution will, as a general rule, continue to participate in employee benefit plans, which will provide the same benefits as those provided to those employees under Sprint Nextel’s employee benefit plans before the distribution, and the employee matters agreement will provide (where, and to the extent, appropriate) for the transfer of assets and liabilities from those Sprint Nextel employee benefit plans to our corresponding employee benefit plans. A wide range of plans will be subject to the employee matters agreement, including on the one hand our broad-based plans such as our pension plan, our 401(k) plan, our group health plan, and our flexible benefits plan and on the other hand our plans in which participation will be limited to our executives. The employee matters agreement also will provide rules (where appropriate) for granting credit under our plan for service credited under the corresponding Sprint Nextel plan, for granting credit under our plan for contributions made under the corresponding Sprint Nextel plan and for granting credit under our group health plan for co-payments made and deductible requirements satisfied under the corresponding Sprint Nextel group health plan.

SELLING NOTEHOLDER

The selling noteholder is Sprint Capital. We are currently a subsidiary of Sprint Nextel. Sprint Nextel has determined to spin off our company by distributing all of our common stock to its stockholders as a dividend. In connection with this spin-off, we will issue to Sprint Nextel $             aggregate principal amount of         % Notes due                     , $             aggregate principal amount of         % Notes due                     , and $             aggregate principal amount of         % Notes due                     . Sprint Nextel intends to transfer these notes to Sprint Capital Corporation in satisfaction of specified inter-company indebtedness owed by Sprint Nextel to Sprint Capital Corporation. Sprint Capital Corporation may then transfer the notes to a wholly owned subsidiary. Sprint Capital Corporation expects that it will not, directly or indirectly through its subsidiaries, own any of our notes or any of our other securities after the completion of this offering. We have other relationships with Sprint Nextel, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Agreements with Sprint Nextel.”

DESCRIPTION OF THE NOTES

The              notes, the              notes and the              notes will be issued under an indenture dated as of                     , 2006 between us and                     , as trustee. We have summarized the material terms of the indenture below. You should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meaning specified in the indenture. You can obtain copies of the indenture by following the directions described under the caption “Where You Can Find More Information.” In this section, references to “Embarq,” “our,” “we,” and similar terms mean Embarq Corporation, excluding its subsidiaries.

General

Embarq will issue the notes. The notes will have the following terms:

	Initial Principal Amount	Interest Rate	Maturity Date
notes	$	%
notes	$	%
notes	$	%

The notes will not be subject to any sinking fund provisions.

The indenture does not limit the aggregate principal amount of notes or other debt securities that Embarq may issue. Embarq may issue as many distinct series of debt securities under the indenture as it wishes. Embarq may also issue additional notes of any series offered by this prospectus without the consent of the holders of the outstanding notes of that series. Any such additional notes, together with all other outstanding notes of that series, will constitute a single series of debt securities under the indenture. The indenture also does not contain financial or similar restrictive covenants, except as described below in “—Restrictive Covenants.”

Payments on the Notes

Payments on notes issued as a global security will be made to the depositary, a successor depositary or, if no depositary is used, the paying agent for the notes. Principal and interest with respect to any certificated notes will be payable, the transfer of the notes will be registrable, and notes will be exchangeable for notes of other denominations of a like aggregate principal amount at the office or agency maintained by Embarq for this purpose in the Borough of Manhattan, New York City. However, at Embarq’s option, payment of interest may be made by check mailed to the address of the holder entitled to payment or by wire transfer to an account designated by the holder entitled to payment. Embarq will appoint an initial paying agent, transfer agent, and registrar for the notes. Embarq may at any time designate additional transfer agents and paying agents with respect to the notes and may remove any transfer agent, paying agent, or registrar for the notes. Embarq will at all times maintain a paying agent and transfer agent for the notes in the Borough of Manhattan, New York City.

Any monies deposited with the trustee or paying agent or held by Embarq in trust for the payment of principal of or interest on any note and remaining unclaimed for two years after the principal or interest has become due and payable will, at Embarq’s request, be repaid to Embarq or released from trust, as applicable, and the holder of the note must thereafter look, as a general unsecured creditor, only to us for payment.

Interest

Each              note, each              note and each              note will bear interest at the rate of         %,         % and         %, respectively, per year from the original issue date, payable semiannually in arrears on                      and              of each year, each an “interest payment date,” commencing                     , 2006, to the person in whose name the note is registered at the regular record date. The regular record date will be the fifteenth calendar day, whether or not a business day, immediately preceding the related interest payment date.

The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which interest is payable on the notes is not a business day, it will be paid on the next succeeding day that is a business day, without any interest or other payment in respect of the delay, with the same force and effect as if made on the scheduled payment date.

Ranking

The notes will be Embarq’s senior unsecured obligations and will rank equally with all of Embarq’s other existing and future senior unsecured indebtedness, including any indebtedness under Embarq’s credit facility. The notes will effectively rank junior to all indebtedness and other liabilities of Embarq’s subsidiaries.

Optional Redemption

The notes will be redeemable, as a whole or in part, at the option of Embarq, at any time or from time to time, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the notes. The redemption price for the notes will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate (as defined below) plus:

•	basis points for the notes

•	basis points for the notes

•	basis points for the notes

Accrued interest will be payable to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding the redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Comparable Treasury Issue” means, with respect to any redemption date, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for the redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than five Reference Treasury Dealer Quotations, the average of all quotations obtained. “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by Embarq.

“Reference Treasury Dealer” means each of                      and                      other primary U.S. Government securities dealers (each a “Primary Treasury Dealer”) selected by Embarq and their respective successors. If any of the foregoing ceases to be a Primary Treasury Dealer, Embarq will replace such Reference Treasury Dealer with another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed on any redemption date, the remaining scheduled payments of principal of and interest on the note that would be due after the redemption date but for the redemption. If the redemption date is not an interest payment date with respect to the note, then the Remaining Scheduled Payments will be reduced by the amount of interest accrued on the note to such redemption date.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption unless Embarq defaults in the payment of the redemption price and accrued interest. On or before the redemption date, Embarq will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes are to be redeemed, the notes to be redeemed will be selected by the trustee by whatever method the trustee considers fair and appropriate.

The terms of the notes do not prohibit us from purchasing notes on the open market.

Restrictive Covenants

We may not, and may not permit our Restricted Subsidiaries to, create, incur, or allow to exist any Lien on any of our or their property or assets now owned or acquired at a later time unless:

•	the Lien is a Permitted Lien,

•	the outstanding notes are equally and ratably secured by the Lien, or

•	the aggregate principal amount of indebtedness secured by the Lien and all other Liens on the property or assets of Embarq and its Restricted Subsidiaries, other than Permitted Liens, plus the Attributable Debt in respect of any Sale and Leaseback Transaction does not exceed 15% of our Consolidated Net Tangible Assets.

Definitions. Under the indenture:

“Attributable Debt” of a Sale and Leaseback Transaction means, at any date, the total net amount of rent required to be paid under the lease during the remaining term of the lease, excluding any subsequent renewal or other extension options held by the lessee, discounted from the respective due dates of the amounts to the date of determination at the rate of interest per year implicit in the terms of the lease, as determined in good faith by us, compounded annually. The net amount of rent required to be paid under any lease during the remaining term will be the remaining amount of rent payable, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates, and similar charges and contingent rents.

“Capital Lease Obligations” means indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles. The amount of indebtedness is the capitalized amount of the obligations determined in accordance with generally accepted accounting principles consistently applied.

“Consolidated Net Tangible Assets” means our and our subsidiaries’ consolidated total assets as reflected in our most recent balance sheet preceding the date of determination, prepared in accordance with generally accepted accounting principles consistently applied, less

•	current liabilities, excluding current maturities of long-term debt and Capital Lease Obligations, and

•	goodwill, tradenames, trademarks, patents, minority interests of others, unamortized debt discount and expense, and other similar intangible assets, other than any investments in permits or licenses issued, granted, or approved by the Federal Communications Commission or any state regulatory commission.

“Lien” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement or zoning restriction, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to property including any Capital Lease Obligation, conditional sale, or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction.

“Permitted Liens” means:

(1) Liens existing on                     , 2006;

(2) Liens on property existing at the time of acquisition of the property or to secure the payment of all or any part of the purchase price of the property or to secure any indebtedness incurred before, at the time of, or within 270 days after the acquisition of the property for the purpose of financing all or any part of the purchase price of the property;

(3) Liens securing indebtedness owed by a Restricted Subsidiary to us or any of our wholly owned subsidiaries;

(4) Liens on property of any entity, or on the stock, indebtedness, or other obligations of any entity, existing at the time

•	the entity becomes a Restricted Subsidiary,

•	the entity is merged into or consolidated with us or a Restricted Subsidiary, or

•	we or a Restricted Subsidiary acquire all or substantially all of the assets of the entity,

but only if the Liens do not extend to any other property of ours or property of any other Restricted Subsidiary;

(5) Liens on property to secure any indebtedness incurred to provide funds for all or any part of the cost of development of or improvements to the property;

(6) Liens on our property or the property of any of our Restricted Subsidiaries securing

•	nondelinquent performance of bids or contracts, other than for borrowed money, obtaining of advances or credit or the securing of debt,

•	contingent obligations on surety and appeal bonds, and

•	other nondelinquent obligations of a similar nature,

in each case, incurred in the ordinary course of business;

(7) Liens securing Capital Lease Obligations, but only if

•	the Liens attach to the property within 270 days after its acquisition, and

•	the Liens attach solely to the property so acquired;

(8) Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of set-off, or similar rights, and remedies as to deposit accounts or other funds, but only if the deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by us or a Restricted Subsidiary, as applicable, in excess of those set forth by regulations promulgated by the Federal Reserve Board, provided that the deposit account is not intended by us or the Restricted Subsidiary to provide collateral to the depository institution;

(9) pledges or deposits under worker’s compensation laws, unemployment insurance laws, or similar legislation;

(10) statutory and tax Liens for sums not yet due or delinquent or which are being contested or appealed in good faith by appropriate proceedings;

(11) Liens arising solely by operation of law, such as mechanics’, materialmen’s, warehouseman’s and carriers’ Liens, and Liens of landlords or of mortgages of landlords, on fixtures and movable property located on premises leased in the ordinary course of business;

(12) Liens on personal property, other than shares of stock or indebtedness of any Restricted Subsidiary, to secure loans maturing not more than one year from the date of the creation of the loan and on accounts receivable associated with a receivables financing program of ours or any of our Restricted Subsidiaries;

(13) any Lien created by or resulting from litigation or any other proceeding against us or any Restricted Subsidiary, or upon property of ours or of a Restricted Subsidiary, or any lien for worker’s compensation awards or similar awards, so long as the finality of the judgment or award is being contested and execution on the judgment or award is being stayed or the Lien relates to a final unappealable judgment that is satisfied within 30 days of the judgment, or any Lien incurred by us or any Restricted Subsidiary for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding, as long as the judgment or award does not constitute an Event of Default under clause (5) of “—Events of Default” below;

(14) Liens on our real property or the real property of a Restricted Subsidiary that constitute minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines, and other similar purposes, or zoning or other restrictions as to the use of the real property, as long as all of the liens referred to in this clause (14) in the aggregate do not at any time materially detract from the value of the real property or materially impair its use in the operation of our business or the business of our subsidiaries;

(15) Liens on our property or the property of a Restricted Subsidiary securing indebtedness or other obligations issued by the United States of America or any state or any department, agency, or instrumentality or political subdivision of the United States of America or any state, or by any other country or any political subdivision of any other country, to finance all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue, or similar financings; and

(16) any renewal, extension or replacement of any Lien permitted pursuant to (1), (2), (4), (5), (7), and (15) above or of any indebtedness secured by any such Lien, as long as the extension, renewal, or, replacement Lien is limited to all or any part of the same property that secured the Lien extended, renewed, or replaced, plus improvements on the property and the principal amount of indebtedness secured by the Lien and not otherwise authorized by clauses (1), (2), (4), (5), (7), and (15) does not exceed the principal amount of indebtedness plus any premium or fee payable in connection with the renewal, extension or replacement so secured at the time of the renewal, extension or replacement.

“Receivables Subsidiary” means a special purpose wholly owned subsidiary created in connection with any transactions that may be entered into by us, or any of our subsidiaries pursuant to which we or any of our subsidiaries may sell, convey, grant a security interest in, or otherwise transfer undivided percentage interests in its receivables.

“Restricted Subsidiary” means any subsidiary of ours, other than a Receivables Subsidiary, if:

•	the subsidiary has substantially all of its property in the United States, other than its territories and possessions; and

•	at the end of our most recent fiscal quarter preceding the date of determination, the aggregate amount, determined in accordance with generally accepted accounting principles consistently applied, of securities of, loans and advances to, and other investments in, the subsidiary held by us and our other subsidiaries, less any securities of, loans and advances to, and other investments in us and our other subsidiaries held by the subsidiary or any of its subsidiaries, exceeded 15% of our Consolidated Net Tangible Assets.

“Sale and Leaseback Transaction” means any direct or indirect arrangement pursuant to which property is sold or transferred by us or a Restricted Subsidiary and is thereafter leased back from the purchaser or transferee by us or the Restricted Subsidiary.

Events of Default

Definition. The indenture defines an Event of Default with respect to notes of any series as any one of the following events:

(1) failure to pay principal of or any premium on any note of that series at maturity;

(2) failure to pay any interest on any note of that series when due that continues for 30 days;

(3) failure to perform any other covenant or warranty in the indenture that continues for 60 days after written notice as provided in the indenture;

(4) default resulting in acceleration of more than $100 million in aggregate principal amount of any indebtedness for money borrowed by us or any other subsidiary of ours under the terms of the instrument under which that indebtedness is issued or secured, if that indebtedness is not discharged or acceleration is not rescinded or annulled within 10 days after written notice as provided in the indenture; and

(5) certain events of bankruptcy, insolvency or reorganization.

Remedies. If an Event of Default with respect to the notes occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of all the notes to be due and payable immediately by written notice as provided in the indenture. Notwithstanding the foregoing, if an Event of Default described in clause (5) with respect to any notes occurs and is continuing, then all of the notes shall become immediately due and payable without any further act by us, any holder or the trustee. At any time after a declaration of acceleration with respect to the notes has been made and before a judgment or decree for payment of the money due based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding notes may, in accordance with the indenture, rescind and annul the acceleration.

Obligations of Trustee. The indenture provides that the trustee will be under no obligation, subject to the duty of the trustee during the continuance of default to act with the required standard of care, to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless the holders offer reasonable indemnity to the trustee. Subject to the provisions for indemnification of the trustee, the holders of a majority in principal amount of the outstanding notes will have the right, in accordance with applicable law, to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

Under the indenture, we must furnish to the trustee annually a statement regarding the performance of our respective obligations under the indenture and as to any default in performance.

No holder of notes of a series may institute any action against us under the indenture unless:

(1) that holder gives advance written notice of the event of default to the trustee;

(2) the holders of a majority in aggregate principal amount of the outstanding notes of all series directly affected by that event of default request the trustee to institute such action;

(3) that holder has offered the trustee reasonable indemnity; and

(4) the trustee has not instituted such action within 60 days of such request.

Furthermore, no holder of notes will be entitled to institute any such action if, and to the extent that, the action would disturb or prejudice the rights of other holders of notes of the series.

Modification and Waiver

Modifications and Amendments. We and the trustee may modify and amend the indenture, in most cases only with the consent of the holders of a majority in principal amount of the notes of each series affected by the modification or amendment.

However, we may not, without the consent of the holder of each outstanding note affected:

•	change the date specified in the note for the payment of the principal of, or any installment of principal of or interest on, the note,

•	reduce the principal amount of, or any premium or interest on, any note,

•	change the place or currency of payment of principal of, or any premium or interest on any note,

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note or

•	reduce the percentage in principal amount of outstanding notes, the consent of whose holders is required to modify or amend the indenture or to waive compliance with certain provisions of the indenture or to waive certain defaults.

Waivers. The holders of a majority in principal amount of the outstanding notes may on behalf of the holders of all notes waive compliance by us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding notes may on behalf of the holders of all notes waive any past default under the indenture with respect to the notes, except a default in the payment of the principal of or any premium or interest on any note or in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note.

Consolidation, Merger and Conveyances

We may not consolidate with or merge into any other person or convey, transfer, or lease all or substantially all of our properties and assets in any one transaction or series of transactions, and we may not permit any person to consolidate with or merge into us or convey, transfer, or lease all or substantially all of its properties and assets in any one transaction or series of transactions to us, unless:

•	we are the continuing corporation or the successor entity is a corporation, partnership, limited liability company or trust and assumes our obligations under the notes and the indenture,

•	the successor person is organized under the laws of any United States jurisdiction,

•	after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has happened and is continuing, and

•	certain other conditions specified in the indenture are met.

Thereafter, if we are not the successor person, all of our obligations terminate.

Defeasance

The indenture provides that we may elect either:

•	to defease and be discharged from any and all obligations with respect to the notes, with certain limited exceptions described below, which we refer to as full defeasance, or

•	to be released from our obligations with respect to the notes under the restrictive covenants in the indenture and the related Events of Default as well as the Event of Default consisting of the cross-default to other indebtedness, which we refer to as covenant defeasance.

In order to accomplish full defeasance or covenant defeasance, we must deposit with the trustee, or other qualifying trustee, in trust, money or U.S. government obligations that, through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the notes on the scheduled due dates for the payments. Such a trust may be established only if, among other things, we deliver to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize gain or loss for federal income tax purposes as a result of full defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if full defeasance or covenant defeasance had not occurred. The opinion, in the case of full defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after                     . Obligations not discharged in a full defeasance include those relating to the rights of holders of outstanding notes to receive, solely from the trust fund described above, payments in respect of the principal of and any premium and interest on notes when due as set forth in the indenture, and obligations to register the transfer or exchange of the notes, to replace temporary or mutilated, destroyed, lost, or stolen notes, to maintain an office or agency in respect of the notes, to hold moneys for payment in trust, and to compensate, reimburse, and indemnify the trustee.

Regarding the Trustee

We may have a normal business banking relationship with the trustee, including the maintenance of accounts and the borrowing of funds. The trustee may own notes.

Governing Law

New York law, without regard to principles of conflicts of law, will govern the indenture and the notes.

Book-Entry System

The notes will be initially issued in the form of one or more global securities registered in the name of The Depository Trust Company, which we refer to as “DTC,” or in the name of its nominee.

Upon the issuance of a global security, DTC or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the notes represented by the global security purchased by those persons in the offering. The accounts will be designated by the underwriters. Ownership of beneficial interests in a global security may be held through either DTC (in the United States) or (in Europe) Clearstream Banking, societé anonyme, or Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, or the Euroclear Operator, either directly if the holders are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) or by its participants (with respect to the owners of beneficial interests in the global security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. Those limits and laws may impair the ability to transfer beneficial interests in a global security.

Payment of principal of and interest on notes represented by a global security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented by the global security for all purposes under the indenture. We have been advised by DTC that upon receipt of any payment of principal of or interest on any global security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of the global security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

A global security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A global security is exchangeable for certificated notes only if:

•	DTC notifies us that it is unwilling or unable to continue as a depositary for the global security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act,

•	we in our discretion at any time determine not to have all the notes represented by the global security, or

•	there shall have occurred and be continuing a default or an Event of Default with respect to the notes represented by the global security.

Any global security that is exchangeable for certificated notes pursuant to the preceding sentence will be exchanged for certificated notes in authorized denominations and registered in such names as DTC or any successor depositary holding the global security may direct. Subject to the foregoing, a global security is not exchangeable, except for a global security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. If a global security becomes exchangeable for certificated notes,

•	certificated notes will be issued only in fully registered form in denominations of $1,000 or integral multiples of $1,000,

•	payment of principal of, and premium, if any, and interest on, the certificated notes will be payable, and the transfer of the certificated notes will be registrable, at the office or agency that we maintain for such purposes, and

•	no service charge will be made for any registration of transfer or exchange of the certificated notes, although we may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection with the transfer or exchange.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back-valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

So long as DTC or any successor depositary for a global security, or any nominee, is the registered owner of the global security, DTC or the successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. Except as set forth above, owners of beneficial interests in a global security will not be entitled to have the notes represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in definitive form, and will not be considered to be the owners or holders of any notes under the global security. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC or any successor depositary, and, if that person is not a participant, on the procedures of the participant through which they own their interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global security desires to give or take any action that a holder is entitled to give or take under the indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take the action, and the participants would authorize beneficial owners owning through them to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Clearstream was incorporated as a limited liability company under Luxembourg law. Clearstream is owned by Cedel International, société anonyme, and Deutsche Börse AG. The shareholders of these two entities are banks, securities dealers and financial institutions. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing and collateral management. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with the Euroclear Operator to facilitate settlement of trades between Clearstream and Euroclear.

As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream participants are limited to securities brokers and dealers and banks, and may include the underwriters of the debt securities offered by means of this prospectus or one or more of their affiliates. Other institutions that maintain a custodial relationship with a Clearstream participant may obtain indirect access to Clearstream. Clearstream is an indirect participant in DTC.

Distributions with respect to the debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with it rules and procedures, to the extent received by Clearstream.

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries, generally similar to the arrangements for cross-market transfers with DTC. Euroclear is operated by the Euroclear Operator under contract with Euroclear Clearance System plc, a United Kingdom corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Euroclear Clearance System. The Euroclear Clearance System establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters for this offering or one or more of their affiliates. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear Operator is a Belgian bank, which is regulated and examined by the Belgian Banking Commission and the National Bank of Belgium. The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern transfers of securities and cash within Euroclear; withdrawal of securities and cash from Euroclear; and receipts of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants. Distributions with respect to debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with Euroclear’s terms and conditions, to the extent received by the Euroclear Operator and by Euroclear.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of interests in global securities among participants of DTC, Euroclear and Clearstream they are under no obligation to perform or continue to perform those procedures, and the procedures may be discontinued at any time. None of us, the trustee or the underwriters have any responsibility for the performance by DTC, Euroclear and Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, certain U.S. federal income tax considerations with respect to the purchase, ownership and disposition of notes. This summary deals only with holders that purchase notes in the initial offering at their initial offering price and that hold such notes as capital assets.

This summary is based upon provisions of the Code, U.S. Treasury regulations under the Code, administrative rulings, judicial interpretations of the Code, and practice, each as of the date hereof. These authorities may be changed, perhaps retroactively, or be subject to differing interpretations, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a “real estate investment trust,” “regulated investment company,” financial institution, tax-exempt entity, insurance company, entity treated as a partnership for U.S. federal income tax purposes, dealer in securities or foreign currencies, trader who elects to mark its securities to market, U.S. person whose “functional currency” is not the U.S. dollar, if you hold the notes as part of a hedge, straddle, “constructive sale,” “conversion” or other integrated transaction, if you are a shareholder, partner, or beneficiary of a holder of notes, or if you are a U.S. expatriate, “controlled foreign corporation” or “passive foreign investment company”), and it generally does not address any federal taxes other than U.S. federal income tax. It also does not include any description of any alternative minimum tax consequences or of the tax laws of any state or local government or of any foreign government that may be applicable to the notes. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary.

If an entity classified as a partnership for U.S. federal income tax purposes holds a note, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult with your own tax advisors concerning the particular U.S. federal income tax consequences of the purchase, ownership and disposition of the notes, as well as the consequences arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. income tax consequences.

A “U.S. holder” means a beneficial owner of a note that is any of the following for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” means a beneficial owner of a note that is not an entity treated as a partnership for U.S. federal income tax purposes and is not a U.S. holder.

U.S. Federal Income Tax Consequences to U.S. Holders

Payments of Interest

Interest on a note will generally be taxable to you as ordinary interest income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Sale, Exchange and Retirement of the Notes

On the sale, exchange or retirement of a note:

•	You will have taxable gain or loss equal to the difference between the amount received by you (other than amounts representing accrued and unpaid interest not previously included in income, which are taxable as ordinary interest income) and your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal your purchase price for such note (net of any accrued interest) less any principal payments received by you.

•	It is expected that the notes will be sold in the offering at a price that would not create market discount to a purchaser of notes in the offering. If this is the case, your gain or loss will generally be a capital gain or loss and will be a long-term capital gain or loss if you have held the note for more than one year at the time of disposition. Long-term capital gains of non-corporate U.S. holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitation.

•	If you sell a note between interest payment dates, a portion of the amount you receive will reflect interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sales proceeds.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

The rules governing U.S. federal income taxation of a beneficial owner of notes that, for U.S. federal income tax purposes, is a non-U.S. holder are complex and no attempt will be made in this prospectus to provide more than a summary of these rules. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the notes, including any reporting requirements.

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax will not apply to any payment of principal or stated interest on a note provided that:

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable U.S. Treasury regulations;

•	you are not a controlled foreign corporation that is related to us, directly or constructively, through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code;

•	such interest is not effectively connected with your conduct of a U.S. trade or business (or, if certain tax treaties apply, is not attributable to a U.S. permanent establishment maintained by you); and

•	either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury regulations.

Special certification and other rules apply to certain non-U.S. holders that are entities rather than individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us or our paying agent with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on a note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S. (as discussed below under “—U.S. Federal Income Tax”).

You are urged to consult your tax advisor regarding the availability of the above exemptions and the procedure for obtaining such exemptions, if available. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

The 30% U.S. federal withholding tax (or, if applicable, a lower treaty tax rate) generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

U.S. Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if certain tax treaties apply, the interest is attributable to a permanent establishment maintained by you in the United States), you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided you comply with certain certification and disclosure requirements discussed above in “—U.S. Federal Withholding Tax”) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of such effectively connected interest.

Any gain realized on the disposition of a note generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if applicable under a tax treaty, attributable to a permanent establishment maintained by you in the United States), in which case if you are a foreign corporation the branch profits tax described above may also apply, or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

U.S. Federal Estate Tax

If you are an individual who at death is not a U.S. citizen or resident (as specifically defined for U.S. federal estate tax purposes), your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that (1) you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable U.S. Treasury regulations and (2) interest on those notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

Information Reporting and Backup Withholding

In general, interest payments, principal payments, and proceeds received from the sale of a note will be reported to U.S. holders and to the IRS. In addition, a U.S. holder of a note may be subject to backup withholding tax at the applicable rate with respect to such payments or proceeds if the U.S. holder (i) fails to furnish the payor with a correct taxpayer identification number or other required certification; (ii) the holder has been notified by the IRS that the holder is subject to backup withholding for failing to report interest or dividends required to be shown on the holder’s U.S. federal income tax returns; or (iii) under certain circumstances, fails to certify, under penalties of perjury, that it has not been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments. Certain U.S. holders, including generally corporations and tax-exempt entities, are exempt from information reporting and backup withholding.

In general, interest payments to non-U.S. holders and the amount of tax withheld with respect to such payments, if any, will be reported to the non-U.S. holder and the IRS. In addition, copies of those information returns also may be made available, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the non-U.S. holder resides or is incorporated. A non-U.S. holder will not be subject to backup withholding with respect to interest or principal payments on the notes if such holder has provided the statement described above in the last bullet point under “—U.S. Federal Withholding Tax” and the payor does not have actual knowledge or reason to know that the holder is a U.S. person. However, information reporting may still apply to interest payments. In addition, a non-U.S. holder generally will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the holder is a U.S. person or the holder otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining those exemptions, if available.

Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or credit against a holder’s federal income tax liability, as long as the required information is timely furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement among Embarq, Sprint Capital and                     , on behalf of themselves and the other underwriters named in the table below, Sprint Capital has agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below. The joint book-running managers are                     .

Underwriter	Principal Amount of Notes		Principal Amount of Notes		Principal Amount of Notes
		$		$		$

Total	$		$		$

The following table shows the underwriting discounts and commissions to be paid to the underwriters by Sprint Capital in connection with the offering (expressed as a percentage of the principal amount of the notes):

Notes	Underwriting Discounts
Per note	%
Per note	%
Per note	%

Sprint Capital has been advised by the underwriters that they propose initially to offer the notes to the public at the public offering prices set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess of:

•	% of the principal amount in the case of the notes

•	% of the principal amount in the case of the notes

•	% of the principal amount in the case of the notes

The underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of:

•	% of the principal amount in the case of the notes

•	% of the principal amount in the case of the notes

•	% of the principal amount in the case of the notes

After the initial public offering, the public offering prices and such concessions may be changed from time to time. In addition to underwriting discounts, we estimate that the total expenses payable by us and Sprint Capital in connection with the offering of the notes will be approximately $             million.

The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any securities exchange or include the notes in any automated quotation system. We have been advised by the underwriters that they intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the notes if any are purchased.

In connection with the offering, certain underwriters and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which these persons may bid for or purchase notes for the purpose of stabilizing the market price of the notes. The underwriters also may create a short position for the account of the underwriters by selling more notes in connection with the offering than they are committed to purchase from Sprint Capital, and in such case may purchase notes in the open market following completion of this offering to cover the short position. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions. Any of the transactions described in this paragraph may result in the maintenance of the price of the notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used in this prospectus means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

Certain of the underwriters or their affiliates have provided banking and other financial services to Embarq, Sprint Nextel or their affiliates from time to time for which they have received customary fees and expenses. We expect that certain of the underwriters or their affiliates may also be parties to our credit facility. Certain of the underwriters or their affiliates will in the future continue to provide banking and other financial services to Embarq, Sprint Nextel or their affiliates for which they will receive customary compensation.

The underwriting agreement provides that Embarq will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the underwriters may be required to make in respect of any of these liabilities.

LEGAL MATTERS

The validity of the notes offered by this prospectus will be passed upon for us by King & Spalding LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by                                                                                  .

EXPERTS

Our combined balance sheets as of September 30, 2005 and December 31, 2004, and the related combined statements of operations, cash flows and business equity and comprehensive income (loss) for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003 and financial statement schedule, included in this prospectus, have been audited by KPMG LLP, our independent registered public accounting firm. Such combined financial statements and financial statement schedule have been so included in reliance on the report of such independent registered public accounting firm given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to the sale of the notes as contemplated by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and the notes, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any website referenced in this prospectus is not incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

After the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

We will make available free of charge most of our future SEC filings through our Internet website (www.embarq.com) as soon as reasonably practicable after we electronically file these materials with the SEC. You will be able to access these future SEC filings via the hyperlink that we will provide on our website to the SEC’s website. You may also request a copy of our future SEC filings at no cost, by writing or telephoning us at:

5454 West 110th Street

Overland Park, Kansas 66211

(800) 829-0965

Attn: Corporate Secretary

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page Reference

Embarq Corporation (formerly the New Local Company) Combined Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Combined Statements of Operations for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003	F-3

Combined Balance Sheets as of September 30, 2005 and December 31, 2004	F-4

Combined Statements of Cash Flows for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003	F-6

Combined Statements of Business Equity and Comprehensive Income (Loss) for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003	F-7

Notes to Combined Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors

Sprint Nextel Corporation:

We have audited the accompanying combined balance sheets of Embarq Corporation (formerly the New Local Company) (the “Company”) as of September 30, 2005 and December 31, 2004, and the related combined statements of operations, cash flows and business equity and comprehensive income (loss) for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003. In connection with our audits of the combined financial statements, we also have audited the financial statement schedule, Schedule II-Combined Valuation and Qualifying Accounts. These combined financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Embarq Corporation as of September 30, 2005 and December 31, 2004, and the results of its operations and its cash flows for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/    KPMG LLP

Kansas City, Missouri

January 18, 2006, except

as to note 1, which is as of

February 9, 2006.

EMBARQ CORPORATION (formerly the New Local Company)

COMBINED STATEMENTS OF OPERATIONS

	Nine months ended September 30, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	(millions)
Net Operating Revenues	$4,651	$6,139	$6,159

Operating Expenses
Costs of services and products	1,682	2,095	2,148
Selling, general and administrative	891	1,328	1,281
Depreciation and amortization	827	1,086	1,089
Restructuring and asset impairments	4	40	25

Total operating expenses	3,404	4,549	4,543

Operating Income	1,247	1,590	1,616

Interest expense	(63)	(102)	(116)
Premium on early retirement of debt	—	—	(5)
Other expense, net	5	(2)	(6)

Income from continuing operations before income taxes	1,189	1,486	1,489
Income tax expense	(466)	(569)	(569)

Income from Continuing Operations	723	917	920

Discontinued operations, net	—	—	376
Cumulative effect of change in accounting principle, net	—	—	258

Net Income	$723	$917	$1,554

See accompanying Notes to Combined Financial Statements.

EMBARQ CORPORATION (formerly the New Local Company)

COMBINED BALANCE SHEETS

	September 30, 2005	December 31, 2004
	(millions)
Assets
Current assets
Cash and equivalents	$85	$113
Accounts receivable, net of allowance for doubtful accounts of $57 and $61	632	636
Inventories	186	166
Deferred tax assets	12	26
Other deferred charges	57	60
Other assets	15	53

Total current assets	987	1,054

Gross property, plant and equipment	19,683	19,470
Accumulated depreciation	(11,916)	(11,493)

Net property, plant and equipment	7,767	7,977

Goodwill	11	11
Prepaid pension asset	206	157
Other assets	132	130

Total	$9,103	$9,329

See accompanying Notes to Combined Financial Statements.

EMBARQ CORPORATION (formerly the New Local Company)

COMBINED BALANCE SHEETS (continued)

	September 30, 2005	December 31, 2004
	(millions)
Liabilities and Business Equity
Current liabilities
Current maturities of long-term debt	$2	$115
Accounts payable	401	411
Accrued taxes	152	110
Advance billings	160	153
Accrued restructuring costs	3	15
Payroll and employee benefits	112	118
Deferred revenue	57	60
Accrued interest	27	38
Other	59	64

Total current liabilities	973	1,084

Noncurrent liabilities
Long-term debt	1,123	1,125
Deferred income taxes	1,294	1,269
Net postretirement and other benefit obligations	808	834
Other	52	57

Total noncurrent liabilities	3,277	3,285

Total business equity	4,853	4,960

Total	$9,103	$9,329

See accompanying Notes to Combined Financial Statements.

EMBARQ CORPORATION (formerly the New Local Company)

COMBINED STATEMENTS OF CASH FLOWS

	Nine months ended September 30, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	(millions)
Operating Activities

Net income	$723	$917	$1,554
Adjustments to reconcile net income to net cash provided by operating activities:
Discontinued operations, net	—	—	(376)
Cumulative effect of change in accounting principle, net	—	—	(258)
Depreciation and amortization	827	1,086	1,089
Deferred income taxes	36	172	254
Net changes related to discontinued operations	—	—	(271)
Changes in assets and liabilities:
Accounts receivable, net	4	(11)	40
Inventories and other current assets	21	90	(80)
Accounts payable and other current liabilities	(90)	(122)	(43)
Noncurrent assets and liabilities, net	(75)	(62)	(124)
Other, net	9	(6)	19

Net cash provided by operating activities	1,455	2,064	1,804

Investing Activities

Capital expenditures	(543)	(975)	(1,118)
Proceeds from divestiture of directory business	—	—	647
Other, net	8	13	19

Net cash used by investing activities	(535)	(962)	(452)

Financing Activities

Payments on debt	(115)	(152)	(247)
Changes in short-term borrowings	—	—	(393)
Dividends paid to Sprint Nextel	(833)	(865)	(683)
Other, net	—	—	(4)

Net cash used by financing activities	(948)	(1,017)	(1,327)

(Decrease) increase in Cash and Equivalents	(28)	85	25
Cash and Equivalents at Beginning of Period	113	28	3

Cash and Equivalents at End of Period	$85	$113	$28

Supplemental Cash Flow Information
Cash paid for interest net of amount capitalized	$74	$109	$121
Cash paid to Sprint Nextel for income taxes	$374	$408	$564

See accompanying Notes to Combined Financial Statements.

EMBARQ CORPORATION (formerly the New Local Company)

COMBINED STATEMENTS OF BUSINESS EQUITY AND

COMPREHENSIVE INCOME (LOSS)

	Business Equity	Accumulated Other Comprehensive Income (Loss)		Total Business Equity
		Unrealized Gain (Loss) on Investments, Net of Tax	Additional Minimum Pension Liability, Net of Tax
	(millions)
January 1, 2003 balance	$4,559	$6	$(561)	$4,004
Changes other than transactions with equity owners:
Net income	1,554	—	—	1,554
Net unrealized holding loss on securities, net of tax	—	(1)	—	(1)
Net reclassification adjustment for gains included in net income, net of tax	—	(4)	—	(4)
Net minimum pension liability adjustment, net of tax	—	—	19	19

Total changes other than transactions with equity owners	1,554	(5)	19	1,568
Dividends paid to Sprint Nextel	(683)	—	—	(683)

December 31, 2003 balance	5,430	1	(542)	4,889
Changes other than transactions with equity owners:
Net income	917	—	—	917
Reclassification adjustment for gains included in net income, net of tax	—	(1)	—	(1)
Net minimum pension liability adjustment, net of tax	—	—	20	20

Total changes other than transactions with equity owners	917	(1)	20	936
Dividends paid to Sprint Nextel	(865)	—	—	(865)

December 31, 2004 balance	5,482	—	(522)	4,960
Changes other than transactions with equity owners:
Net income	723	—	—	723
Net minimum pension liability adjustment, net of tax	—	—	3	3

Total changes other than transactions with equity owners	723		3	726
Dividends paid to Sprint Nextel	(833)	—	—	(833)

September 30, 2005 balance	$5,372	$—	$(519)	$4,853

See accompanying Notes to Combined Financial Statements.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Formation of the Entity and Nature of Operations

In December 2004, Sprint Nextel Corporation, or Sprint Nextel, formerly Sprint Corporation, announced its intention to separate its local communications business, including consumer, business and wholesale operations from its other businesses and then distribute the equity to the Sprint Nextel stockholders in a transaction that is expected to be tax free. On February 1, 2006, the local communications business, including wholesale product distribution, formerly the New Local Company, announced its new name—Embarq Corporation (Embarq).

Embarq consists mainly of regulated incumbent local phone companies operating in 18 states. Embarq provides local voice and data services, including high-speed Internet, for customers within its local service territories. Embarq also provides access to its local network and other wholesale communications services for other carriers, sales of communications equipment, and other services to residential and business customers. Embarq also provides wireless, video and nationwide long distance services to customers within its local service territories through agency relationships.

As of September 30, 2005, Embarq had approximately 14,500 active employees. Approximately 7,100 employees (49%) were represented by unions which are subject to collective bargaining agreements.

Basis of Presentation

Embarq is presenting the Combined Balance Sheets as of September 30, 2005 and December 31, 2004. The Combined Statements of Operations, Combined Statements of Cash Flows, and the Combined Statements of Business Equity and Comprehensive Income (Loss) are presented for the nine months ended September 30, 2005 and for the years ended December 31, 2004 and December 31, 2003.

The Embarq combined financial statements were prepared using the specific financial accounting records of the entities which comprise the local communications business, including wholesale product distribution, of Sprint Nextel. All entities included in Embarq are under Sprint Nextel’s common control. There are no minority interests. These combined financial statements have been presented using the historical results of operations and historical basis of assets and liabilities of these businesses, and have been presented as if Embarq separately owned and operated these businesses in the periods presented. All intercompany transactions between these combined entities have been eliminated.

The combined financial statements are prepared using accounting principles generally accepted in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates. Additionally, the assets and liabilities included in Embarq combined financial statements herein may differ from the separated company upon completion of the distribution of the equity to the Sprint Nextel stockholders based on the specific definitive agreements signed between Sprint Nextel and Embarq. Embarq management believes that all historical costs of operations have been reflected in the combined financial statements.

Centralized Management Systems and Allocations

Sprint Nextel uses a centralized cash management program, where Sprint Nextel advances funds to and from its subsidiaries. These advances are accounted for as a short-term deposits or borrowings and bear interest at a market rate that is substantially equal to the rate the subsidiary would be able to obtain from third parties on a

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

short-term basis. Advance receivables with Sprint Nextel for purposes of these historical combined financial statements have been presented as “Cash and equivalents.” Advance payables with Sprint Nextel have been presented as “Short-Term Borrowings.”

Sprint Nextel provides facilities, information services, marketing and certain corporate and administrative services to its subsidiaries, including Embarq. Sprint Nextel directly assigns, where possible, related costs based on their use of these services. Where direct assignment is not possible, or practical, Sprint Nextel uses other indirect methods, including time studies and headcounts, to estimate the allocation of shared service costs to its subsidiaries. The services provided by Sprint Nextel to its subsidiaries are generally accounted for based on fully distributed costs, which Embarq believes approximates fair value. Related party payables to Sprint Nextel resulting from the allocation of shared service costs are settled approximately one month after their initial recognition. Related party payables for purposes of historical combined financial statements have been presented as “Accounts payable.”

See Note 12, Related Party Transactions for further information regarding allocations.

Income Taxes

Embarq’s operations are included in the consolidated federal income tax return and certain unitary or combined state income tax returns of Sprint Nextel. However, income taxes are calculated and provided for by Embarq on a separate tax return basis.

Embarq records deferred income taxes based on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis. See Note 9, Income Taxes for additional information on income taxes.

Revenue Recognition

Embarq recognizes operating revenues in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition. Operating revenues are recognized as services are rendered or as products are delivered to customers. Certain service activation and installation fees are deferred and amortized over the average life of the customer.

Advertising Expense

Embarq recognizes advertising expenses as incurred. These expenses include production, media and other promotional and sponsorship costs. Advertising expenses totaled $57 million for the nine months ended September 30, 2005, and $68 million and $70 million for the years ended December 31, 2004 and 2003, respectively.

Cash and Equivalents

Embarq utilizes Sprint Nextel’s controlled disbursement banking arrangements as part of its cash management program. Sprint Nextel borrows funds from Embarq on a short-term basis. These related party receivables bear market-rate interest and are presented as “Cash and equivalents.” Outstanding checks in excess of cash balances are included in “Accounts payable.” Embarq had sufficient funds available to fund the outstanding checks when they were presented for payment.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Allowance for Doubtful Accounts

The allowance for doubtful accounts represents the estimate of uncollectible accounts receivable, with specific allowances for known troubled accounts. The estimate requires management’s judgment based on historical trending, industry norms and recognition of current market indicators, which are predictive of the future economic viability of our customer base.

Inventories

Inventories consist of materials and supplies (stated at average cost) and equipment held for resale (stated at the lower of cost or market). Cost is principally determined on a first-in first-out method.

Embarq’s inventory aggregated by class was as follows:

	September 30, 2005	December 31, 2004
	(millions)
Resale inventory	$160	$139
Other inventory	26	27

Total inventory	$186	$166

Property, Plant and Equipment

Property, plant and equipment is recorded at historical cost. Embarq follows a straight line method and group method of depreciation accounting. The costs of homogeneous units of property (e.g., poles) are aggregated to form group assets that are depreciated over an average economic useful life established for each group. Estimates and assumptions are used both in establishing the average economic lives and testing for recoverability for each group. Assumptions are based on internal studies of use, industry data on lives, recognition of technological advancements and understanding of business strategy. Assumptions are reevaluated annually. Generally, changes in economic life estimates are effected through changes in the remaining depreciable lives of the applicable group assets and are considered a change in accounting estimate in accordance with Accounting Principles Board, or APB, Opinion No. 20, Accounting Changes.

As part of the annual remaining life depreciation rate update process, rates were increased for the nine months ended September 30, 2005. This resulted in increased depreciation expense of $7 million. The depreciation rate update for the year ended December 31, 2004 resulted in decreased depreciation expense of $31 million. For the year ended December 31, 2003, the implementation of Statement of Financial Accounting Standards, or SFAS, No. 143, Accounting for Asset Retirement Obligations eliminated the accrual for removal costs from depreciation rates. The net change in rates resulted in a $139 million decrease in depreciation including a $96 million reduction from the extension of the schedule for converting circuit switches to packet switches.

Ordinary asset retirements are charged against accumulated depreciation with no gain or loss recognized. Repair and maintenance costs are expensed as incurred, as are asset removal costs where those costs exceed cash salvage.

Property, plant and equipment is evaluated for impairment whenever indicators of impairment exist. Accounting standards require that if an impairment indicator is present, Embarq must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash flows expected to result from the asset without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the fair value of the asset.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Network assets principally consist of metallic cable and wire facilities, fiber optic cable facilities, switching equipment, conduit, poles and other central office equipment. Asset lives generally range from 3 to 30 years.

Buildings and improvements principally consist of owned general office facilities and leasehold improvements. Asset lives generally range from 5 to 30 years.

Administrative and other assets principally consist of furniture, information technology equipment, and vehicles. Asset lives generally range from 3 to 15 years.

Embarq capitalizes software in accordance with American Institute of Certified Public Accountants, or AICPA, Statement of Position, or SOP, 98-1 Accounting for the Costs of Computer Software developed or obtained for Internal Use and Emerging Issues Task Force, or EITF, Issue No. 97-3 Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines Business Process Reengineering and Information Technology Transformation.

Embarq’s gross property, plant and equipment aggregated by asset type was as follows:

	September 30, 2005	December 31, 2004
	(millions)
Network assets	$18,057	$17,834
Buildings and improvements	923	912
Administrative and other assets	703	724

Gross property, plant and equipment	$19,683	$19,470

Capitalized Interest

Capitalized interest totaled $0.8 million for the nine months ended September 30, 2005, and $1.7 million and $1.2 million for the years ended December 31, 2004 and 2003, respectively. Capitalized interest is incurred in connection with the construction of capital assets. SFAS No. 34, Capitalization of Interest Costs, requires that assets under construction incur interest cost through the payment of cash or incurrence of an interest-bearing liability in order to qualify for interest capitalization.

Goodwill

Effective January 1, 2002, Sprint Nextel adopted SFAS No. 142, Goodwill and Other Intangible Assets. Upon adoption of this statement, amortization of goodwill and indefinite life intangibles ceased and accumulated amortization as of December 31, 2001 reduced the carrying value of these assets.

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in business combinations accounted for as purchases. The book value of goodwill was $11 million at September 30, 2005 and December 31, 2004 with virtually all attributed to acquisitions completed by Centel Corporation. Embarq evaluates goodwill for impairment on an annual basis and whenever events or circumstances indicate that these assets may be impaired. Embarq determines impairment by comparing net assets of the reporting unit to the respective fair value. In the event the unit’s net assets exceed its fair value, an implied fair value of goodwill must be determined by assigning the unit’s fair value to each asset and liability of the unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is measured by the difference between the goodwill carrying value and the implied fair value.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Restructuring Activity

In June 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard provides accounting guidance for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This standard revised guidance on when a liability for a cost associated with an exit or disposal activity is incurred. Sprint Nextel adopted this standard effective January 1, 2003 for restructuring activities occurring after that date.

Stock-based Compensation

Effective January 1, 2003, Sprint Nextel adopted SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, using the prospective method. Upon adoption, Embarq began expensing its allocated portion of Sprint Nextel’s stock based compensation based on the fair value of stock-based compensation of all grants, modifications or settlements made on or after January 1, 2003. Allocations are based on Embarq headcount as a percent of Sprint Nextel’s total employees.

Allocated compensation costs are expensed over the vesting period of the award using the straight-line method. The amount of compensation cost recognized at any date is at least equal to the vested portion of the award.

The following table illustrates the effect on net income of allocated stock-based compensation included in net income and the effect on net income of grants issued on or before December 31, 2002, had Embarq been allocated expense from Sprint Nextel under the fair value recognition provisions of SFAS No. 123.

	Nine months ended September 30, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	(millions)
Net income, as reported	$723	$917	$1,554
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	24	28	10
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(31)	(38)	(33)

Pro forma net income	$716	$907	$1,531

Embarq recognized pre-tax allocated charges of $38 million for the nine months ended September 30, 2005, and $44 million and $16 million for the years ended December 31, 2004 and 2003, respectively, related to stock-based grants issued after December 31, 2002.

As required by SFAS No. 123, in connection with the recombination of Sprint Nextel’s tracking stock in April 2004 as discussed below, Sprint Nextel accounted for the conversion of PCS stock options to FON stock options as a modification and accordingly applied stock option expensing to FON stock options resulting from the conversion of PCS stock options granted before January 1, 2003. This resulted in Embarq recognizing pre-tax non-cash allocated charges of $17 million in 2004 related to the recombination of FON common stock and PCS common stock.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

In 2003, Embarq recognized pre-tax non-cash allocated charges of $5 million in connection with separation agreements between Sprint Nextel and William T. Esrey, former chairman and chief executive officer, Ronald T. LeMay, former president and chief operating officer, and J. Richard Devlin, former executive vice president—general counsel, external affairs and corporate secretary. The charges were associated with accounting for modifications which accelerated vesting and extended exercise periods of stock options granted in prior periods, as required by SFAS No. 123.

Employee Benefits

Embarq employees were covered by a number of benefit plans sponsored by Sprint Nextel. These benefits include pension plans, defined contribution savings plans, postretirement benefits associated with medical and life insurance benefits, and various stock-based compensation plans. For further discussion of these benefit plans, see Notes 7 and 8.

2. Recombination of Tracking Stock

Prior to April 23, 2004, Sprint had two classes of common stock: PCS common stock and FON common stock. On April 23, 2004, Sprint Nextel recombined its two tracking stocks. Each share of PCS common stock automatically converted into 0.5 shares of FON common stock. As of April 23, 2004, the FON Group and the PCS Group ceased to exist, and FON common stock represented all of the operations and assets of Sprint Nextel, including Embarq. As a result of the recombination of the tracking stocks, outstanding options to purchase PCS common stock were converted into options to purchase FON common stock by multiplying the number of shares of PCS common stock underlying the options by the 0.5 conversion ratio, rounding up to the nearest whole share, and dividing the exercise price of the PCS option by the 0.5 conversion ratio.

3. Financial Instruments

Fair Value of Financial Instruments

Embarq estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies. As a result, the following estimates do not necessarily represent the values Embarq could realize in a current market exchange. These amounts have not been comprehensively revalued for purposes of these combined financial statements since September 30, 2005. Therefore, estimates of fair value after the nine months ended September 30, 2005 may differ significantly from the amounts discussed below.

Embarq’s financial instruments mainly consisted of long-term debt with carrying amounts of $1,125 million and $1,240 million as of September 30, 2005 and December 31, 2004, respectively. Estimated fair values of the aforementioned long-term debt are $1,307 million and $1,451 million as of the same dates, respectively. The estimated fair value of Embarq’s long-term debt reflects the present value of estimated future cash flows using a discount rate based on the risks involved. The carrying value of Embarq’s other financial instruments, primarily accounts receivable, accounts payable and accrued liabilities, approximate fair value as of September 30, 2005 and December 31, 2004.

Embarq has not utilized any derivative financial instruments for the nine months ended September 30, 2005 and for the years ended December 31, 2004 and 2003. See Note 17, Subsequent Events, for derivative investing activities after September 30, 2005.

Concentration of Credit Risk

Embarq’s accounts receivables are not subject to any concentrations of credit risk due to the large number of customers in Embarq’s customer base.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

4. Asset Retirement Obligations

Embarq adopted SFAS No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. This standard provides accounting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or development and (or) normal operation of those assets. According to the standard, the fair value of an asset retirement obligation, or ARO, liability should be recognized in the period in which (1) a legal obligation to retire a long-lived asset exists and (2) the fair value of the obligation based on retirement cost and settlement date is reasonably estimable. Upon initial recognition of the ARO liability, the related asset retirement cost should be capitalized, therefore increasing the carrying amount of the related long-lived asset.

Adoption of SFAS No. 143 affected the cost of removal historically recorded by Embarq. Consistent with regulatory requirements and industry practice, Embarq historically accrued costs of removal in its depreciation reserves. These costs of removal do not meet the SFAS No. 143 definition of an ARO liability. Upon adoption of SFAS No. 143, Embarq recorded a reduction in its historical depreciation reserves of approximately $420 million to remove the accumulated excess cost of removal, resulting in a cumulative effect of change in accounting principle credit, net of tax, of $258 million. The impact of this accounting change on income from continuing operations was a decrease in Embarq’s 2003 depreciation expense of approximately $40 million and an increase to 2003 expenses incurred for removal costs of approximately $20 million. Removal costs are recognized as incurred.

FASB Interpretation No. 47, or FIN 47, was issued in 2005, interpreting the application of SFAS No. 143. FIN 47 requires the recognition of a liability for legal obligations to perform an asset retirement activity in which the timing and/or method of the settlement are conditioned on a future event. Embarq adopted FIN 47 in the fourth quarter of 2005. Adoption will result in the recognition of an ARO for environmental remediation requirements and contractual obligations for which estimated settlement dates can be determined. An ARO liability exists, but will not be recognized, in situations where Embarq has been granted easements and rights-of-way by municipalities and private landowners to route its cable facilities. Most cable facilities are buried, however, some metallic and fiber cable are above-ground on company-owned poles. Embarq also contracts with other utilities to connect cable and wire to their poles. An estimated settlement date for these obligations is indeterminate. The ARO is comprised of removal and disposal of the asbestos in company buildings, removal and environmental cleanup of fuel storage tanks used in standby power supply systems and decommissioning of leased building spaces. Upon adoption in the fourth quarter, an ARO liability of $28 million, an ARO asset of $4 million and a cumulative effect adjustment due to change in accounting principle, net of tax, of $16 million will be recorded.

5. Restructuring and Asset Impairments

Restructuring Activity

In the 2003 fourth quarter, Sprint Nextel undertook an initiative to realign internal resources, or Organizational Realignment, to enhance Sprint Nextel’s focus on the needs and preferences of two distinct consumer types—business and individuals. This business transformation initiative is enabling Sprint Nextel to more effectively and efficiently use its asset portfolio to create customer-focused communications solutions. One of the goals of this initiative is to create a more efficient cost structure. As decisions are made to meet this specific goal, charges are recognized for severance costs associated with work force reductions.

Embarq has recognized allocated and direct pretax restructuring charges related to the Organizational Realignment of $4 million for the nine months ended September 30, 2005, $40 million in 2004 and $26 million

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

in 2003. As of September 30, 2005 approximately 1,080 employees of Embarq had been terminated of the 1,100 employees that had been planned. Employees who provide corporate level support services to all of Sprint Nextel but are not directly supporting Embarq were also involuntarily separated and a portion of the severance costs for these individuals was allocated to Embarq. Severance activity associated with this initiative is expected to be completed in 2005.

In the 2002 fourth quarter, Sprint Nextel announced a consolidation in its Network, Information Technology, and Billing and Accounts Receivable organizations, as well as in other areas of the company, in the on-going effort to streamline operations and maintain a competitive cost structure, or One Sprint Consolidation. These decisions resulted in a $52 million (unaudited) pre-tax charge to Embarq for its allocated share of expense consisting of severance and other exit costs. Severance costs involved involuntary separations of approximately 570 employees (unaudited) supporting Embarq. Additional employees who provided corporate level support services to all of Sprint Nextel but were not directly supporting Embarq were also involuntarily separated. The charge for severance costs totaled $21 million (unaudited), and the remaining $31 million (unaudited) was accrued for other exit costs associated with the restructuring. As of September 30, 2005, all of the employee separations had been completed with the majority of severance and other exit costs paid out during 2003. In the 2003 fourth quarter, Sprint Nextel completed an analysis to reassess original estimates, and that analysis resulted in an $6 million reduction of Embarq’s share of the originally estimated charge. The remaining commitment was then reclassified as other current and non-current liabilities.

	Organizational Realignment			One Sprint Consolidation and Other Prior Activity			Total
	Real Estate and Other	Severance	Total	Real Estate and Other	Severance	Total
	(millions)
Liability as of January 1, 2003	$—	$—	$—	$2	$33	$35	$35
Charge	—	26	26	(9)	3	(6)	20
Payments	—	(8)	(8)	—	(21)	(21)	(29)
Adjustments	—	—	—	7	(15)	(8)	(8)

Liability as of December 31, 2003	—	18	18	—	—	—	18
Charge	1	39	40	—	—	—	40
Payments	—	(43)	(43)	—	—	—	(43)

Liability as of December 31, 2004	1	14	15	—	—	—	15
Charge	—	4	4	—	—	—	4
Payments	(1)	(15)	(16)	—	—	—	(16)

Liability as of September 30, 2005	$—	$3	$3	$—	$—	$—	$3

Impairments

In the 2003 fourth quarter, Sprint Nextel terminated deployment of its Insite video service resulting in approximately $5 million in asset impairment charges to Embarq.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

6. Long-term Debt

Embarq’s long-term debt as of September 30, 2005 and December 31, 2004, respectively, was as follows:

	Maturing	September 30, 2005	December 31, 2004
		(millions)
First mortgage bonds
6.5% to 9.8%	2005 to 2025	$465	$580
Debentures
6.75% to 9.0%	2013 to 2019	200	200
Related party notes
7.5% to 7.8%	2007 to 2029	460	460

		1,125	1,240
Current maturities of long term debt		(2)	(115)

Long-term debt and capital lease obligations		$1,123	$1,125

Scheduled principal payments during each of the next five years are as follows:

(millions)
October 1, 2005 to September 30, 2006	$2
October 1, 2006 to September 30, 2007	157
October 1, 2007 to September 30, 2008	99
October 1, 2008 to September 30, 2009	2
October 1, 2009 to September 30, 2010	217

The first mortgage bonds are secured by most of Embarq’s property, plant and equipment.

Under the most restrictive terms of Embarq’s first mortgage bond indentures, $432 million of business equity of various Embarq entities were restricted from payment of dividends as of September 30, 2005.

The related party notes were issued as part of Embarq’s ongoing financing activities as part of normal operations. There are no underlying external debt instruments held by Sprint Nextel in relation to these notes.

Embarq has a letter of credit facility for up to $11 million. Embarq has not drawn on this letter of credit, which is guaranteed by Sprint Nextel. Any borrowings Embarq may incur are ultimately limited by certain debt covenants. Embarq was in compliance with all restrictive and financial covenants associated with its borrowings as of September 30, 2005 and December 31, 2004.

Embarq’s premium on early retirement of debt was $5 million in 2003. There were no early retirements of debt in either 2004 or 2005.

7. Employee Benefit Plans

Defined Benefit Pension Plan

Most Embarq employees are covered by a noncontributory defined benefit pension plan sponsored by Sprint Nextel. Benefits for plan participants belonging to unions are based on negotiated schedules. For non-union participants, pension benefits are based on years of service and the participants’ compensation.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Net pension costs or credits are determined for each Sprint Nextel subsidiary based on a calculation of service costs, interest on the projected benefit obligation, expected return on plan assets, and appropriate amortizations of unrecognized prior service costs, the unrecognized transition asset, and actuarial gains and losses. Embarq receives an allocated portion of the total benefits expense. As the expense is calculated based on all of Sprint Nextel’s employees, the allocated portion cannot be directly attributable to specific employees. Sprint Nextel uses a December 31 measurement date for its defined benefit pension plan.

Sprint Nextel manages these plans on a consolidated basis, and therefore, Embarq is unable to reflect its total projected benefit obligation, the accumulated benefit obligation or the plan assets as the assets and liabilities of the plan that relate to employees who provide corporate level support services, but are not directly supporting Embarq, are not allocated to Embarq. Therefore, only assets and liabilities that can be attributed to employees who directly support only Embarq are carried on Embarq’s combined balance sheets. The amounts which are specifically recognized on the combined Balance Sheets of Embarq consist of:

	As of September 30, 2005	As of December 31, 2004	As of December 31, 2003
	(millions)
Prepaid pension asset	$206	$157	$90
Intangible asset	87	87	89
Accumulated other comprehensive loss	845	852	883

Net amount recognized	$1,138	$1,096	$1,062

In accordance with SFAS No. 87, Employer’s Accounting for Pensions, as of September 30, 2005 and December 31, 2004 and 2003 Sprint Nextel recorded an additional minimum pension liability representing the excess of the unfunded accumulated benefit obligation over plan assets and accrued pension costs. Recognition of the additional pension liability created an intangible asset equal to the unrecognized prior service costs and a charge to equity through Accumulated other comprehensive income (loss). The following table sets forth these amounts as of and for the nine months ended September 30, 2005, and the years ended December 31, 2004 and 2003 that were allocated by Sprint Nextel to Embarq.

	As of September 30, 2005	As of December 31, 2004	As of December 31, 2003
	(millions)
Additional minimum liability	$932	$939	$972
Intangible asset	87	87	89
Accumulated other comprehensive loss	845	852	883

The tax expense for the charge to “Accumulated other comprehensive loss” was $11 million for 2004 and 2003. This resulted in a net increase to “Accumulated other comprehensive income (loss)” of $20 million for the year ended 2004 and $19 million for the year ended 2003. A $3 million charge to “Accumulated other comprehensive income” was recorded for the nine months ended September 30, 2005.

Embarq recorded net pension expense of $47 million for the nine months ended September 30, 2005 and $57 million for the year ended December 31, 2004. For the year ended December 31, 2003 Embarq recorded a pension benefit of $10 million.

Embarq also participates in a nonqualified defined benefit plan sponsored by Sprint Nextel to provide supplemental retirement benefits for certain executives in addition to the benefits provided under the qualified pension plan.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Embarq’s total allocated expense related to this plan was $1 million for the nine months ended September 30, 2005, and $2 million for each of the years ended December 31, 2004 and 2003.

Defined Contribution Plans

Embarq employees participate in defined contribution employee savings plans sponsored by Sprint Nextel. Participants may contribute portions of their pay to the plans. For union-represented employees, Sprint Nextel matches contributions based on negotiated amounts. Sprint Nextel matched contributions of non-union and certain union-represented employees in Sprint Nextel stock. Sprint Nextel may, at the discretion of its Employee Benefits Committee, provide additional matching contributions based on the performance of Sprint Nextel’s stock compared to the Dow Jones Total Market Telecom index. The matching contribution was equal to 30% of participants’ contributions up to 6% of their pay for the nine months ended September 30, 2005. For the year ended December 31, 2004 and the second half of the year ended December 31, 2003, the matching contribution was 25% of the participants contributions up to 6% of the participants pay. The matching contribution for the first half of 2003 was 75% of participants’ contributions up to 6% of their pay.

Embarq’s total allocated and direct contribution expense was $12 million for the nine months ended September 30, 2005, and $21 million and $24 million for the years ended December 31, 2004 and 2003, respectively.

Postretirement Benefits

Embarq provides postretirement benefits (principally, medical and dental coverage) to its employees through plans sponsored by Sprint Nextel. The Sprint Nextel plans allow eligibility to employees retiring before certain dates to benefits at no cost, or at a reduced cost. Employees retiring after certain dates are eligible for benefits on a shared-cost basis. Sprint Nextel funds the accrued costs as benefits are paid. Sprint Nextel uses a December 31 measurement date for its postretirement benefit plans.

Embarq’s net postretirement benefit costs are determined based on a calculation of service costs, interest on the accumulated postretirement benefit obligation, an appropriate amortization of unrecognized prior service costs and actuarial gains and losses. Embarq recorded a direct and allocated net postretirement benefit cost of $25 million for the nine months ended September 30, 2005, and $33 million and $43 million for the years ended December 31, 2004 and 2003, respectively.

During the nine months ended September 30, 2005, Sprint Nextel eliminated prescription drug benefits for Medicare eligible retirees, replacing them with a $500 annual reimbursement of Medicare premiums, effective in 2006. This change necessitated a remeasurement of retiree medical expense for the nine months ended September 30, 2005. The impact of the change was a $5 million reduction of direct expense recognized by Embarq for the period. This change also resulted in an accumulated postretirement benefit obligation decline of $189 million.

During the year ended December 31, 2004, Sprint Nextel amended certain retiree medical plans to standardize the plan design effective January 1, 2005, eliminating differences in benefit levels. These amendments decreased Embarq’s accumulated postretirement benefit obligation, or APBO, (direct portion only), related to other postretirement benefits by approximately $33 million, and decreased the 2004 net direct benefit expense by $5 million.

As a result of these amendments, Sprint Nextel also recognized the effects of the 2003 Medicare Prescription Drug Improvement and Modernization Act, or the Act. The Act provides for subsidies to employers

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

who provide prescription drug coverage to retirees that is actuarially equivalent to Medicare Part D. Analysis of Sprint Nextel’s retiree prescription drug claims data determined that Sprint Nextel’s retiree prescription drug benefit was actuarially equivalent. In estimating the effects of the Act, estimates of participation rates and per capita claims costs were not changed. The effect to Embarq of recognizing the federal subsidy related to the Act in 2004 was a $62 million reduction in the APBO and a $10 million reduction in the 2004 direct net benefit cost. Sprint Nextel has accounted for its retiree medical benefit plan in accordance with FASB Staff position No. 106-2.

Sprint Nextel manages these plans on a consolidated basis, therefore, Embarq is unable to reflect the total accumulated postretirement benefit obligation as the liabilities of the plans that relate to employees who provide corporate level support services, but are not directly supporting Embarq, are not allocated to Embarq. Therefore, only liabilities that can be attributed to employees who directly support only Embarq are carried on Embarq’s combined balance sheets (direct portion). These liabilities were $751 million as of September 30, 2005 and $777 million as of December 31, 2004 and are recorded in “Net postretirement and other benefit obligations” on the Combined Balance Sheets.

8. Stock-Based Compensation Plans

Employees Stock Purchase Plan

Embarq employees participate in Sprint Nextel’s Employees Stock Purchase Plan, or ESPP. Currently, under Sprint Nextel’s ESPP, employees may elect to purchase common stock at a price equal to 90% of the market value on the exercise date, which is the last business day of the quarter. Until the fourth quarter of 2005, the price was equal to 85% of the lower of the grant date price or the exercise date price.

Management Incentive Stock Option Plan

Embarq employees participate in Sprint Nextel’s Management Incentive Stock Option Plan, or MISOP. Before 2003, Sprint Nextel granted stock options to employees eligible to receive annual incentive compensation. Eligible employees could elect to receive stock options in lieu of a portion of their target incentive under Sprint Nextel’s annual incentive compensation plans. In December 2003, the Sprint Nextel board of directors passed a resolution capping the shares authorized under the MISOP plan at its then current level. No additional shares were authorized under the amended terms of the plan in 2004 or 2005 and no new options may be granted under this plan after April 2005.

Long-Term Stock Incentive Program

Embarq employees participate in Sprint Nextel’s Long-Term Stock Incentive Programs. The Sprint Nextel plans provide for the grant of stock options, restricted stock, restricted stock units and other equity-based awards to directors and employees.

Sprint Nextel accounts for its stock-based compensation plans as required by SFAS No. 123, and allocates cost to Embarq based upon the participation of employees in the various plans. Allocated costs were $24 million for the nine months ended September 30, 2005, and $28 million and $10 million for the years ended December 31, 2004 and 2003, respectively.

All of the stock based compensation plans are managed on a consolidated basis by Sprint Nextel. Separate company information is therefore not readily available.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

9. Income Taxes

The legal entities that comprise Embarq joined in the filing of Sprint Nextel’s consolidated federal income tax returns and certain unitary or combined state income tax returns for the periods presented. In accordance with Sprint Nextel’s tax sharing arrangement, income tax expense is recorded by and charged to Embarq on the basis of filing separate returns in each taxing jurisdiction. This tax sharing methodology was applied consistently for all periods presented in the financial statements. The Embarq tax-related amounts due from Sprint Nextel at December 31, 2004 was $34 million. The Embarq tax-related amount due to Sprint Nextel at September 30, 2005 was $16 million.

Sprint Nextel’s federal net operating loss carryovers allocable to Embarq at September 30, 2005 and December 31, 2004 are $41 million and $54 million, respectively. Related to these federal net operating loss carryovers are tax benefits of $14 million and $19 million at the same dates. The federal net operating loss carryforwards allocable to Embarq at September 30, 2005 expire in 2022.

Embarq, however, received the benefits derived from these net operating loss carryovers from Sprint Nextel through operation of Sprint Nextel’s tax sharing arrangement. Therefore, the benefits related to any net operating loss carryover allocable to Embarq on disposition will be repaid to Sprint Nextel. A deferred tax asset for these net operating loss carryovers will in turn be recorded by Embarq. Management believes it is more likely than not that the deferred tax asset related to any such net operating loss carryover will be realized based on current income tax laws and expectations of future taxable income stemming from the reversal of existing deferred tax liabilities or ordinary operations.

Sprint Nextel’s state net operating loss carryovers attributable to consolidated filings that are allocable to Embarq as of September 30, 2005 and December 31, 2004 are $33 million and $51 million, respectively. Related to these state net operating loss carryovers are tax benefits of $3 million and $4 million at these same dates. The consolidated state net operating loss carryforwards allocable to Embarq at September 30, 2005 expire in varying amounts through 2025.

Sprint Nextel’s state net operating loss carryovers attributable to separate company state filings of Embarq as of September 30, 2005 and December 31, 2004 are $92 million and $82 million, respectively. Related to these state net operating loss carryovers are tax benefits of $6 million and $5 million for these same periods. The valuation allowance related to these tax benefits is $2 million for the nine months ended September 30, 2005 and the year ended December 31, 2004. The separate company state net operating loss carryforwards as of September 30, 2005 of the entities comprising Embarq expire in varying amounts through 2025.

Income tax expense allocated to the continuing operations of Embarq consists of the following:

	Nine months ended September 30, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	(millions)
Current income tax expense
Federal	$359	$331	$260
State	71	66	55

Total current	430	397	315

Deferred income tax expense
Federal	32	154	232
State	4	18	22

Total deferred	36	172	254

Total	$466	$569	$569

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The differences that caused Embarq’s effective income tax rates to vary from the 35% federal statutory rate for income taxes related to continuing operations were as follows:

	Nine months ended September 30, 2005	Year ended December 31, 2004	Year ended December 31, 2003
		(millions)
Income tax expense at the federal statutory rate (35%)	$416	$520	$521
Effect of:
State income taxes, net of federal benefit	49	55	50
Other, net	1	(6)	(2)

Income tax expense	$466	$569	$569

Effective income tax rate	39.2%	38.3%	38.2%

Income tax expense (benefit) allocated to other items was as follows:

Periods Ended	Nine months ended September 30, 2005	Year ended December 31, 2004	Year ended December 31, 2003
		(millions)
Discontinued operations	$—	$—	$260
Cumulative effect of change in accounting principle	—	—	162
Additional minimum pension liability(1)	(4)	11	11
Gains (losses) on securities(1)	—	1	(3)

(1)	These amounts have been recorded directly to “Business equity—Accumulated other comprehensive income (loss).”

Embarq recognizes deferred income taxes for temporary differences between the carrying amounts of its assets and liabilities for financial statement purposes and their tax basis. The sources of the differences that give rise to the deferred income tax assets and liabilities as of September 30, 2005 and December 31, 2004, along with the income tax effect of each, were as follows:

	September 30, 2005 Deferred Income Tax		December 31, 2004 Deferred Income Tax
	Assets	Liabilities	Assets	Liabilities
	(millions)
Property, plant and equipment	$—	$1,542	$—	$1,559
Postretirement and other benefits	206	—	237	—
Other, net	54	—	79	—

Total	$260	$1,542	$316	$1,559

Management believes it is more likely than not that these deferred income tax assets, net of the valuation allowance, will be realized based on current income tax laws and expectations of future taxable income stemming from the reversal of existing deferred tax liabilities or ordinary operations. Uncertainties surrounding income tax law changes, shifts in operations between state taxing jurisdictions and future operating income levels may, however, affect the ultimate realization of all or some of these deferred income tax assets.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

10. Discontinued Operations

In the 2002 third quarter, Sprint Nextel reached a definitive agreement to sell its directory publishing business to R.H. Donnelley for $2.23 billion in cash. This sale included $647 million for Centel Directories Company, a wholly owned subsidiary of Centel Corporation, which is included in Embarq. The sale closed on January 3, 2003, and Embarq recognized a pre-tax gain of $635 million, $375 million after tax.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, Embarq presented the assets, liabilities and results of operations of the directory publishing business as a discontinued operation in the combined financial statements. Included in “Discontinued Operations” in the Combined Statements of Operations for the year ended December 31, 2003 was $1 million of “Net operating revenues” and $2 million of “Income before income taxes.”

11. Commitments and Contingencies

Litigation, Claims and Assessments

Centel Corporation, an entity included in Embarq, has identified seven sites that formerly contained manufactured gas plants. These sites are not currently owned or operated by either Sprint Nextel or Embarq. Centel has entered into a consent order with the Environmental Protection Agency, or EPA, to assess conditions at one site and is negotiating with the EPA as to whether clean up is required at two additional sites. In addition, Centel has entered into agreements with another potentially responsible party to share costs in connection with four of the sites, including two of those where the EPA is involved. Embarq is working to assess the scope and nature of these sites and its potential responsibility. Reserves have been established for the estimated remediation costs associated with certain of these sites.

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as facts and circumstances change, assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in other current liabilities in the Combined Balance Sheets.

Various lawsuits, including putative class actions, regulatory proceedings and other claims typical for a business enterprise are pending against the entities comprising Embarq. While it is not possible to determine the ultimate disposition of each of these proceedings and whether they will be resolved consistent with Embarq’s expectations, Embarq expects that the outcome of such proceedings, individually or in the aggregate, will not have a material adverse effect on its financial condition or results of operations.

Commitments

Embarq has minimum purchase commitments with various vendors through 2008. These outstanding commitments represent non-cancelable commitments to purchase goods and services, consisting primarily of network maintenance and equipment, information technology services, customer support provided by third parties and other expenses related to normal business operations. Some of these commitments are shared with Sprint Nextel. When possible, estimates have been made to identify the portion of the commitment that relates to Embarq. Outstanding commitments including estimations of shared commitments as of September 30, 2005 were approximately $57 million.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Operating Leases

Embarq’s gross rental expense totaled $62 million for the nine months ended September 30, 2005, and $72 million and $77 million for the years ended December 31, 2004 and 2003, respectively. Embarq’s minimum rental commitments as of September 30, 2005 are as follows:

(millions)
October 1, 2005 to September 30, 2006	$16
October 1, 2006 to September 30, 2007	13
October 1, 2007 to September 30, 2008	9
October 1, 2008 to September 30, 2009	8
October 1, 2009 to September 30, 2010	6
Thereafter	22

12. Related Party Transactions

Sprint Nextel provides a variety of services for Embarq. These services include both direct and indirect costs. Direct costs include telephony services such as voice, access, data, and Internet. These costs totaled $65 million, $97 million, and $105 million for the nine months ended September 30, 2005, and the years ended December 31, 2004 and 2003, respectively. Additionally, Sprint Nextel directly assigns, where possible, certain general and administrative costs to Embarq based on actual use of those services (i.e., conferencing services and facilities). These costs totaled $223 million, $299 million, and $235 million for the nine months ended September 30, 2005, and the years ended December 31, 2004 and 2003, respectively.

Where direct assignment of costs is not possible, or practical, Sprint Nextel uses other indirect methods, including time studies, to estimate the allocation of costs to each group. Cost allocation methods other than time studies include factors (marketing, headcount, claims experience or operating expenses) derived from the operating unit’s relative share of the predefined category referenced (e.g., headcount). Allocated costs include general support services such as data processing and information technology, legal services, human resource services, general accounting and finance, and executive support. Other allocations include costs for stock options, health care, pensions, post-employment benefits, and other post-retirement benefits. Allocated costs totaled $624 million, $829 million, and $732 million for the nine months ended September 30, 2005, and the years ended December 31, 2004 and 2003, respectively.

All related party expenses have been recorded as “Cost of services and products,” “Selling, general and administrative” or “Depreciation and Amortization” as appropriate for the nature of the transaction.

Embarq sells products and services to Sprint Nextel. Services include, but are not limited to, voice, access, and data, as well as billing and collection, and lease of network facilities. Revenues for these services were $162 million, $203 million, and $197 million for the nine months ended September 30, 2005, and the years ended December 31, 2004 and 2003, respectively. Equipment sales totaled $37 million, $59 million, and $68 million for the nine months ended September 30, 2005, and the years ended December 31, 2004 and 2003, respectively. Related party sales have been recorded in Net Revenues in the Combined Statement of Operations.

Related party transactions are settled through a combination of direct payments and net settlement through the advance receivable and payable accounts. Cash and equivalents include related party net receivables of $85 million and $113 million and Accounts Payable includes related party payables of $141 million and $140 million as of September 30, 2005 and December 31, 2004, respectively.

The long-term related party notes payable are discussed in Note 6, Long-term Debt.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For information regarding income taxes see Note 9, Income Taxes.

Embarq’s related party transactions reflected in the Combined Statements of Operations were as follows:

Transaction Description	Nine month ended September 30, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	(millions)
Related party expenses	$912	$1,225	$1,072
Related party revenues	199	262	265

13. Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. This statement requires an entity to recognize the cost of employee services received in share-based payment transactions, through the use of fair-value-based methods. This statement is effective for Embarq as of January 1, 2006.

Sprint Nextel voluntarily adopted fair value accounting for share-based payments effective January 1, 2003, under SFAS No. 123, as amended by SFAS No. 148, using the prospective method. Upon adoption, Embarq began expensing its allocated portion of Sprint Nextel’s fair value of stock-based compensation for all grants, modifications or settlements made on or after January 1, 2003. Further, in connection with the tracking stock recombination (see Note 2, Recombination of Tracking Stocks), as required by SFAS No. 123, Sprint Nextel accounted for the conversion of PCS stock options to FON stock options as a modification and accordingly applied stock option expensing to FON stock options resulting from the conversion of PCS stock options granted before January 1, 2003. This resulted in Embarq expensing its portion of the allocated charge.

The revised standard will require Embarq to begin to recognize allocated compensation cost for unvested FON stock options granted before January 1, 2003, which are outstanding as of January 1, 2006. This requirement to recognize expense on additional unvested grants is not expected to be significant to Embarq.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4. This statement requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the definition of abnormal provided in ARB 43, Chapter 4, Inventory Pricing. The statement is effective for inventory costs incurred during fiscal periods beginning after June 15, 2005. The adoption of this standard will not have a material impact on Embarq’s combined financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29. This statement eliminates the exception to fair value measurement in the exchange of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. That standard indicates that an exchange does not have commercial substance if it is not expected to significantly change the cash flows of the reporting entity. This statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard will not have a material impact on Embarq’s combined financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. FIN 47 requires an entity to recognize a liability for a legal obligation to perform an asset retirement activity in which the timing and/or method of the settlement are conditional on a future event. The liability must be recognized if the fair value of the obligation can be reasonably estimated. This interpretation of SFAS No. 143, Accounting for Asset Retirement Obligations, is effective no later than the end of fiscal years

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

ending after December 15, 2005. Embarq has evaluated FIN 47 for any impact to the combined financial statements from the original 2003 adoption of SFAS No. 143. Based on this interpretation, an adjustment was recorded in the fourth quarter of 2005. The adjustment will increase the ARO by approximately $28 million.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Embarq is required to adopt SFAS No. 154 as of January 1, 2006.

14. Segment Information

Embarq has two segments, Local and Product Distribution. The chief operating decision maker determines resource allocation and assesses financial performance based on these two segments. The Local segment includes providing local exchange voice services, access by phone customers and other carriers to Embarq’s local network, high-speed Internet services, and other data transport and special access services. The Product Distribution segment engages in wholesale distribution of communications equipment.

Summarized financial information, by business segment for continuing operations for the nine months ended September 30, 2005 and the years ended December 31, 2004 and December 31, 2003, is as follows:

	Local	Product Distribution	Eliminations (1)	Combined
	(millions)
Nine months ended September 30, 2005
Net operating revenues	$4,268	$658	$(275)	$4,651
Related party revenues	162	37	—	199
Depreciation and amortization	829	16	(18)	827
Operating expenses	2,966	682	(244)	3,404
Operating income	1,302	(24)	(31)	1,247
Operating margin	30.5%	(3.6)%	—	26.8%
Capital expenditures	555	4	(16)	543
Total assets	12,095	359	(3,351)	9,103

Year ended December 31, 2004
Net operating revenues	$5,739	$850	$(450)	$6,139
Related party revenues	203	59	—	262
Depreciation and amortization	1,081	22	(17)	1,086
Operating expenses	4,073	871	(395)	4,549
Operating income	1,666	(21)	(55)	1,590
Operating margin	29.0%	(2.5)%	—	25.9%
Capital expenditures	999	2	(26)	975
Total assets	12,803	327	(3,801)	9,329

Year ended December 31, 2003
Net operating revenues	$5,804	$840	$(485)	$6,159
Related party revenues	200	65	—	265
Depreciation and amortization	1,081	23	(15)	1,089
Operating expenses	4,098	871	(426)	4,543
Operating income	1,706	(31)	(59)	1,616
Operating margin	29.4%	(3.7)%	—	26.2%
Capital expenditures	1,143	1	(26)	1,118
Total assets	12,591	398	(3,721)	9,268

(1)	Revenues eliminated in combination consist primarily of the sale of equipment from the Product Distribution segment to the Local segment.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

All assets held by Embarq are attributed to the two segments. Operating expenses attributable to assets held by Sprint Nextel at the corporate level are allocated to each segment as described in Note 12, Related Party Transactions.

The Product and Distribution segment consists of sales to external parties, related parties, and to the Local segment. Sales to external parties were $346 million and represented 76% of the gross margin for the nine months ended September 30, 2005. For the year ended December 31, 2004 external-party sales were $341 million and represented 48% of the gross margin. For the year ended December 31, 2003 external party sales were $290 million and represented 46% of the gross margin.

Sales to related parties were $37 million and represented 3% of the gross margin for the nine months ended September 30, 2005. For the year ended December 31, 2004 related-party sales were $59 million and represented 28% of the gross margin. For the year ended December 31, 2003 related party sales were $65 million and represented 27% of the gross margin. Embarq has no assurance that sales to related parties will continue once the spin-off is complete.

Sales to the Local segment were $275 million and represented 21% of the gross margin for the nine months ended September 30, 2005. For the year ended December 31, 2004 sales to the Local segment were $450 million and represented 25% of the gross margin. For the year ended December 31, 2003 sales to the Local segment were $485 million and represented 27% of the gross margin. Embarq anticipates that sales between the Product Distribution segment and the Local segment will cease as that relationship migrates to a supply-chain management relationship.

All of Embarq’s revenues were from services and equipment provided within the United States.

All of Embarq’s property plant and equipment is located in the United States.

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

15. Nine Months Ended September 30, 2004 Comparative Information (Unaudited)

The following unaudited information for the nine months ended September 30, 2004 is presented for comparative purposes.

CONDENSED COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

Nine Months Ended September 30, 2004
(unaudited)
(millions)
Net Operating Revenues	$4,603

Operating Expenses
Costs of services and products	1,576
Selling, general and administrative	1,023
Depreciation and amortization	812
Restructuring	20

Total operating expenses	3,431

Operating Income	1,172

Interest expense	(76)
Other expense, net	(3)

Income before income taxes	1,093
Income tax expense	(433)

Net Income	660

Other Comprehensive Income Net of Tax:
Reclassification adjustment for gains included in net income	(1)

Comprehensive Income	$659

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

CONDENSED COMBINED STATEMENT OF CASH FLOWS

Nine Months Ended September 30, 2004
(unaudited)
(millions)
Operating Activities
Net cash provided by operating activities	$1,694

Investing Activities
Capital expenditures	(676)
Other, net	8

Net cash used by investing activities	(668)

Financing Activities
Dividends paid to Sprint Nextel	(684)
Payments on long-term debt	(37)

Net cash used by financing activities	(721)

Increase in Cash and Equivalents	305
Cash and Equivalents at Beginning of Period	28

Cash and Equivalents at End of Period	$333

EMBARQ CORPORATION (formerly the New Local Company)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

16. Quarterly Financial Data (Unaudited)

	Quarter
September 30, 2005	1st	2nd	3rd
	(millions)
Net operating revenues	$1,527	$1,521	$1,603
Operating income	399	425	423
Net income	240	255	228

	Quarter
December 31, 2004	1st	2nd	3rd	4th
	(millions)
Net operating revenues	$1,522	$1,550	$1,531	$1,536
Operating income	391	401	380	418
Net income	222	236	202	257

17. Subsequent Events (Unaudited)

Interest Rate Hedge Transactions

Embarq intends to issue long-term debt to Sprint Nextel at the time of the spin-off. Embarq seeks to limit its exposure to the increases in benchmark interest rates by entering into hedge transactions with external counterparties. During the fourth quarter of 2005, Embarq executed several interest rate collar derivative contracts for a cumulative notional amount of $3.0 billion. These derivative contracts are used to mitigate the fluctuations in the benchmark interest rate between the time of the inception of the derivative contract and the time of the debt issuance.

Asset Impairments

In the fourth quarter of 2005, Embarq abandoned certain network applications resulting in approximately $81 million in asset impairment charges.

In the first quarter of 2006, Embarq determined the recovery of certain inventory in its Product Distribution segment was no longer realizable, which resulted in an inventory write down of approximately $6 million.

EMBARQ CORPORATION

(formerly the New Local Company)

SCHEDULE II—COMBINED VALUATION AND QUALIFYING ACCOUNTS

Nine Months Ended September 30, 2005 and Years Ended December 31, 2004 and 2003

	Balance Beginning of Period	Additions	Other Deductions(1)	Balance End of Period
		Charged to Income
	(millions)
September 30, 2005
Allowance for doubtful accounts	$61	$39	$43	$57

December 31, 2004
Allowance for doubtful accounts	$59	$68	$66	$61

December 31, 2003
Allowance for doubtful accounts	$107	$37	$85	$59

(1)	Accounts written off, net of recoveries.

$

Embarq Corporation

$            % Notes due

$            % Notes due

$            % Notes due

PROSPECTUS

Through and including                              , 2006, all dealers that effect transactions in the notes, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the registrant in connection with the sale of the notes being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Item	Amount to Be Paid
Securities and Exchange Commission registration fee		$438,700
Blue Sky fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

The following summary is qualified in its entirety by reference to the complete text of the statutes referred to below, the registrant’s certificate of incorporation and bylaws, and the contracts referred to below. The registrant’s certificate of incorporation is expected to provide that it will indemnify its officers and directors to the fullest extent permitted by the Delaware General Corporation Law, or the DGCL.

Under Section 145 of the DGCL, a corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

Consistent with Section 145 of the DGCL, the registrant expects its bylaws to provide that it will indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement in connection with any action, suit, or proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. With respect to a criminal action or proceeding, the director or officer must also have had no reasonable cause to believe his conduct was unlawful.

In accordance with Section 102(b)(7) of the DGCL, the registrant expects its certificate of incorporation to provide that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (1) breaches of their duty of loyalty to the registrant or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (3) certain transactions under Section 174 of the DGCL (unlawful payment of dividends), or (4) transactions from which a director derives an improper personal benefit.

The registrant expects its bylaws to provide that it may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the registrant, or who is or was serving at the registrant’s request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability arising out of his status as such, whether or not the corporation would have the power to indemnify such persons against liability. The registrant intends to carry standard directors and officers liability coverage for its directors and officers and the directors and officers of its subsidiaries. Subject to certain limitations and exclusions, the policies will reimburse the registrant for liabilities indemnified under its bylaws and indemnify the directors and officers against additional liabilities not indemnified under its bylaws.

The registrant intends to enter into indemnification agreements with its directors and officers. These agreements will provide for the indemnification, to the full extent permitted by law, of expenses, judgments, fines, penalties, and amounts paid in settlement incurred by the director or officer in connection with any threatened, pending or completed action, suit or proceeding on account of service as a director, officer, employee or agent of the registrant.

The separation and distribution agreement between the registrant and Sprint Nextel Corporation (“Sprint Nextel”) will provide for indemnification by the registrant of Sprint Nextel and its directors, officers and employees for certain liabilities, including liabilities under the federal securities laws related to this filing or filings in connection with the spin-off of the registrant from Sprint Nextel.

Item 15. Recent Sales of Unregistered Securities

In connection with the registrant’s incorporation, on July 1, 2005, the registrant issued 100 shares of its common stock, par value $0.10 per share, to Sprint Corporation in consideration of an aggregate capital contribution of $100.00 by Sprint Corporation. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof because the issuance did not involve any public offering of securities.

The registrant is currently a subsidiary of Sprint Nextel. In connection with the spin-off of the registrant from Sprint Nextel, the registrant will issue to Sprint Nextel its senior notes in the aggregate principal amount set forth on the cover page of this registration statement in consideration of Sprint Nextel’s contribution to the registrant of its local telecommunications assets. This issuance will be exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index.

(b)	Financial Statement Schedules

Financial statement schedule II is included on page F-30. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on February 10, 2006.

EMBARQ CORPORATION

By:	/S/ DANIEL R. HESSE
	Name:	Daniel R. Hesse
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel R. Hesse, Gene M. Betts, Michael B. Fuller and Thomas A. Gerke, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any and all amendments (including post-effective amendments) thereto or to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, their, or his, substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DANIEL R. HESSE Daniel R. Hesse	Chief Executive Officer and Director (Principal Executive Officer)	February 10, 2006

/S/ GENE M. BETTS Gene M. Betts	Chief Financial Officer and Director (Principal Financial Officer)	February 10, 2006

/S/ MELANIE K. COLEMAN Melanie K. Coleman	Vice President and Controller (Principal Accounting Officer)	February 10, 2006

/S/ MICHAEL B. FULLER Michael B. Fuller	Director	February 10, 2006

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

2.1*	Separation and Distribution Agreement

3.1*	Certificate of Incorporation of the registrant

3.2*	Bylaws of the registrant

4.1*	Form of Indenture

4.2*	Form of Note

5.1*	Opinion of King & Spalding LLP

10.1*	Form of Transition Services Agreements

10.2*	Form of Tax Sharing Agreement

10.3*	Form of Intellectual Property Agreement

10.4*	Form of Employee Matters Agreement

12.1	Computation of Ratio of Earnings to Fixed Charges (Incorporated by reference to Exhibit 12.1 to the registrant’s Registration Statement on Form 10 (File No. 001-32732), filed with the Securities and Exchange Commission on January 23, 2006)

21.1*	Subsidiaries of the registrant

23.1*	Consent of King & Spalding LLP (included as part of Exhibit 5.1)

23.2	Consent of KPMG LLP

24.1	Power of Attorney (included in signature pages)

25.1*	Statement of Eligibility of Trustee on Form T-1

99.1*	Consent of Peter C. Brown to being named as a director

99.2*	Consent of William A. Owens to being named as a director

99.3*	Consent of Dinesh C. Paliwal to being named as a director

99.4*	Consent of Stephanie M. Shern to being named as a director

*	To be filed by amendment